

Allstate.

Notice of 2024 Annual
Meeting and Proxy Statement
2023 Annual Report

Allstate exists to serve
customers, create opportunity
for our team, generate attractive
returns for investors, improve
communities, and make a
difference in the world.

Proxy Statement

Our Shared Purpose

As the good hands...

We **empower** customers with protection to help them achieve their hopes and dreams.

We **provide** affordable, simple and connected protection solutions.

We **create** opportunity for our team, economic value for our shareholders and improve communities.

Our operating standards

Focus on Customers by anticipating and exceeding service expectations at low costs.

Be the Best at protecting customers, developing talent and running our businesses.

Be Bold with original ideas using speed and conviction to beat the competition.

Earn Attractive Returns by providing customer value, proactively accepting risk and using analytics.



Our behaviors

Collaborate early and often to develop and implement comprehensive solutions and share learnings.

Challenge Ideas to leverage collective expertise, evaluate multiple alternatives and create the best path forward.

Provide Clarity for expected outcomes, decision authority and accountability.

Provide Feedback that is candid, actionable, independent of hierarchy and safe.

Our values

Integrity is non-negotiable.

Inclusive Diversity & Equity values and leverages unique identities with equitable opportunity and rewards.

Collective Success is achieved through empathy and prioritizing enterprise outcomes ahead of individuals.

Allstate Shareholder Letter

Dear Fellow Shareholders,

To succeed in a tumultuous and rapidly changing world, businesses must operate with clarity of purpose, strategic vision, precision and speed. As you know, 2023 was a year of severe weather, inflation and volatile investment markets. Allstate performed well in this environment by helping customers recover from catastrophes, improving auto insurance profitability, proactively managing investments and enhancing the business for sustainable growth. Looking ahead, your company is well-positioned for long-term success.

2023 Results

Our Shared Purpose has guided Allstate for 17 years by focusing on the customer. This creates value for shareholders, opportunity for the Allstate team and improves communities.

Living into Our Shared Purpose requires successfully balancing competing priorities. Customers want affordable, simple and connected protection, so that car accidents, hailstorms or broken appliances do not sidetrack their lives. At the same time, Allstate must provide good returns for shareholders, fulfilling opportunities for employees and agents, and help communities thrive. Doing all of these things require trade-offs and balance.

In 2023, auto insurance rates were raised for the Allstate and National General brands by 16.4% and 12.8%, respectively, to offset increased losses caused by rapid inflation. This obviously did not make products more affordable, but it was necessary for us to earn an adequate return for shareholders. To minimize the impact on customers, operating expenses were reduced, requiring employees and agents to adapt.

We successfully retained more customers than pricing models predicted, since price increases were explained by agents, and non-agent service was improved. In total, however, the customer net promoter score declined last year.

Total enterprise policies in force increased by 2.8% to 194 million as growth in homeowners insurance and protection plans offset a decline in auto insurance policies. Auto insurance policies declined from 26.0 million to 25.3 million reflecting rate increases. National General auto policies rose by 13.3% in 2023 due to increased volume from independent agencies. Homeowners insurance policies were up by 1.1% to 7.3 million despite rate increases of over 12% last year, highlighting the strength of Allstate's competitive position. Protection plans grew by 4.7% as international expansion offset slower growth through North American retailers.

Revenues reached $57.1 billion, 11.1% higher than 2022, reflecting significant increases in average auto and home insurance premiums. Auto insurance profitability improved throughout the year which reduced the underwriting loss by $1.9 billion from 2022. Catastrophe losses, however, were 81% higher ($2.5 billion), resulting in an underwriting loss for 2023. Investment performance was strong with a 6.7% total return and $2.5 billion of net investment income. Health & Benefits and Protection Services businesses generated $348 million of Adjusted Net Income, which reduced the overall net loss to $316 million for the year. Adjusted Net Income*, which excludes some non-operating items, was $251 million for the year and the return on adjusted equity* of 1.5% was below our target of 14-17%.

- Revenue: $57.1 billion (+11.1%)
- Policies in Force: 194 million (+2.8%)
- Net loss: $316 million
- Adjusted net income*: $251 million

* For definitions of these terms, please see the definitions of non-GAAP measures on pages 119-121 of our 2024 Proxy Statement.

Allstate was ranked in the top 250 best-managed companies for the seventh consecutive year by The Wall Street Journal and Drucker Institute.

2023 Operating Priorities

Improve customer value

- The Enterprise Net Promoter Score, which measures how likely customers are to recommend Allstate, finished below the prior year, reflecting substantial price increases necessary to offset higher loss costs.

Grow customer base

- Consolidated policies in force reached 194 million, a 2.8% increase from prior year. Property-Liability policies in force decreased by 2.0% compared to the prior year, as growth at National General was more than offset by a decrease at the Allstate brand. Protection Services policies in force increased 4.3%, primarily due to growth at Allstate Protection Plans.

Achieve target economic returns on capital

- Returns were below target, reflecting property-liability combined ratio of 104.5. The auto insurance profit improvement plan improved results throughout the year but an 81% increase in catastrophe losses led to an underwriting loss.

Proactively manage investments

- Net investment income of $2.5 billion in 2023 was $75 million higher than prior year as higher market-based investment income was partially offset by lower performance-based results. Total return on the $66.7 billion (as of 12/31/23) investment portfolio was 6.7% in 2023. Proactive portfolio management repositioned the fixed income portfolio into longer duration and higher-yielding assets that increased income.

Execute Transformative Growth

- Allstate made substantial progress in advancing Transformative Growth initiatives in 2023. National General is building a strong competitive position in independent agent distribution. Protection Plans is expanding outside the U.S.

Strategic Direction

Allstate's strategy is to grow property-liability insurance market share and expand protection provided to customers.


Increase Personal Property-Liability Market Share
Allstate. You're in good hands.
NATIONAL GENERAL an Allstate company
Answer financial
Leveraging Allstate brand, customer base and capabilities
Expand Protection Services
Allstate PROTECTION PLANS
Allstate DEALER SERVICES
Allstate BUSINESS INSURANCE
arity
Allstate HEALTH & BENEFITS
Avail
Allstate ROADSIDE
Allstate IDENTITY PROTECTION

Progress was made in implementing the Transformative Growth strategy to increase auto and home insurance market share.

Customer value will be increased with lower prices, funded through expense reductions and sophisticated pricing, and new Affordable, Simple, Connected protection products. A new Allstate brand auto insurance offering is now available in seven states and will be expanded in 2024.

Access to local Allstate agents is important to customer value and this strength will be enhanced with new products, advanced technology and greater centralized service. Allstate agents embraced a focus on increasing new business, and productivity increased, aside from the three growth-restricted states where we are addressing profitability. Customer access was also expanded through independent agents with a broader set of National General products.

Progress has also been made in improving sophistication of customer acquisition, building out a new technology ecosystem and organizational transformation.

Expanding the protection provided to customers will also create additional shareholder value. Protection Services revenues increased by 9% over the prior year with increases in protection plans, identity protection, car warranties and roadside services. A sale of the Health & Benefits businesses is being pursued since aligning this business with a set of complementary businesses will create additional value.

Allstate is well-positioned for long-term growth with a broad range of protection offerings, a great brand and extensive distribution.

- Allstate empowers customers with protection to help them achieve their hopes and dream. This includes insurance for autos, homes, boats and personal property, protection plans for electronics, appliances and furniture, identity protection, roadside service and car warranties.
- The Allstate brand is widely recognized and trusted. This is a significant asset in the highly competitive auto and home insurance market and drives growth in other protection products.
- Allstate has extensive distribution partnerships so consumers can become Allstate customers almost everywhere. Insurance products are sold through 26,000 licensed professionals in Allstate agencies, at call centers, over the web, and from tens of thousands of independent agents. Protection plans are embedded into the flow of commerce in many of the largest U.S. retailers and expanding internationally. Employee benefit brokers and car dealers also offer Allstate products.

Successful strategies must also incorporate discontinuous changes in the external environment. Four drivers of change (artificial intelligence, climate change, mobility and connectivity) will impact customers, shareholders and employees. Investments are being made in each of these areas to ensure Allstate has the capabilities to adapt to create the future, not just react to trends.

Innovation on the move – The Allstate mobile app was expanded to enable customers to find lower gas prices, check the weather and reserve parking. Customers use the app 2.5 million times per week!

Human Capital

Allstate has over 53,000 employees located around the world that live into Our Shared Purpose. Eight-four percent of U.S. employees have a favorable view of engagement at Allstate. Ninety percent of U.S. employees feel connected to their immediate team members. Turnover dropped dramatically in 2023.

Allstate is a purpose driven company that is powered by purpose driven people.

High engagement results reflect being on a path to the future, versus trying to return to the past. A distributed work model is a core part of the employee value proposition.

It requires providing leaders with guidance and tools to provide a sense of belonging. As a result, resources have been increased and "pods" for in-person collaboration are being tested as gathering places.

Creating a transformative growth enterprise requires culture change, keeping the good and having the courage to stop things that get in the way. To focus cultural change, a definition was needed, and since the dictionaries were of little help, we created our own.

Culture is a self-sustaining system of shared values, principles and priorities that shape beliefs, drive behaviors and influence decision-making within an organization.

The good news is that most of this is covered in Our Shared Purpose. The values of integrity and ethics are critical to maintaining Allstate as a trusted source of protection. Principles and priorities are reflected in our strategies and behaviors. There is a clear focus on what cultural elements need to be maintained and those where change will improve performance.

Allstate was recognized as one of the world's most ethical companies by Ethisphere for a 10th consecutive year.

Inclusive Diversity and Equity is core to success and while more progress is needed, Allstate continues to lead. In the U.S., 56% of the management team and 48% of the company's officers identify as female or BIPOC, both of which increased from the prior year.

Allstate was included in DiversityInc's Top 50 Companies for Diversity

Financial Strength

Allstate successfully manages capital and has the financial strength to navigate challenging operating environments, fund growth and reward shareholders. Proactive enterprise risk and return management practices kept Allstate in a well-capitalized position in 2023, despite underwriting losses and a significant share repurchase program. Statutory capital and assets at the holding company were $18.0 billion at the end of 2023, which was well in excess of insurance regulatory requirements and exceeded the base level set by the company's models. Sophisticated risk and return management led to a reduction in the public equity portfolio in 2022 and increased duration of the bond portfolio in 2023, which reduced required capital and increased prospective income. $1.3 billion of capital was returned to shareholders in 2023, although the share repurchase program was stopped in July. Over the last five years, $13.7 billion has been returned to shareholders which reduced the number of shares outstanding by 25%.

Climate Engagement

Allstate has been engaged on climate issues for over 25 years since severe weather impacts customers, shareholders and communities. This focus has been on the realities of recovery, remediation and long-term resiliency, not the genesis of climate change.

Allstate successfully adapted to increased severe weather starting in 2008, following a series of large hurricanes and weather-related losses. Homeowners insurance coverage was changed so that customers with newer weather resistant roofs had lower premiums. Pricing fairness was also improved by using sophisticated analytics for each type of loss. To maintain financial strength in the face of extremely large catastrophes, we became one of the largest purchasers of reinsurance and lowered exposure in areas where regulators would not approve adequate prices. Claims remediation was improved by using technology to rapidly respond when disaster strikes. Today, Allstate insures 7.3 million homes and helps approximately 600,000 additional customers get homeowners insurance in markets where the company limits risk levels. In addition to protecting customers from climate change, we have adequately compensated shareholders with underwriting profits over the last 3, 5 and 10 years.

Climate change also impacts operating practices and investment opportunities. Allstate has committed to achieve net zero Scope 1 and 2 emissions by 2030. A commitment on Scope 3 emissions will be made in 2025 since this largely represents indirect emissions through the investment portfolio and the measurement system is not fully developed. The transition to a lower carbon economy will also create attractive return opportunities in the investment portfolio. Investment capabilities are being built, measurement expanded and investments made to benefit in this future.

While Allstate has adapted to climate change and has a viable business protecting homeowners, the overall industry has generated losses of $23 billion in the last 5 years. As a result, competitors are taking action to reduce their losses and consequently homeowners in some markets are not able to get private insurance. Some state-owned insurance pools have moved from providers of last resort to significant insurers. One state's pool is the 10th largest insurer in the country. This is not a sustainable or financially sound situation. Allstate is an advocate for creating solutions through private and public collaboration. The stakes are significant.

America's financial well-being is at risk. Severe weather threatens not only lives but financial solvency, retirements and the American dream. U.S. households have $45 trillion invested in their homes, which represents about half of the net worth for half of households. Insurance is needed for economic stability but the risk of loss is too large for private insurers alone.

Catastrophe losses are increasing. A warming world creates more severe weather catastrophes. This is not just a California or Florida problem since catastrophes (hurricanes, wildfires, flooding, tornadoes, hailstorms, straight line winds, atmospheric rivers, and earthquakes) put virtually every community at risk.

Private insurers can protect people but regulations must reflect economic realities. Private insurers exist to facilitate recovery, spread the costs of disasters amongst policyholders in a fair way and risk their capital. When regulators don't allow insurance prices to reflect local risks this is unfair for customers who choose to live in lower risk areas. It also inhibits insurers from risking their capital which leads to a lack of insurance options. A proper price educates consumers on risks and supports increased resiliency. Insurers must be allowed to properly price risk and reflect the realities of a warmer world.

A sustainable solution also requires governments to provide households protection for extremely large low frequency events.

Natural disasters are hitting Americans and the U.S. economy harder and more frequently.

The Facts

- 170 storms of $1 billion or greater over last 10 years, worth $1.2T of economic loss.
- The frequency of billion-dollar catastrophe events has increased by a factor of 2x over the last 10 years.



- Hurricanes impact all coastal states from TX to ME, and in 2023 even CA and AZ.
- Earthquakes expose homes in CA, WA, OR, and states exposed to the New Madrid fault (AR, IL, KY, MO, OH).
- Tornado/Hail losses exist in states like CO, OK, TX and NE, but with exposure in all states east of the Rockies.
- Wildfire exposure exists in CA and the western US states.
- All states have exposure to flooding.

- Large catastrophes create losses beyond the capacity of private insurers. A Category 5 hurricane in Miami-Dade County, Florida, could result in over $150 billion of losses, and a repeat of the 1938 "Long Island Express" hurricane in New York could cost $100 billion. The top 10 U.S. insurance carriers have $300 billion of total capital for all risks, so fully covering these losses is not prudent.
- State based entities have been created in some states to address this reality, such as Florida, California and Texas, but these entities do not have sufficient financial resources. Other states, such as New York, New Jersey and Georgia have large exposures and plans need to be created.
- The federal government also needs to help protect households from severe weather since large natural disasters are beyond the financial capacity of states. Current federal support could be more effective and equitable. From 2005 through 2019, the federal government spent almost half a trillion dollars on recovery after catastrophes through at least 17 departments. The National Flood Insurance Program runs consistent losses and owes the U.S. Treasury $20.5 billion. Federal plans such as the Terrorism Reinsurance Act protect commercial interests but leave homeowners unprotected. Imagine a terrorist attack in a city where hotel and office building owners get government insurance payments but individual homeowners get nothing. The federal government's approach must be updated for the realities of more severe weather.

Creating a sustainable system that protects America is complicated and will require collaboration and compromise. Allstate will stay actively engaged at the state and federal level to find a better path forward for customers, shareholders, and communities.

Sustainability

Corporate sustainability requires balance and strong governance. Allstate uses a Societal Engagement Framework to provide clarity and structure to determine where to lead on societal issues.

The Allstate Foundation empowers people and communities so they can thrive by empowering youth to serve and improve communities, working to close the racial wage gap, and disrupting the cycle of relationship abuse. Over the past three years, The Allstate Foundation has distributed nearly $112 million to nonprofits.

Shareholders benefit from strong governance led by a board of highly successful directors with a diversity of talent, backgrounds and capabilities. The independent directors summarize their accomplishments in an annual letter on pages 8-9 of this proxy statement.

Allstate is positioned for success with Our Shared Purpose guiding the way and a world-class leadership team that uses the head, heart and courage to create the future.

It is an honor to have your support to continue building this iconic company!



Tom Wilson
Chair, President and CEO




Letter from Independent Directors

April 1, 2024

Fellow Stockholders,

In 2023, we continued to enhance the Board's engagement and oversight to fulfill our fiduciary obligations in what was a challenging operating environment. Allstate executed on improving profitability while implementing strategic initiatives to create long-term shareholder value. This was achieved despite headwinds related to market volatility, inflation pressure and elevated catastrophe losses. The Board focused on profit improvement, operating performance, risk oversight, governance, long-term strategy and environmental and social impact. The foundation of good governance is transparency and accountability, and this letter highlights the Board's performance during the past year.

Strategy and Business

The Board is fully engaged in the oversight of Allstate's operating results and long-term strategic priorities. In 2023, the Board effectively oversaw Allstate's strategy to increase shareholder value by improving profitability, proactively managing investments and implementing Transformative Growth initiatives.

- Profitability improved as auto and home insurance prices were increased with revenues growing 11.1% to $57 billion, compared to the prior year. Profitability was also improved through expense reductions and restricted new auto insurance growth in profit-challenged areas.
- Our investment portfolio had strong returns as duration was shortened in 2021 and extended in 2023.
- Transformative Growth initiatives continued to be executed to create additional shareholder value by increasing auto and home insurance market share once margins improved.
- Divestiture of the Health and Benefits businesses is being pursued to maximize their long-term value by leveraging the capabilities of similar companies.
- Our annual three-day strategy session focused on four "drivers of change" critical to Allstate's long-term business success: artificial intelligence, climate change, personal transportation and customer connectivity.

Overall financial results were below long-term targets but improved throughout the year. 2023 had a net loss of $316 million and adjusted net income* of $251 million, reflecting elevated catastrophe losses and an underwriting loss in auto insurance. In July 2023, in light of the net loss, we suspended repurchasing shares with $4.5 billion of the $5 billion program completed. Allstate increased the common dividend by 3.4% in February 2024, reflecting an ongoing commitment to shareholder return.

Risk Oversight and Board Composition

The Board oversees both the "here and now" risks and longer-term challenges and opportunities. This includes thorough reviews of risks presented by inflation, investment volatility, capital constraints, changing driving behaviors, cybersecurity, regulation, climate change and severe weather. The Board expanded its oversight of technology, data analytics and artificial intelligence ("AI") and reviewed a digital analytical ecosystem to improve direct sales, claims effectiveness and efficiency, and enhance investment processes. The Board evaluated operating and compensation plans from a risk and return perspective. Additionally, the Board reviewed and assessed the company's operating performance and capital allocation practices using an outside-in perspective. We once again utilized independent external resources to supplement our capabilities for compensation, cybersecurity and pay equity topics.

We focused on ensuring Allstate has an optimal Board structure and composition to effectively oversee the business. The Board is a diverse group of highly successful business leaders with a wide array of strategic and business skills. When adding a new director or changing composition of Board committees, we ensure there is a diverse mix of skills, experiences and perspectives. To that end, we added Maria Morris to the Board, who brings insurance industry experience as well as extensive strategic, operational and technology expertise.

Succession Planning

The Board recognizes that continuous and systematic reviews of succession planning is critical to success. We reviewed senior leadership and CEO succession from both an enterprise and individual perspective over multiple meetings during 2023 and participated in succession scenario planning exercises. The Board also has consistent and direct exposure to senior leaders throughout the year and regularly interacts with high performing leaders. We are continually impressed with the "bench strength" and believe that the company is well-positioned for leadership succession.

---

* Measures used in this proxy statement that are not based on generally accepted accounting principles ("non-GAAP") are denoted with an asterisk (*). For definitions of these terms, please see the definitions of non-GAAP measures on pages 119-121 of our 2024 Proxy Statement.

Human Capital

As a service organization, Allstate's strong human capital management and inclusive diversity and equity ("IDE") practices are essential to continued success. Important human capital initiatives were reviewed with the Board and advanced during the year:

- Organizational health, including progress against Future of Work Initiative to address culture, distributed work efficiencies, employee retention and development
- An IDE plan that encompasses work environment, employee representation and procurement relationships. The Board also participated in a facilitated discussion of diversity in the board room. IDE metrics were shifted to the long-term incentive plan to demonstrate alignment with Allstate's long-term strategic priorities
- Organizational transformation strategy, deploying talent, advancing skills-led talent management, and leveraging technology to support Transformative Growth
- Compensation plans are linked to a broad set of objective performance measures. Annual incentive plans are designed to reward performance on key strategic, operational, and financial measures. Long-term incentive plans reflect total shareholder return relative to peers, performance net income return on equity, and performance on IDE progress

To support its commitment to equity and transparency, Allstate issued its third EEO-1 Report and once again completed an external pay equity analysis.

Climate and Sustainability

At Allstate, we take meaningful action to create a more sustainable future since increasing severe weather impacts customers, investors and communities. Allstate has focused on the impacts of climate change for over 25 years, including advocating for catastrophe disaster preparation and response, risk sharing mechanisms, and enhanced building standards. In 2023, progress was made on the strategy to generate attractive investment returns by considering the transition to a lower carbon economy. We expanded the Task Force on Climate-related Financial Disclosures ("TCFD") report to reflect work done on emissions targets and issued our third Sustainability Accounting Standards Board ("SASB") report. A materiality assessment informed the determination of focus areas under the Societal Engagement Framework. The Allstate Foundation invested in its pillars of youth empowerment, victims of relationship abuse and racial equity.

Engagement with Allstate's shareholders is an essential part of the Board's decision-making process. In 2023, the Chair, independent Lead Director and other senior management met with investors representing more than 45% of outstanding shares. We discussed matters including company strategy, operating performance, governance and sustainability initiatives. Feedback from these meetings was shared with the Board and action items were developed, many of which have been communicated in this Proxy Statement.

Allstate continues to be recognized for its best practice disclosures. The 2023 proxy statement was awarded "Best Proxy Statement" by the Transparency Awards. The company's proxy statement and shareholder engagement program were also recognized by Governance Intelligence, formerly Corporate Secretary.

Your view is important to us and we value your continued investment and support of Allstate. The company is positioned for sustainable value creation given our transformation strategy, strong leadership team, and unwavering commitment to Our Shared Purpose of serving customers, providing opportunity to employees and agents, delivering attractive returns to investors and improving communities. We pledge to ensure that Allstate fulfills its obligations to you, its customers, and the broader community. Thank you for trusting us to oversee the long-term sustainability of Allstate.

 **Donald E. Brown**

 **Siddharth N. (Bobby) Mehta**

 **Gregg M. Sherrill**

 **Kermit R. Crawford**

 **Maria Morris**

 **Judith A. Sprieser**

 **Richard T. Hume**

 **Jacques P. Perold**

 **Perry M. Traquina**

 **Margaret M. Keane**

 **Andrea Redmond**

 **Monica Turner**

Notice of 2024 Annual Meeting of Shareholders

Items of Business

BOARD RECOMMENDATION

01 Election of 13 directors

✓ **FOR each nominee**
See pages 28-65 ▶

02 Say-on-pay: advisory vote on the compensation of the named executives

✓ **FOR**
See pages 66-106 ▶

03 Ratification of appointment of Deloitte & Touche LLP as Allstate's independent registered public accountant for 2024

✓ **FOR**
See pages 107-110 ▶

04 Shareholder Proposal to have an Independent Board Chairman

✗ **AGAINST**
See pages 111-112 ▶

In addition, any other business properly presented may be acted upon at the meeting.

By Order of the Board,

[signature]

Christine DeBiase
Secretary
April 1, 2024

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 14, 2024
The Notice of 2024 Annual Meeting, Proxy Statement and 2023 Annual Report and the means to vote by Internet are available at proxyvote.com.



Date and Time
May 14, 2024, at 11:00 a.m. Central time. Admission to the webcast begins at 10:30 a.m.



Virtual (Online Only)
www.virtualshareholdermeeting.com/ALL2024



Record Date
Holders of Allstate common stock at the close of business on March 18, 2024. Each share of common stock is entitled to one vote for each director candidate and one vote for each of the other proposals.



Participation
Shareholders who wish to participate in the meeting should review **page 11.**



Date of Mailing
On or about April 1, 2024, these proxy materials and annual report are being mailed or made available to shareholders and to participants in the Allstate 401(k) Savings Plan.

How to Vote in Advance

Your vote is important. Please vote as soon as possible by one of the methods shown below. **Make sure to have your proxy card, voting instruction form, or notice of Internet availability in hand and follow the instructions.** You may also vote during the annual meeting by visiting www.virtualshareholdermeeting.com/ALL2024, entering your control number, and following the instructions.



By Telephone
In the U.S. or Canada, you can vote your shares toll-free by calling 1-800-690-6903.



By Mail
You can vote by mail by marking, dating and signing your proxy card or voting instruction form and returning it in the postage-paid envelope.



By Internet
You can vote your shares online at proxyvote.com.



By Tablet or Smartphone
You can vote your shares with your tablet or smartphone by scanning the QR code.

Participating in Our Annual Meeting

The 2024 annual meeting will be held in a virtual meeting format since it provides greater access and participation opportunities for shareholders.

Virtual Meetings Increase Participation

SHAREHOLDER ATTENDANCE



In-Person Meeting	Virtual Meeting			
34	87	70	74	77
2019	2020	2021	2022	2023

SHAREHOLDER QUESTIONS ANSWERED DURING THE MEETING



In-Person Meeting	Virtual Meeting			
1	7	10	13	5
2019	2020	2021	2022	2023

Who can participate in the Virtual Annual Meeting?

If you plan to participate in the annual meeting, you must be a holder of Allstate shares as of the record date of March 18, 2024, or hold a legal proxy for the meeting provided by your bank, broker, or nominee. **To be admitted to the annual meeting webcast at www.virtualshareholdermeeting.com/ALL2024, you must enter the 16-digit control number found on your proxy card, voting instruction form or notice of internet availability.** You may log into the meeting platform beginning at 10:30 a.m. Central time on May 14, 2024. The meeting will begin promptly at 11:00 a.m. Central time on May 14, 2024. The virtual meeting platform is fully supported across browsers (Firefox, Chrome, Microsoft Edge and Safari) and devices (desktops, laptops, tablets and cell phones) running the most updated version of applicable software. Participants should ensure they have a strong WiFi connection wherever they intend to participate in the meeting. Participants should also give themselves plenty of time to log in and ensure that they can hear streaming audio prior to the start of the meeting.

How can I vote at the meeting?

You may vote during the annual meeting by following the instructions available on the meeting website during the meeting. **Whether or not you participate in the annual meeting, we encourage you to vote and submit your proxy in advance of the meeting by one of the methods described in these proxy materials.**

How can I ask a question at the meeting?

This year's shareholders' question and answer session will include questions submitted in advance of, and questions submitted live during the annual meeting. You may submit a question in advance of the meeting beginning at 8:30 a.m. Central time on May 9, 2024, and until 11:59 p.m. Central time on May 13, 2024, at www.proxyvote.com after logging in with your 16-digit control number. Once past the login screen, click on "Question for Management," typing your question and clicking "Submit." Alternatively, questions may be submitted during the annual meeting through www.virtualshareholdermeeting.com/ALL2024, by typing your question into the "Ask a Question" field and clicking "Submit." We will try to answer as many questions as time permits. We reserve the right to edit profanity or other inappropriate language and to exclude questions regarding topics that are not pertinent to meeting matters or company business. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition. Any questions pertinent to meeting matters that cannot be answered during the meeting due to time constraints will be posted online at www.allstateinvestors.com.

Who do I contact about technical difficulties?

If you encounter difficulties accessing the meeting during the meeting time, please call the technical support number at (844) 986-0822. The technical support number will also be posted on the meeting website.

Will a replay of the meeting be available?

Following completion of the meeting, a webcast replay will be posted online to our Investor Relations website at www.allstateinvestors.com for one year.

Table of Contents

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About Allstate

Our Businesses

Allstate is one of the nation's largest consumer protection providers with 194 million policies in force protecting cars, homes, motorcycles, health, disability, lives, personal devices and identities. Its products are sold through Allstate agents, independent agents, call centers, online, major retailers and voluntary benefits brokers. The company harnesses the talent of approximately 53,400 employees, 9,100 exclusive Allstate agents and agent support staff, 20,200 licensed sales professionals and 50,900 independent agents.

What We Do

Allstate empowers customers with protection to help them achieve their hopes and dreams. We do this by leveraging innovative, industry-leading technology to provide customers with affordable, simple and connected solutions. We offer a wide range of protection products and services for customers, automobiles, homes, personal property, health, income and identities.


Increase Personal Property-Liability Market Share
Allstate. You're in good hands.
NATIONAL GENERAL an Allstate company
Answer financial.
Leveraging Allstate brand, customer base and capabilities
Expand Protection Services
Allstate. PROTECTION PLANS
Allstate. DEALER SERVICES
arity
Allstate. BUSINESS INSURANCE
Allstate HEALTH & BENEFITS
Avail protected by Allstate
Allstate. ROADSIDE
Allstate. IDENTITY PROTECTION

Allstate at a Glance

194 million policies in force

53,400 employees

9,100 exclusive Allstate agents and agent support staff

50,900 independent agents

20,200 licensed sales professionals

Allstate is included on The Wall Street Journal/ Drucker Institute list of the nation's 250 best managed companies.

In 2023, The Allstate Foundation, along with Allstate and its employees and agents, collectively donated nearly $50 million to help local communities in support of more than 6,900 nonprofits.

Once again, Allstate was included in DiversityInc's Top 50 Companies for Diversity.

In 2023, our employees and agents reported over 186,000 volunteer hours.

Our Strategy

Allstate's Strategy to Increase Shareholder Value

Allstate's strategy is focused on increasing personal property-liability market share and expanding protection offerings by leveraging the Allstate brand, customer base and capabilities. We offer consumers a broad suite of protection solutions and a competitive value proposition across multiple distribution channels. We are expanding protection services businesses by utilizing enterprise capabilities and resources such as the Allstate brand, distribution network, analytics, claims, investment expertise, talent and capital. Innovative growth platforms (such as telematics and identity protection) and broad distribution platforms further enhance our customer value proposition.

Our Strategic Priorities

01 Executing comprehensive plan to improve profitability

Auto insurance margins need to be returned to targeted levels, amongst the best in the industry. Allstate brand auto insurance rate increases of 16.4% were implemented in 2023, and rate increases will continue to be implemented to keep pace with loss trends and improve margins in states where we have not yet achieved rate adequacy. Allstate also implemented stricter auto new business underwriting requirements and reduced the adjusted expense ratio* and lowered advertising spend. We also modified claims practices to manage loss costs and innovation and analytics were leveraged to drive accuracy and operational efficiency.

02 Generating profitable growth in Protection Services and pursuing divestiture of Health and Benefits

Revenue from Protection Services was 9.2% higher than the prior year, generating approximately 4.6% of total Allstate revenues in 2023. Divestiture of Health and Benefits will maximize value by aligning with another company with a broader set of complementary businesses and product offerings.

03 Proactively managing the investment portfolio

Higher investment yields benefitted Net Investment Income. The fixed income portfolio duration was increased in 2023 as fixed income reinvestment yields remained above prior year levels. The higher fixed income duration and defensive positioning in the equity portfolio mitigate recession risk in the portfolio.

04 Transformative Growth

Our Transformative Growth strategy is about creating a business model, capabilities and culture that continually transform to better serve customers. This will be achieved by providing affordable, simple and connected protection through multiple distribution channels. The ultimate objective is to enhance customer value to drive growth in all businesses. We made significant progress across all five components of this strategy: Improve Customer Value, Expand Customer Access, Increase Sophistication and Investment in Customer Acquisition, Deploy New Technology Ecosystems and Drive Organizational Transformation.

* For definitions of these terms, please see the definitions of non-GAAP measures on pages 119-121 of our 2024 Proxy Statement.

Transformative Growth Progress – Property-Liability Businesses

A. Improve Customer Value

Improved the competitive prices of products through lower costs, increased pricing sophistication and telematics. Expanded the use of telematics and broadened the benefits of being connected with the Allstate Mobile app. Provided new protection solutions with simpler consumer-friendly experiences.

B. Expand Customer Access

Transformed Allstate agent sales system to enable more growth at a lower cost, while expanding distribution capacity. Increased direct channel distribution through improved online experience and data-driven insights to enhance call center sales. Grew National General by leveraging the Allstate brand capabilities and data to expand product offerings and fully utilize our independent agency relationships.

C. Increase Sophistication and Investment in Customer Acquisition

Improved the effectiveness of customer acquisition by expanding lead management, building data capabilities and utilizing household insights.

D. Deploy New Technology Ecosystem

Deployed a new technology ecosystem to deliver affordable, simple and connected experiences and products at a lower cost, enabling the retirement of legacy systems

E. Drive Organizational Transformation

Delivered an exceptional customer experience enabled by enhanced human resource tools and technology, an engaged and high performing global workforce, and organizational designs for efficiency.


Digital technology ecosystems
Expense reductions
Increase sophistication and investment in customer acquisition
Personal Property-Liability Flywheel of Growth
Low prices/ attractive returns
Enhanced and expanded distribution
Simple and connected protection solutions

2023 Operating Priorities Support Our Strategy

01 Improve Customer Value

Enterprise Net Promoter Score, which measures how likely customers are to recommend Allstate, finished below the prior year, reflecting the impact of substantial auto and home insurance price increases necessary to offset higher loss costs.

02 Grow Customer Base

Consolidated policies in force reached 194 million, a 2.8% increase from prior year. Property-Liability policies in force decreased by 2.0% compared to the prior year, as continued growth at National General was more than offset by decreases at the Allstate brand. Protection Services policies in force increased 4.3%, primarily due to growth at Allstate Protection Plans.

03 Achieve Target Economic Returns On Capital

The Property-Liability combined ratio of 104.5 for the full year decreased compared to the prior year primarily reflecting increased premiums earned, partially offsetting continued elevated loss costs. A comprehensive profitability plan is being executed.

04 Proactively Manage Investments

Net investment income of $2.48 billion in 2023 was $75 million higher than prior year as higher market-based investment income was partially offset by lower performance-based results. Total return on the $66.68 billion (as of 12/31/23) investment portfolio was 6.7% in 2023. Proactive portfolio management repositioned the fixed income portfolio into longer duration and higher-yielding assets that increased income.

05 Execute Transformative Growth

Allstate made substantial progress in advancing Transformative Growth in 2023, including continued cost reductions, deployment of a new property-liability technology platform and a new Affordable, Simple, Connected auto insurance offering in seven states. National General is building a strong competitive position in independent agent distribution. A digital enterprise is being built by expanding utilization of machine-based learning and artificial intelligence.

Link to Executive Compensation

Allstate's executive compensation program is designed to ensure that the interests of our executives are aligned with those of our shareholders. We establish a strong nexus between performance measures and strategic objectives, which are also linked to operating priorities designed to create long-term shareholder value.

Financial Highlights

ADJUSTED NET INCOME*



2023 $251M
2022 ($239M)
2021 $4.05B

ADJUSTED NET INCOME RETURN ON ALLSTATE COMMON EQUITY*



2023   1.5%
2022   (1.2%)
2021   17.1%

ADJUSTED NET INCOME PER COMMON SHARE*



2023 $0.95
2022   ($0.88)
2021 $13.53

NET INCOME APPLICABLE TO COMMON SHAREHOLDERS



2023   ($316M)
2022   ($1.39B)
2021 $1.50B

BOOK VALUE PER COMMON SHARE



2023 $59.39
2022 $58.12
2021 $80.70

POLICIES IN FORCE



2023   49.1M   145.3M
2022   50.3M   138.7M
2021   49.9M   141.1M

■ Excluding Allstate Protection Plans
■ Allstate Protection Plans

TOTAL SHAREHOLDER RETURN VS. PEER[1] RETURNS



1 Yr
6.3
8.8
9.2
8.0

■ Allstate
■ P&C Peers[2]
■ Peers[2]
■ Life Peers[2]



3 Yr
38.3
61.2
58.8
58.2



5 Yr
91.7
125.0
114.4
104.3

*   For definitions of these terms, please see the definitions of non-GAAP measures on **pages 119-121** of our 2024 Proxy Statement.

[1]   The peers are listed on **page 73**.

[2]   Market Cap Weighted Average

Sustainability at Allstate

Allstate's shared purpose guides how we run the business. Sustainability issues are fundamentally connected to Allstate's business and providing products and services that are accessible, competitively priced and mindful of environmental and social impacts is important to our strategy.

Our Integrated Approach

Allstate integrates sustainability priorities across the enterprise by embedding them into key efforts like the development of products and services and management of the company's investment portfolio.

We utilize a Societal Engagement Framework to evaluate, prioritize and communicate Allstate's participation on important societal issues. Allstate takes a meaningful position on issues that most align with our values and business priorities. The framework is reviewed by the Board of Directors to ensure alignment.

Materiality Assessment

Since 2015, we have collaborated with internal and external stakeholders to discern the issues with the most significant impact on our capacity to generate value, manage risks effectively and meet stakeholder expectations. This helps us identify and assess our most significant risks, opportunities and impacts relating to sustainability. In 2023, we worked in close collaboration with an external consultant to revisit our sustainability priorities.

Results from this materiality assessment helped refine our sustainability initiatives and goals as well as proactively align our sustainability disclosures with emerging trends in global reporting standards and regulations. The results strongly align with Allstate's existing Transformative Growth strategy, Societal Engagement Framework and Our Shared Purpose, which emphasize customers, products, innovation, climate resilience, data privacy and Inclusive Diversity & Equity.

Sustainability Report

Read our 2023 sustainability report to see how Allstate is working to create a safer, more sustainable world for future generations.



Societal Engagement Framework

Allstate seeks to have a positive impact on society and serve stakeholders. To achieve this, we must focus our resources, maximize our impact and reduce risk. To balance these priorities, we created a societal engagement framework to help inform how we engage as a company on key societal issues with our internal and external stakeholders.

Six principles inform our position on issues and the actions we take:

1. Does it align with our values?	2. Is it important to our ability to serve customers?	3. What is our level of expertise on the issue?
4. Do we have an ability to effect change?	5. Does it affect stakeholders?	6. Does it affect risk adjusted returns?

Societal issues and actions are then categorized as lead, support or no engagement:

Lead	**Support**	**No engagement**
Advocate and engage actively	Work with partners to address the issue in a way that benefits stakeholders	Monitor and assess the issue but don't engage

Climate Resilience, Data Privacy and Inclusive Diversity & Equity are three key priorities for the company.

We prioritized three sustainability topics: (1) Climate Resilience, (2) Data Privacy and (3) Inclusive Diversity & Equity.

Climate Resilience. More frequent and severe weather impacts our customers, communities and shareholders. Allstate is protecting homes and communities and advocating for stronger building codes, adequate disaster response capabilities, and public-private partnerships to help homeowners. We work with state and local governments to help create evacuation plans, improve mitigation and address the costs of rebuilding. These efforts lower property damage and insurance costs, and more importantly, keep people safe. To benefit our business, customers and communities, we've also made net zero commitments for our operations and invested in the transition to a lower-carbon economy.

Data Privacy. To run our business and serve customers, we use personal information, which we must protect. We do that by maintaining an industry-leading data privacy program, actively managing cybersecurity risks and influencing public policy on data privacy.

Inclusive Diversity & Equity. To achieve Our Shared Purpose, employees, agents and customers must feel comfortable showing up as their authentic selves. Inclusive Diversity & Equity ("IDE") recognizes and respects unique identities with equitable opportunities and rewards for all and strengthens the way we create opportunity for our team, improve communities, and better protect and serve customers.

Allstate's impact goes far beyond insuring our customers. We are working to create a more sustainable world for future generations.

Our Sustainability Strategy

	FOCUSING ON IMPORTANT TOPICS…		**…LEADS TO VALUE CREATION**
Planet	We seek to make insurance affordable and available in the face of frequent and severe catastrophic weather. We work to improve climate resiliency while providing adequate returns for shareholders.	▶	Weather related catastrophes have been more severe, impacting customers and our business. Success relies on modeling, pricing, and managing climate-related risks effectively.
Prosperity	Allstate ensures customers have a private, safe and secure digital experience. Shareholders are provided attractive financial returns paired with positive environmental and social impact.	▶	Our reputation and success require us to balance risk and return for customers, employees, shareholders and communities. Allstate is a leading digital insurer and champion for data privacy. We have robust information security policies and systems that protect customer and employee data. As an institutional investor, we pursue prosperity for all through a portfolio that delivers attractive risk-adjusted returns while enhancing impact.
People	Customer protection and employee wellbeing are at the heart of our purpose-driven culture.	▶	We are committed to empowering customers with affordable, simple and connected products and experiences. Our inclusive workplace and diverse supply chain help us better serve our employees and customers. Allstate and The Allstate Foundation continue to make a difference for the people in our communities.

Our Key Sustainability Priorities

Allstate has made significant strides in advancing our sustainability goals.



Planet

We incorporate climate risk analysis into product development and pricing and advocate for climate resiliency. We work to mitigate the environmental impacts of our operations, supply chain and investments.

GOALS	PROGRESS
Achieve net zero Scope 1 and 2 emissions by 2030	93,521 mt CO2e total Scope 1 and 2 (market-based) emissions in 2022
Convert 100% of Allstate's fleet to hybrid vehicles by 2025	As of year-end 2023, our fleet of 1,972 vehicles was 58% hybrid
Engage suppliers to disclose their environmental data via CDP, formerly Carbon Disclosure Project, and measure their environmental impact and performance	In 2023, 138 suppliers disclosed environmental data via CDP, an 88% response rate



Prosperity

We keep customer data private and secure while responsibly using it to improve customer service. We have robust resources, training and governance guidelines that ensure ethics and integrity in business processes and relationships.

GOALS	PROGRESS
Provide cybersecurity education in our communities to empower everyone to be safe online	Cyber Safety for Kids and Cyber Safety for Older Adults programs included 10,026 kids (about a 2.4x increase from 2022) and 667 adults (a 14% increase from 2022)
Increase employees' awareness of security threats and trends	99% of employees who attended cybersecurity events said they learned something new and better to help understand how cybersecurity plays a role in their work



People

The products we offer and the technologies we integrate in them are designed to be affordable, simple and connected. Our organizational culture and commitment to Inclusive Diversity & Equity help every Allstater thrive so our business and customers can thrive.

GOALS	PROGRESS
Increase and enhance customer coverage	Protection Services policies in force increased 4.3% compared to 2022
Decrease voluntary turnover rate of our 53,000 full-time and 400 part-time employees	In 2023, we cut our voluntary turnover rate in half at Allstate U.S. year-over-year to 12%
Maintain or increase Allstate's employee engagement scores	Employee engagement scores have rebounded to pre-pandemic levels: 83.5% of employees have a favorable view of engagement at Allstate, higher than the industry benchmark of 79%
Increase procurement spending with diverse suppliers to reduce supply chain risk while fostering greater economic equity	In 2023, we spent $430 million with 2,110 diverse suppliers

Responsible Investing – Aligning with Sustainability Priorities

As of December 31, 2023, we managed a $66.68 billion investment portfolio and actively evaluated how sustainability issues impact investment performance. We integrate sustainability considerations into our investment analysis, risk management and decision-making processes and climate change and IDE are considerations in generating strong risk-adjusted returns.



Broad Portfolio

Use limitations, structure and analytics to assess allocation impacts on sustainability goals

GOALS	2023 PROGRESS
Continue to increase the percentage of the portfolio allocated to responsible investments from 12% at year-end 2022	Responsible investments in Allstate's investment portfolio increased from $7.5 billion to $7.7 billion, with a decrease from 12% to 11% due to overall portfolio appreciation as of year-end 2023, including education, sustainability, affordable housing, health care, green bonds, diverse sponsors, and renewable investments
Strive for $200 million in new commitments with diverse investment sponsors and managers in 2023, nearly 3x historical annual average	Allstate achieved $211 million in commitments to diverse investment sponsors and managers



Impact Sub-Portfolio

Invest in solving societal problems in a targeted manner while achieving attractive returns

GOALS	2023 PROGRESS
Expand climate-related investment capabilities and relationships	Committed $201 million in climate-related opportunities in 2023



Other Activities

Align investment so they support our sustainability goals

GOALS	2023 PROGRESS
Maintain 2% of trading volumes with minority, women and veteran banking enterprises ("MWVBE") in 2023	Allstate exceeded our 2023 goal with 3% of trading volumes with diverse brokers
Increase opportunity for women and racially and ethnically diverse individuals in the asset management industry	Founding partner of Asset Manager Diversity Accelerator ("AMDA") program alongside William Blair and LGIM America, a two-year rotational development program for job seekers from diverse and under-represented groups

Sustainability Governance Model

Board of Directors

The Board believes sustainability benefits Allstate's stakeholders and drives long-term value creation.
The Board has oversight responsibility for sustainability and receives regular updates on sustainability priorities.

Nominating, Governance and Social Responsibility Committee

The nominating, governance and social responsibility committee supplements the Board's review of sustainability matters, and receives regular updates on sustainability matters.

Additionally, other Board committees focus on specific components of the sustainability strategy.

The risk and return committee reviews climate change risk.	The compensation and human capital committee reviews organizational health and other human capital management practices.	The audit committee reviews data privacy and cybersecurity.

Chief Sustainability Officer

Our chief sustainability officer works with leadership from across the company to guide Allstate's sustainability efforts and provides regular reports about the company's progress to the nominating, governance and social responsibility committee and the full Board.

ESG Steering Committee

Allstate has had an ESG Steering Committee (formerly, the Sustainability Council) since 2007. This cross-functional management committee supports Allstate's ongoing commitment to environmental, health and safety, corporate social responsibility, human capital management, corporate governance, sustainability, and other public policy matters.

The committee includes leaders from across the company and is co-chaired by the senior vice president of Corporate Strategy and the chief sustainability officer. The ESG Steering Committee meets regularly.

Responsible Investing Committee

The Responsible Investing Committee monitors sustainable investing trends, evaluates sustainable investing best practices, supports the work of the ESG Steering Committee and periodically reports about its activities to senior leaders within Allstate. In conjunction with Allstate's Investments Risk Committee, the Responsible Investing Committee also monitors our investment portfolio for potential short- and long-term exposures to climate change.

Sustainability Team

The Sustainability team develops the annual sustainability report, responds to ratings and rankings questionnaires, drives employee awareness and engagement with corporate sustainability initiatives and reports to the ESG Steering Committee.

See page 55 for information about the Board's role in overseeing sustainability.

Sustainability Awards and Recognition

Newsweek America's Most Responsible Companies



Member of **Dow Jones Sustainability North America and World Indices**



Top Diversity Employer (DiversityJobs)



The Muse Vibe Awards: Best Companies for Work Flexibility



Forbes World's Best Employers



Ethisphere World's Most Ethical Companies



Voting Roadmap

01 Election of 13 Directors



| Donald E. Brown | Kermit R. Crawford | Richard T. Hume | Margaret M. Keane | Siddharth N. (Bobby) Mehta | Maria Morris |
| Jacques P. Perold | Andrea Redmond | Gregg M. Sherrill | Judith A. Sprieser | Perry M. Traquina | Monica Turner | Thomas J. Wilson |

- All candidates are highly successful executives with relevant skills and expertise
- Average independent director tenure of 7.9 years, with 12 of 13 director candidates independent of management
- Diverse slate of directors with broad leadership experience; 61% of the nominees bring gender or ethnic diversity, including three of the four committee chairs
- Industry-leading shareholder engagement program and highly-rated corporate governance practices

The Board recommends a vote **FOR** each director nominee.

See pages 28-65 for further information ▶

Donald E. Brown, 52
Executive Vice President and Chief Innovation Officer of NiSource, Inc.

Tenure: **4** | Other Public Boards: **0**
Committees: A N

Kermit R. Crawford, 64
Former President and Chief Operating Officer of Rite Aid Corporation

Tenure: **11** | Other Public Boards: **2**
Committees: A E R

Richard T. Hume, 64
CEO of TD SYNNEX

Tenure: **4** | Other Public Boards: **1**
Committees: C R

Margaret M. Keane, 64
Former Chair, CEO and President of Synchrony Financial

Tenure: **6** | Other Public Boards: **1**
Committees: C N

Siddharth N. (Bobby) Mehta, 65
Former President and CEO of TransUnion

Tenure: **10** | Other Public Boards: **2**
Committees: R A E

Maria Morris, 61 New
Former EVP and Head of Global Benefits at MetLife

Tenure: **0** | Other Public Boards: **2**
Committees[1]

Thomas J. Wilson, 66
Chair, President, and CEO of The Allstate Corporation

Tenure: **17** | Other Public Boards: **0**
Committees: E

Jacques P. Perold, 65
Former President of Fidelity Management & Research Company

Tenure: **8** | Other Public Boards: **1**
Committees: A R

Andrea Redmond, 68
Former Managing Director of Russell Reynolds Associates Inc.

Tenure: **14** | Other Public Boards: **0**
Committees: N C E

Gregg M. Sherrill, 71
Independent Lead Director
Former Chair and CEO of Tenneco Inc.

Tenure: **6** | Other Public Boards: **1**
Committees: E N

Judith A. Sprieser, 70
Former CEO of Transora Inc. and senior executive at Sara Lee Corporation

Tenure: **24** | Other Public Boards: **2**
Committees: C R

Perry M. Traquina, 67
Former Chairman, CEO, and Managing Partner of Wellington Management Company LLP

Tenure: **7** | Other Public Boards: **2**
Committees: C E R

Monica Turner, 58
President, North America at Procter & Gamble

Tenure: **1** | Other Public Boards: **0**
Committees: A N

Gender/Ethnic Diversity
75%
Committee chairs

Balanced Tenure
4	5	4
<5 years	5-10 years	>10 years

- ■ Committee Chair
- A Audit Committee
- C Compensation and Human Capital Committee
- E Executive Committee
- N Nominating, Governance and Social Responsibility Committee
- R Risk and Return Committee

[1] Consistent with past practice, Ms. Morris's committee assignments will be established during her first year of service.

Nominees' Skills and Experiences Advance Our Strategy

Allstate has a well-rounded, diverse and independent Board with the institutional knowledge of longer-tenured directors and fresh perspectives brought by newer directors. Directors have a variety of skills and experiences developed across a broad range of industries and other public company boards. This enables effective oversight of the business and incorporates best practices.

	Key Skill or Qualification	Link to Strategy	% of Directors
	Core Competencies		
	Strategic and Operational Oversight	Demonstrates a practical understanding of developing, implementing and assessing business strategies, key initiatives and annual business plans.	**100%**
	Shareholder Advocacy	Understands shareholder expectations and drives change based on engagement feedback.	**100%**
	Corporate Governance	Supports Allstate's goals of strong Board and management accountability, transparency, responsiveness and protection of shareholder interests.	**100%**
	Leadership	Possesses strong leadership qualities, encourages robust and thoughtful dialogue and decision-making, and provides succession planning opportunities for Board and committee leadership roles.	**100%**
	Additional Capabilities		
	Financial Services	Assists with understanding the business and strategy of our company.	**69%**
	Risk Management	Aids in Board's role in overseeing the risks facing our company and provides effective oversight of our enterprise risk and return management ("ERRM") program.	**100%**
	Accounting and Finance	Brings financial reporting, audit knowledge and experience in capital markets to support Allstate's success.	**92%**
	Technology and/or Cybersecurity	Supports Allstate's focus on improving internal operations and the customer experience and protects customer information.	**80%**
	Complex, Highly Regulated Business	Understands business regulatory requirements throughout all 50 states and applicable regulations by the U.S. federal government, Canada and other countries.	**85%**
	Sustainability	Drives long-term sustainable value creation for shareholders and encourages effective oversight and transparency of Allstate's sustainability priorities.	**100%**
	Succession Planning and Human Capital Management	Ensures that Allstate has sufficient talent, robust development and retention practices and supports our commitment to further inclusive diversity and equity.	**100%**
	Innovation and Customer Focus	Helps Allstate grow its brand, enhance its reputation, generate disruptive innovation and extend or create new business models.	**100%**
	Government, Public Policy and Regulatory Affairs	Assists in identifying and understanding compliance issues and the effect of governmental actions on our business.	**69%**
	Global Perspective	Provides valuable insights on how Allstate should continue to grow and manage its businesses outside the United States.	**69%**

See page 29 for a detailed individual skills matrix.

NEW

What's New



Ms. Morris was welcomed to the Board this year. She brings strong industry, strategic, operational and risk management expertise.

Director Nominees are Gender and/or Racially/Ethnically Diverse	Board Committee Chairs are Gender and/or Racially/Ethnically Diverse	Director Nominees are Women	Director Nominees are Racially/Ethnically Diverse	Director Nominees that serve or served as CEO or President
62%	**75%**	**38%**	**31%**	**77%**

02 Say-on-Pay: Advisory Vote on the Compensation of the Named Executives

✔
- Independent oversight by compensation and human capital committee of the Board
- Independent compensation consultant utilized to evaluate and benchmark compensation program
- **Executive compensation targeted at 50th percentile of peers and aligned with short- and long-term business goals and strategy**
- Compensation programs are working effectively. Annual incentive compensation funding for our named executives in 2023 was reduced by 50% from the formulaic result of 100% of target due to negative Net Income.

The Board recommends a vote **FOR** this proposal.

See pages 66-106 for further information ▶

2023 Compensation Program Components

Allstate's executive compensation program reflects our pay-for-performance culture and supports shareholder alignment while also incentivizing our executives:

	Cash		**Long-Term Equity-Based Incentive**	
	Fixed	**Performance-Based/At-Risk**		
COMPONENT	Salary	Annual Cash Incentive	Performance Stock Awards	Stock Options
LINK TO SHAREHOLDER VALUE	Targeted at 50th percentile of peers to support Allstate's goal of attracting and retaining top executive talent which ensures strong leadership over Allstate's businesses.	Motivates and rewards executives for performance on key strategic, operational and financial measures during the year. **2023 measures:** Total Premiums, Performance Net Income and Net Investment Income. Payout reduction in the event of negative net income further aligns payouts with shareholder value creation.	Motivates and rewards executives for performance on key long-term measures and aligns the interests of executives with long-term shareholder value. **2023 measures:** Average Performance Net Income Return on Equity ("ROE"), Relative Total Shareholder Return, Transformative Growth and Inclusive Diversity and Equity.	Stock options comprise 40% of equity incentives granted in 2023, which was reduced to 20% beginning in 2024 to align executive compensation with long-term shareholder value.

Target Compensation Mix

CEO

At-Risk Performance-Based Pay: 92%

8% Base Salary	23% Annual Cash Incentive	41% Performance Stock Awards	28% Stock Options

OTHER NEOs

At-Risk Performance-Based Pay: 81%

19% Base Salary	24% Annual Cash Incentive	34% Performance Stock Awards	23% Stock Options

Performance Metrics

45% Total Premiums
45% Performance Net Income
10% Net Investment Income

50% Average Performance Net Income ROE
30% Relative TSR
10% Transformative Growth
10% Inclusive Diversity and Equity

03 Ratification of Deloitte & Touche LLP as the Independent Registered Public Accountant for 2024



- Independent firm with few ancillary services and reasonable fees
- Significant industry and financial reporting expertise
- The audit committee annually evaluates Deloitte & Touche LLP and has determined that its retention continues to be in the best interests of Allstate and its shareholders

The Board recommends a vote **FOR** this proposal.

See pages 107-110 for further information ▶

04 Shareholder Proposal to have an Independent Board Chairman



- It is in the best interests of Allstate's stockholders for the Board to have the ability to determine the best person to serve as Board Chair
- Allstate's independent Lead Director provides additional leadership of the Board
- There are other structural safeguards to provide effective independent oversight of Allstate

The Board recommends a vote **AGAINST** this proposal.

See pages 111-112 for further information ▶

Based off feedback from our shareholder engagement throughout the year, shareholders are supportive of Allstate's governance and compensation practices.





Corporate governance

01 Election of 13 Directors



VOTING RECOMMENDATION:

The Board recommends a vote **FOR** each director nominee.

What am I voting on?

The Board recommends 13 nominees for election to the Allstate Board for one-year terms beginning in May 2024 and until a successor is duly elected and qualified or his or her earlier resignation or removal.

Overview

- All candidates are highly successful executives with relevant skills and expertise
- Average independent director tenure of 7.9 years, with 12 of 13 director candidates independent of management
- Diverse slate of directors with broad leadership experience; 61% of the nominees bring gender or ethnic diversity, including three of the four committee chairs
- Industry-leading shareholder engagement program and highly-rated corporate governance practices

Each nominee was previously elected at Allstate's annual meeting of shareholders on May 23, 2023, for a one-year term, with the exception of Ms. Morris who joined the Board in 2024. The Board expects all nominees named in this proxy statement to be available for election. If any nominee is not available, then the proxies may vote for a substitute. On the following pages, we list the reasons for nominating each individual.

Our Director Nominees

The Director Nominees at a Glance

Name and Principal Occupation	Black/African American	Asian/Other Pacific Islander	White/Caucasian	Gender	Age	Tenure (years)	Board Committees	Number of Other Public Company Boards	Skills and Experiences: Financial Services	Risk Management	Accounting and Finance	Technology and/or Cybersecurity	Global Perspective	Complex, Highly Regulated Business	Sustainability	Succession Planning and Human Capital Management	Innovation and Customer Service	Government, Public Policy and Regulatory Affairs
Thomas J. Wilson Chair, President and CEO of The Allstate Corporation			●	M	66	17	E (Chair)	0	●	●	●	●	●	●	●	●	●	●
Gregg M. Sherrill **Independent Lead Director** Former Chair and CEO of Tenneco Inc.			●	M	71	6	E, N	1		●	●		●	●	●	●	●	●
Donald E. Brown Former Executive Vice President and Chief Innovation Officer of NiSource, Inc.	●			M	52	4	A, N	0		●	●	●		●	●	●	●	●
Kermit R. Crawford Former President and Chief Operating Officer of Rite Aid Corporation	●			M	64	11	A (Chair), E, R	2		●	●	●		●	●	●	●	●
Richard T. Hume CEO of TD SYNNEX			●	M	64	4	C, R	1		●	●	●	●		●	●	●	
Margaret M. Keane Former Chair, CEO and President of Synchrony Financial			●	F	64	6	C, N	1	●	●	●	●		●	●	●	●	●
Siddharth N. (Bobby) Mehta Former President and CEO of TransUnion		●		M	65	10	R (Chair), A, E	2	●	●	●	●	●	●	●	●	●	●
Maria Morris Former EVP and Head of Global Benefits at MetLife			●	F	61	<1		2	●	●	●	●	●	●	●	●	●	
Jacques P. Perold Former President of Fidelity Management & Research Company			●	M	65	8	A, R	1	●	●	●	●		●	●	●	●	
Andrea Redmond Former Managing Director of Russell Reynolds Associates Inc.			●	F	68	14	N (Chair), C, E	0	●	●			●	●	●	●	●	●
Judith A. Sprieser Former CEO of Transora Inc. and senior executive at Sara Lee Corporation			●	F	70	24	C, R	2	●	●	●		●	●	●	●	●	
Perry M. Traquina Former Chairman, CEO and Managing Partner of Wellington Management Company LLP			●	M	67	7	C (Chair), E, R	2	●	●	●	●	●	●	●	●	●	●
Monica Turner President, North America at Procter & Gamble	●			F	58	1	A, N (Chair)	0	●	●	●	●	●		●	●	●	●

■ Committee Chair A Audit Committee C Compensation and Human Capital Committee E Executive Committee N Nominating, Governance and Social Responsibility Committee R Risk and Return Committee

Director Biographies



Donald E. Brown

Independent
Age 52

Director since 2020 (4 years of tenure)

Professional Experience
- Former Executive Vice President and Chief Innovation Officer of NiSource, Inc., a highly regulated natural gas and electric utilities company serving customers across multiple states.
- Former EVP and CFO of NiSource, Inc.

Other Public Board Service
- None

Attendance at Board/Committee Meetings
20/20

Key Experience and Qualifications

Risk Management: Overall responsibility for identifying and evaluating financial risk exposures and determining steps to mitigate those risks during tenure at NiSource.

Accounting and Finance: Significant financial and accounting experience leading the financial operations of one of the largest utility companies in the country.

Technology and/or Cybersecurity: In-depth understanding of technological advancements and operational transformation to enhance the customer experience.

Complex, Highly Regulated Businesses: Regulatory expertise within the heavily regulated utilities industry.

Sustainability: Experience developing and leading transition to a less carbon-intensive business model.

Succession Planning and Human Capital Management: Responsibilities as senior leader at NiSource included oversight of employee recruitment, development and retention, as well as leadership of large teams.

Innovation and Customer Focus: Experience overseeing business focused on delivering safe, reliable and efficient services to customers and communities.

Government, Public Policy and Regulatory Affairs: Deep understanding of compliance and governmental requirements as a senior leader of one of the largest fully regulated utility companies in the United States.

Committee Assignments and Rationale

A Audit Committee
- Multiple leadership positions with financial oversight responsibility, including as former CFO at NiSource.

N Nominating, Governance and Social Responsibility Committee
- Management and leadership experience as senior leader of NiSource, including oversight of employee talent and retention programs.
- Experience leading climate strategies for large gas and electric company.



Kermit R. Crawford

Independent
Age 64

Director since 2013 (11 years of tenure)

Professional Experience
- Former President and Chief Operating Officer of Rite Aid Corporation, which operates one of the leading retail drugstore chains in the United States.
- Former Executive Vice President and President, Pharmacy, Health and Wellness for Walgreens Co., which operates one of the largest drugstore chains in the United States.
- Former Director of TransUnion and LifePoint Health.

Other Public Board Service
- C.H. Robinson (2020–present)
- Visa (2022–present)

Attendance at Board/Committee Meetings
21/21

Key Experience and Qualifications

Risk Management: Deep understanding of consumer experiences and insights, and extensive experience in business strategy and risk management.

Accounting and Finance: Responsible for all operational aspects of large drugstore chains throughout the country, including financial results.

Technology and/or Cybersecurity: Effectively led operational change, including through the use of technology.

Complex, Highly Regulated Businesses: Expertise assessing the strategies and performance of a geographically distributed and consumer-focused service business in a highly competitive industry.

Sustainability: Over 30 years of operational experience included driving sustainability initiatives. Experience also gained as current chair of governance committee at another public company.

Succession Planning and Human Capital Management: Responsibilities as senior leader at leading retail drugstore chains included leadership of large divisions and human capital priorities and culture.

Innovation and Customer Focus: Effectively oversaw transition of pharmacy experience from a model focused primarily on drug delivery to a pharmacist-patient centric model.

Government, Public Policy and Regulatory Affairs: Understanding of legal and regulatory requirements relevant for large, public companies to ensure compliance.

Committee Assignments and Rationale

A Audit Committee (Chair)
- Responsibility for all aspects of strategic, operational and profit and loss management of two of the largest drugstore chains in the United States.
- Board leadership and eleven years tenure on Allstate Board.
- Current member of the audit committee at Visa and former member of the audit committees at TransUnion and LifePoint Health.

R Risk and Return Committee
- Operational experience at large, geographically dispersed service organizations.
- Chair of Allstate audit committee.



Richard T. Hume

Independent
Age 64

Director since 2020 (4 years of tenure)

Professional Experience
- Current CEO and director of TD SYNNEX, a global IT distribution and solutions company.
- Former COO of Tech Data Corporation.
- Former General Manager and COO, Global Technology Services at IBM.

Other Public Board Service
- TD SYNNEX (2021–present)

Attendance at Board/Committee Meetings
21/21

Key Experience and Qualifications

Risk Management: Deep understanding of risk evaluation and management throughout business transformation.

Accounting and Finance: Strong operational experience through various roles, including overseeing financial and accounting operations and as a financial executive at IBM.

Technology and/or Cybersecurity: Extensive technology background as a senior leader at IBM and CEO of an IT distribution and solutions company.

Global Perspective: Experience overseeing all aspects of global operations of TD SYNNEX.

Sustainability: Experience developing and driving sustainability initiatives in role as CEO of a public company.

Succession Planning and Human Capital Management: Significant management and succession planning experience through various senior leadership roles.

Innovation and Customer Focus: Experience overseeing innovative strategy, technological advancement and transformative growth in global business services.

Committee Assignments and Rationale

C **Compensation and Human Capital Committee**
- Significant management experience leading large companies as CEO and COO.
- Comprehensive market knowledge of executive compensation, recruitment and succession practices as CEO of TD SYNNEX.

R **Risk and Return Committee**
- In-depth understanding of technology, innovation and transformative growth.
- Responsibility for strategic direction of large technology company.



Margaret M. Keane

Independent
Age 64

Director since 2018 (6 years of tenure)

Professional Experience
- Former Chair, CEO and President of Synchrony Financial, a consumer financial services company.
- Former President and CEO of GE Capital Retail Finance.

Other Public Board Service
- Tenable (2023–present)

Attendance at Board/Committee Meetings
20/20

Key Experience and Qualifications

Financial Services: Extensive operational and strategic experience in the consumer financial services industry as CEO of Synchrony Financial.

Risk Management: In-depth understanding and experience in risk and return management as CEO of financial services company.

Accounting and Finance: Responsible for overall operations of large financial services company.

Technology and/or Cybersecurity: Valuable insights into innovation and technology transformation strategies for a large financial services company.

Complex, Highly Regulated Businesses: Successful leadership experience across roles spanning consumer finance, vendor financial services, operations and quality.

Sustainability: Drove various sustainability priorities and programs throughout tenure as CEO, including diversity and inclusion initiatives.

Succession Planning and Human Capital Management: Significant experience in developing succession planning and performance goals as CEO of Synchrony Financial.

Innovation and Customer Focus: Led strategic and technology transformation in rapidly changing consumer payments industry.

Government, Public Policy and Regulatory Affairs: Experience working with Business Roundtable to promote a thriving U.S. economy and expanded opportunity for all Americans through sound public policy.

Committee Assignments and Rationale

C **Compensation and Human Capital Committee**
- Substantial experience in establishing management performance objectives and specific goals.
- Significant market knowledge of executive compensation as the former CEO of Synchrony Financial.

N **Nominating, Governance and Social Responsibility Committee**
- Board leadership as former Chair of Synchrony Financial.
- Thought leader and driver of inclusion and diversity initiatives.



Siddharth N. (Bobby) Mehta

Independent
Age 65

Director since 2014 (10 years of tenure)

Professional Experience
- Former President and CEO of TransUnion, a global provider of credit information and risk management solutions.
- Former CEO, HSBC North America Holdings Inc.
- Former CEO, HSBC Finance Corporation.
- Former Director of TransUnion and Piramal Enterprises Ltd.

Other Public Board Service
- JLL (Jones Lang LaSalle Incorporated) (2019–present)
- Northern Trust Corp. (2019–present)

Attendance at Board/Committee Meetings
21/21

Key Experience and Qualifications

Financial Services: Extensive operational and strategic experience in the industry as CEO of TransUnion and HSBC Finance Corporation.

Risk Management: Deep understanding of identifying and managing risk within global risk and information solutions provider.

Accounting and Finance: Multiple leadership positions with financial and accounting oversight responsibility throughout career.

Technology and/or Cybersecurity: Experience overseeing cybersecurity risk initiatives and programs as director at other public companies.

Global Perspective: Demonstrated leadership that increased revenues and global reach through the use of technology.

Complex, Highly Regulated Businesses: Valuable insights into the highly regulated insurance industry and investment activities throughout career in financial services industry.

Sustainability: Investor in climate analytics company and thorough understanding of climate risk at financial services company.

Succession Planning and Human Capital Management: Led human capital and diversity and inclusion initiatives and oversaw succession planning during tenure as CEO.

Innovation and Customer Focus: Significant experience within customer-centric banking and credit markets including the use of advanced analytics.

Government, Public Policy and Regulatory Affairs: Understanding of compliance issues within highly regulated financial services industry and effect of governmental actions.

Committee Assignments and Rationale

R **Risk and Return Committee (Chair)**
- Significant experience in financial markets and utilization of data and analytics.
- In-depth understanding and experience in risk and return management as a director and former CEO.

A **Audit Committee**
- Multiple leadership positions with financial oversight responsibility, including President and CEO of TransUnion, CEO of HSBC Finance Corporation and CEO of HSBC North America Holdings Inc.
- Chair of Allstate risk and return committee.



Maria Morris

Independent
Age 61

Director since 2024 (<1 years of tenure)

Professional Experience
- Former Executive Vice President, Global Employee Benefits Business, MetLife.
- Other senior leadership roles during 33-year career at MetLife including Interim Head of MetLife U.S. Business, Interim Chief Marketing Officer and Head of Global Technology and Operations.

Other Public Board Service
- S&P Global (2016–present)
- Wells Fargo (2018–present)

Attendance at Board/Committee Meetings
Joined in 2024

Key Experience and Qualifications

Financial Services: Extensive operational and strategic experience in the industry gained through tenure at MetLife.

Risk Management: In-depth understanding of risks relevant to financial services and insurance industries and additional experience gained as risk committee chair at another public company.

Accounting and Finance: Held multiple leadership positions throughout career at MetLife requiring financial and operational oversight and serves as chair of audit committee at another public company.

Technology and/or Cybersecurity: Expertise gained through role as Head of Global Technology and Operations at MetLife including oversight of $1.6 billion technology portfolio.

Global Perspective: Responsibility for MetLife's U.S. Business and Employee Benefits business in more than 40 countries.

Complex, Highly Regulated Businesses: Brings valuable strategic, operational and industry experience in heavily-regulated insurance industry from 33-year career with MetLife.

Sustainability: Over 30 years of leadership experience with insurance company including driving sustainability initiatives relevant to industry and oversight of refreshed corporate responsibility strategy.

Succession Planning and Human Capital Management: Expert in employee benefits, succession planning and human capital management, as well as member of human resources committee at another public company.

Innovation and Customer Focus: Experience acquired through various leadership roles including as Interim Chief Marketing Officer at MetLife.

Committee Assignments and Rationale
- Consistent with past practice, committee assignments will be established during first year of service.



Jacques P. Perold

**Independent
Age 65**

Director since 2015 (8 years of tenure)

Professional Experience

- Chair and founder of CapShift, an investment advisory firm.
- Former President of Fidelity Management & Research Company, a privately-held investment and asset management company serving clients worldwide.
- Founder, former President and Chief Investment Officer of Geode Capital Management LLC, a global asset manager and independent institutional investment firm and sub-advisor to Fidelity.
- Current trustee of New York Life Insurance Company's MainStay Funds.

Other Public Board Service

- MSCI Inc. (2017–present)

Attendance at Board/Committee Meetings
21/21

Key Experience and Qualifications

Financial Services: Led investments and operations for large mutual fund as well as founded investment advisory firm.

Risk Management: Deep understanding of risks relevant to financial services industry, specifically related to investment activities.

Accounting and Finance: Held multiple leadership positions throughout career requiring financial and accounting oversight responsibilities.

Technology and/or Cybersecurity: Experience using data-driven tools and solutions to help clients build more effective portfolios.

Complex, Highly Regulated Businesses: In-depth understanding of SEC and FINRA rules that regulate financial services industry.

Sustainability: Served as chair of corporate responsibility committee at another public company which includes oversight of sustainability initiatives.

Succession Planning and Human Capital Management: As senior business leader, established executive compensation program management objectives and goals.

Innovation and Customer Focus: Leader of one of the world's largest asset managers representing customers with nearly $4 trillion assets under management.

Committee Assignments and Rationale

A **Audit Committee**

- Multiple leadership positions with financial and operational oversight responsibilities, including as President of Fidelity Management & Research Company.

R **Risk and Return Committee**

- Significant experience in management and oversight of risk for three large asset management firms.
- Current trustee of several mutual funds.



Andrea Redmond

**Independent
Age 68**

Director since 2010 (14 years of tenure)

Professional Experience

- Former Managing Director, co-head of the CEO/board services practice, founder and leader of global insurance practice and member of financial services practice at Russell Reynolds Associates Inc., a global executive search firm.
- Independent consultant providing executive recruiting, succession planning and human capital management services.

Other Public Board Service

- None

Attendance at Board/Committee Meetings
20/20

Key Experience and Qualifications

Financial Services: Substantial experience in financial services leadership selection and executive development.

Risk Management: Extensive experience in assessing necessary board capabilities and evaluating director candidates to ensure adequate risk oversight on boards.

Complex, Highly Regulated Businesses: Operational and strategic knowledge of highly regulated financial service companies gained through experience in recruiting senior leaders.

Sustainability: Leads sustainability oversight responsibilities as chair of nominating, governance and social responsibility committee.

Succession Planning and Human Capital Management: Expert in public company succession planning, human capital management and executive compensation across wide range of industries.

Innovation and Customer Focus: Valuable insights and judgment gained through supporting high-performance organizations and clients in executing on corporate strategies.

Government, Public Policy and Regulatory Affairs: Experience overseeing public policy issues and reporting as part of director responsibilities at Allstate.

Global Perspective: Significant experience providing executive recruiting and succession planning services for large global search firm.

Committee Assignments and Rationale

N **Nominating, Governance and Social Responsibility Committee (Chair)**

- Significant expertise recruiting and evaluating directors for a variety of public companies.
- A senior partner at a highly regarded global executive search firm, Russell Reynolds Associates, from 1986 to 2007, including significant tenure as co-head of the CEO/board services practice.

C **Compensation and Human Capital Committee**

- Experience in executive recruiting, succession planning and human capital management.
- Extensive experience working with numerous publicly traded companies to recruit and place senior executives.



Gregg M. Sherrill

Independent Lead Director
Age 71

Director since 2017 (6 years of tenure)

Professional Experience
- Former Executive Chair, CEO and director of Tenneco Inc., a producer of automotive emission control and ride control products and systems.
- Former Corporate Vice President and President of Power Solutions at Johnson Controls Inc., a global diversified technology and industrial company.

Other Public Board Service
- Snap-on Inc. (2010–present)

Attendance at Board/Committee Meetings
18/18

Key Experience and Qualifications

Risk Management: In-depth understanding of risk and return management as CEO and director.

Accounting and Finance: Created financial strategies and implemented operating plans to increase revenues and profitability during tenure at Tenneco.

Technology and/or Cybersecurity: Technology expertise gained during tenure as a senior operating executive.

Global Perspective: Successfully managed international operations as CEO of a global public company with employees in 23 countries.

Complex, Highly Regulated Businesses: Brings valuable insights and extensive operational and strategic experience within regulated automotive industry.

Sustainability: Oversight of sustainability priorities gained throughout tenure as leader of a large public company, specifically related to emissions control.

Succession Planning and Human Capital Management: Significant management experience, including executive recruitment and compensation programs.

Innovation and Customer Focus: Valuable insights into transformation and innovation within customer-centric automotive industry.

Government, Public Policy and Regulatory Affairs: Understanding of public policy and regulatory issues and participation with trade associations.

Committee Assignments and Rationale

Lead Director
- Extensive board leadership experience as former Chair of Tenneco and former chair of organization and executive compensation committee at Snap-On.
- Successfully led large, global manufacturing company through strategic growth and operational change.
- Possesses strong integrity and professional credibility with the other directors and has excellent knowledge of Allstate's strategy and business.

N **Nominating, Governance and Social Responsibility Committee**
- Significant leadership experience as the former Chair and CEO of Tenneco, including oversight over sustainability and governance matters.
- Experience on corporate boards.



Judith A. Sprieser

Independent
Age 70

Director since 1999 (24 years of tenure)

Professional Experience
- Former CEO of Transora Inc., a technology software and services company.
- Former CFO and other senior operating executive positions at Sara Lee Corporation, a global manufacturer and marketer of brand-name consumer goods.
- Former director at Royal Ahold NV, Experian, Reckitt Benckiser Group plc and Jimmy Choo plc.

Other Public Board Service
- Newell Brands Inc. (2018–present)
- Intercontinental Exchange Inc. (2004–present)

Attendance at Board/Committee Meetings
21/21

Key Experience and Qualifications

Financial Services: Tenure as Allstate director has provided deep knowledge and understanding of financial services industry.

Risk Management: Risk and return management expertise gained through service on boards of multiple publicly traded companies.

Accounting and Finance: Extensive evaluation of financial statements and supervision of financial executives during tenure as CFO.

Global Perspective: Experience gained through service on boards of international companies.

Complex, Highly Regulated Businesses: Understanding of government regulations relevant to insurance industry acquired through tenure as Allstate director.

Sustainability: Tenure as executive officer and director at other public companies, including as former Lead Director at Allstate, has included oversight of sustainability initiatives and programs.

Succession Planning and Human Capital Management: Significant executive management and succession planning experience gained through service on other boards and as a former CEO.

Innovation and Customer Focus: Wide-ranging operational experience at a consumer goods company.

Committee Assignments and Rationale

C **Compensation and Human Capital Committee**
- Extensive experience leading other large companies as CEO and CFO.
- Experience serving on boards of other publicly traded and international companies.

R **Risk and Return Committee**
- Insight from service as prior chair of Allstate's audit committee and current audit committee chair at Intercontinental Exchange Inc.
- Tenure as an Allstate director has provided experience through multiple operating environments.



Perry M. Traquina

Independent
Age 67

Director since 2016 (7 years of tenure)

Professional Experience
- Former Chairman, CEO and Managing Partner of Wellington Management Company LLP, one of the world's largest global investment management firms with over $1 trillion of assets under management.
- Held a series of positions of increasing responsibility at Wellington, including Partner and President.

Other Public Board Service
- Morgan Stanley (2015–present)
- eBay Inc. (2015–present)

Attendance at Board/Committee Meetings
20/21

Key Experience and Qualifications

Financial Services: Strong financial services and investment management expertise as CEO of large investment management firm.

Risk Management: Deep understanding of risk and return management within financial services industry and brings outside perspective as chair of risk committee at another public company.

Accounting and Finance: Expertise in evaluating financial statements and reports gained through service on audit company at another public company as well as financial background.

Technology and/or Cybersecurity: Experience on another public company audit committee includes oversight of cybersecurity programs.

Global Perspective: Led one of the world's largest global investment management firms including the globalization of Wellington's investment platform.

Complex, Highly Regulated Businesses: In-depth understanding of SEC and FINRA rules that regulate financial services industry.

Sustainability: Oversaw sustainability initiatives during tenure as CEO and chairman of Wellington and provides insights gained from service on other public company boards.

Succession Planning and Human Capital Management: Deep understanding of executive compensation practices.

Innovation and Customer Focus: Built a world-class investment organization by more than doubling assets under management during tenure.

Government, Public Policy and Regulatory Affairs: Brings valuable market-oriented investor perspective.

Committee Assignments and Rationale

C **Compensation and Human Capital Committee (Chair)**
- Significant management experience as former Chairman and CEO of Wellington Management Company LLP from 2004 through June 2014.
- Shareholder perspective on compensation and human capital as a significant investor and director of other public companies.

R **Risk and Return Committee**
- In-depth understanding of financial markets, asset allocation strategies and investment performance management.
- Current chair of the risk committee at Morgan Stanley.



Monica Turner

Independent
Age 58

Director since 2023 (1 year of tenure)

Professional Experience
- Current President, North America of Procter & Gamble.
- Former President, North America Sales of Procter & Gamble.
- Former EVP and Head of Sales, North America of Procter & Gamble.

Other Public Board Service
- None

Attendance at Board/Committee Meetings
21/21

Key Experience and Qualifications

Financial Services: Overall responsibility for all financial, sales and operational aspects of the largest and most profitable region of a global consumer goods company.

Risk Management: Significant experience in management and oversight of risk and return for a large consumer goods company.

Accounting and Finance: Significant accounting and financial oversight experience gained through leadership of several business units within Procter & Gamble.

Technology and/or Cybersecurity: Experience delivering transformational results through technology in role as head of largest region of Procter & Gamble.

Global Perspective: Extensive experience gained during tenure with one of the world's largest consumer goods companies, including membership on Procter & Gamble's Global Leadership Council.

Sustainability: Responsibility for sustainability initiatives and programs for North America region of Procter & Gamble.

Succession Planning and Human Capital Management: Recognized leader of equality and inclusion within Procter & Gamble and the broader community.

Innovation and Customer Focus: Wide-ranging operational and leadership experience at consumer goods company, serving 370 million consumers in the region.

Government, Public Policy and Regulatory Affairs: Responsible for operations, spanning sales offices, technical centers, manufacturing plants and mixing centers and partners with multiple government agencies.

Committee Assignments and Rationale

A **Audit Committee**
- Multiple leadership positions with financial oversight responsibility in several business units across Procter & Gamble.

N **Nominating, Governance and Social Responsibility Committee**
- Significant leadership experience as President at Procter & Gamble, including oversight of sustainability programs.
- Recognized thought leader on equality and inclusion.



Thomas J. Wilson

Board Chair, President and Chief Executive Officer
Age 66

Director since 2006 (17 years of tenure)

Professional Experience
- CEO since January 2007 and Chair of Board since May 2008.
- President from June 2005 to January 2015 and from February 2018, to present.
- Held senior executive roles other than CEO, having led all major operating units.
- Former director at State Street Corporation.

Other Public Board Service
- None

Attendance at Board/Committee Meetings

7/7

Key Experience and Qualifications

Financial Services: Extensive experience gained within financial services industry throughout entire career, including 29 years with Allstate and holds other active leadership positions in the industry.

Risk Management: Created and implemented Allstate's risk and return optimization program, allowing Allstate to withstand the financial market crisis while also continuing to adapt to increased severe weather.

Accounting and Finance: Experience with strategic, financial and operational planning and analysis gained over tenure with Allstate, including as CEO and COO.

Technology and/or Cybersecurity: Led investments in innovative products and services at Allstate including telematics, digital protection solutions and customer-centric innovations.

Global Perspective: Leads Fortune 100 company with operations and over 20% of employees outside of the U.S.

Complex, Highly Regulated Businesses: Valuable insights into the highly regulated insurance industry and investment activities gained throughout career at Allstate, board service at State Street and vice chair role at Federal Reserve Bank of Chicago.

Sustainability: Enhanced sustainability initiatives at Allstate and is noted public advocate for business playing a broad role in society.

Succession Planning and Human Capital Management: Extensive experience leading large teams and provides valuable insights in executive recruitment and succession planning.

Innovation and Customer Focus: Shaped and executed initiatives to fulfill Allstate's role with, and responsibilities to, its customers and other key stakeholders. Created and led Transformative Growth strategy to build a digital insurance business model.

Government, Public Policy and Regulatory Affairs: Understanding of legal and regulatory requirements relevant for large, public companies to ensure compliance and extensive experience as chair of U.S. Chamber of Commerce and member of Financial Services Roundtable and Property-Liability CEO Forum.

Committee Assignments and Rationale

E **Executive Committee (Chair)**

- Comprehensive knowledge of Allstate's business and industry, with 29 years of leadership experience at the company.
- Significant governance experience through Allstate and leadership of industry associations.

Board and Nominee Independence Determinations

The Board has determined that all nominated directors, other than Mr. Wilson, are independent according to applicable law, the NYSE listing standards and the Board's *Director Independence Standards*. The Board's *Director Independence Standards* are included on **www.allstateinvestors.com**. In accordance with the *Director Independence Standards,* the Board has determined that the nature of the relationships with the corporation that are set forth in Appendix B do not create a conflict of interest that would impair a director's independence. The Board also determined that the members of the audit, compensation and human capital, nominating, governance and social responsibility, and risk and return committees are independent according to applicable laws, the NYSE listing standards and the Board's *Director Independence Standards*.



92%

12
Independent

Additional Independence Considerations

When evaluating the independence of director nominees, the Board weighs numerous factors, including tenure and service on other public company boards.

Directors with more than 12 years of service are subject to specific considerations to ensure an undiminished level of independence. **In particular, the Board weighed the potential impact of tenure on the independence of our longest-serving directors, Mses. Redmond and Sprieser.** Ms. Redmond provides valuable perspectives and expertise on matters of significance to Allstate and is a respected leader in the Board room. **The Board concluded that Ms. Redmond is a valued director who fulfills her responsibilities with independent-minded oversight.** Ms. Sprieser has significant experience serving at Allstate under different operating environments, management teams and financial market cycles and served on the Board under two CEOs and prior to Mr. Wilson's appointment. **The Board concluded that Ms. Sprieser is an effective director who fulfills her responsibilities with integrity and independence of thought.** Mses. Redmond and Sprieser appropriately challenge management and the status quo, and are reasoned, balanced and thoughtful in Board deliberations and in communications with management. **The Board determined that each of Ms. Redmond and Ms. Sprieser's independence from management has not been diminished by their years of service.**

Related Person Transactions

The nominating, governance and social responsibility committee has adopted a written policy on the review, approval, or ratification of transactions with related persons, which is posted on the Corporate Governance section of **www.allstateinvestors.com.**

Since the beginning of 2023, there were no related person transactions identified.

The committee or committee chair reviews transactions with Allstate in which the amount involved exceeds $120,000 and in which any related person had, has, or will have a direct or indirect material interest. In general, related persons are directors, executive officers, their immediate family members and shareholders beneficially owning more than 5% of our outstanding stock. The committee or committee chair approves or ratifies only those transactions that are in, or not inconsistent with, the best interests of Allstate and its shareholders. Transactions are reviewed and approved or ratified by the committee chair when it is not practicable or desirable to delay review of a transaction until a committee meeting. The committee chair reports any approved transactions to the committee. Any ongoing, previously approved or ratified related person transactions are reviewed annually.

Board Governance

Effective Board Governance at Allstate

Allstate has a history of strong corporate governance guided by three primary principles: **dialogue, transparency and responsiveness**. The Board has enhanced governance policies over time to align with best practices, drive sustained shareholder value and serve the interests of shareholders.

1 Board Composition
See pages 39-40 ▶



- Regularly consider candidates in light of current skill sets and needs, as well as in anticipation of retirements, resignations or changing business dynamics
- All candidates evaluated and considered for their expertise, professional experiences and leadership
- Diversity, including race, gender, ethnicity and culture, are also important factors in consideration of Board composition
- Added four new directors within the last five years

2 Board Structure
See pages 41-47 ▶



- Clearly defined roles for Board leadership
- Strong Board independence with 12 out of 13 members independent of management, including all standing committee members
- Instituted written policy to rotate Lead Director every three to five years and appointed new Lead Director in 2021
- Independent Board Committees with frequent executive sessions
- Appropriate director compensation structured in a manner that is aligned with shareholder interests
- Board and Committee agendas and materials are prepared in collaboration with Lead Director and committee chairs

3 Engaged Oversight
See pages 48-57 ▶



- Frequent reviews of Allstate's significant risks, including strategic, climate, human capital practices, culture, financial, investment markets and cybersecurity
- Ongoing reviews of sustainability strategy, human capital management, organizational health and Inclusive Diversity and Equity

4 Board Effectiveness
See pages 58-60 ▶



- Board evaluation process includes multiple assessments and separate performance reviews of the Board, committees and individual directors
- Robust director orientation and continuing director education program
- High ratings of corporate governance by leading proxy advisory firm

5 Board Accountability
See pages 61-63 ▶



- Comprehensive and continuous shareholder engagement program based on dialogue, transparency and responsiveness
- Interactive investor dialogue provides perspective on investor concerns
- Feedback is provided to the Board and actions are taken to reflect shareholder sentiment and ensure continued best practice

---

Allstate believes that strong and effective governance practices are critical to long-term value creation. To achieve that goal, Allstate follows the six corporate governance principles set out by the Investor Stewardship Group for U.S. listed companies.



1. Boards are accountable to shareholders
2. Shareholders should be entitled to voting rights in proportion to their economic interest
3. Boards should be responsive to shareholders and be proactive in order to understand their perspectives
4. Boards should have a strong, independent leadership structure
5. Boards should adopt structures and practices that enhance their effectiveness
6. Boards should develop management incentive structures that are aligned with the long-term strategy of the company



Board Composition

Essential Characteristics of Effective Directors

The Board considers multiple characteristics essential for each nominee to ensure Board excellence and effectiveness. These characteristics are considered for proposed and standing directors consistent with the criteria described in the Corporate Governance Guidelines (available at **www.allstateinvestors.com**).

Core Competencies
Strategic oversight, shareholder advocacy, corporate governance and leadership are required core competencies of all director nominees to ensure effective oversight of the company.

Additional Capabilities
Other skills, expertise and experience are needed on the Board to further facilitate effective oversight of Allstate's business strategies and priorities. These are described on page 25.

Independent
Directors should be free of interests or affiliations that could give rise to a biased approach to directorship responsibilities or a conflict of interest and be free of any significant relationship with Allstate that would interfere with the director's exercise of independent judgment.

Committed and Engaged
Board members should have the ability to devote the time and effort necessary to serve as an effective director and act in a manner consistent with a director's fiduciary duties of loyalty and care. Allstate executive officers may not serve on boards of other corporations whose executive officers serve on Allstate's Board.

Other Directorships
The Board has limits on the number of other public boards on which our directors may sit. Directors who are active executives may serve on the board of no more than two other public companies, and other directors may serve on the board of no more than four other public companies.

Diversity in its broadest sense is a key consideration in identifying and evaluating directors for nomination. Our nominating, governance and social responsibility committee considers a number of demographics and other factors, including race, gender and ethnicity, to ensure the Board reflects diverse viewpoints, backgrounds, skills, experiences and expertise.

Our Nominees

3 Black/African American   **1** Asian/Other Pacific Islander

5 Women

Board Nomination Process

The Board continually considers potential director candidates in anticipation of retirements, resignations or the need for additional capabilities. Below is a description of the ongoing process to identify highly qualified candidates for Board service.

Board nominees are identified through a retained search firm, suggestions from current directors and shareholders and through other methods, including self-nominations. Our newest director, Ms. Morris, was recommended by a current director.

The nominating, governance and social responsibility committee will consider director candidates recommended by a shareholder in the same manner as all other candidates recommended by other sources. A shareholder may recommend a candidate at any time of the year by writing to the Office of the Secretary, The Allstate Corporation, 3100 Sanders Road, Northbrook, IL 60062, or by email submission to invrel@allstate.com.

A shareholder or group of up to 20 shareholders owning 3% or more of Allstate's outstanding common stock continuously for at least three years can nominate director candidates constituting up to 20% of the Board in the company's annual meeting proxy materials.

1 **Evaluate Board Composition** Ensure Board is strong in core competencies of strategic oversight, corporate governance, shareholder advocacy and leadership and has diversity of skills, expertise and perspectives to meet existing and future business needs

▼

2 **Assess Potential Candidates** To ensure appropriate personal qualities, such as independence of mind, tenacity and skill set to meet existing or future business needs and strategic priorities

▼

3 **Consider Diversity** The Board considers a number of demographic factors to develop a Board that, as a whole, reflects diverse representation, viewpoints and backgrounds

▼

4 **Meet with Qualified Candidates** To ensure alignment with Board culture, effectiveness and excellence

▼

5 **Check Conflicts of Interest and References** All candidates are screened for conflicts of interest and independence

▼

6 **Nominating, Governance and Social Responsibility Dialogue** To consider shortlisted candidates, and after deliberations, recommend candidates for election to the Board

▼

7 **Board Dialogue and Decision** Added four highly qualified directors in the past five years



Board Structure

Board Leadership

Currently, our Board leadership structure consists of an independent Lead Director, a Chair (who is also our CEO) and independent committee chairs. The Board believes that this structure provides strong Board leadership and engagement while providing the benefit of having our CEO, the individual with primary responsibility for managing the company's day-to-day operations, chair regular Board meetings as key business and strategic issues are discussed.

The Board regularly reviews its leadership structure and thoroughly evaluates whether to combine or to split the chair and CEO roles. In doing so, the independent directors consider the recommendation of the nominating, governance and social responsibility committee, the current circumstances at Allstate, skills and experience of the individuals involved and leadership composition of the Board. Thus, the Board retains flexibility to choose its optimal leadership structure depending upon Allstate's particular needs and circumstances and to organize its functions and conduct its business in the most effective manner.

The independent directors have determined Allstate is well served by having Mr. Wilson hold the roles of Chair and CEO. Mr. Wilson has more than 29 years of insurance industry experience, has extensive company knowledge, has demonstrated successful leadership of external boards and provides excellent leadership for both management and the Board. He is highly qualified to lead discussions of the Board and is in the best position to facilitate the flow of business information and communications between the Board and management. This promotes better alignment of Allstate's long-term strategic priorities with its operational execution. The Board has strong independent oversight through Allstate's independent Lead Director and 12 independent directors.

Structure of the Board and Its Committees

Allstate's Chair and CEO provides excellent leadership and direction for both management and the Board. The independent Lead Director is empowered with, and exercises, robust, well-defined duties. The Board is composed of experienced and committed independent directors that provide objective independent Board leadership and effectively engage and oversee management. The Board committees have objective, experienced chairs and members.

Chair of the Board
Purpose: Serves as the primary voice to articulate Allstate's long-term strategic priorities, performance and operating results, as well as ensures management is providing the proper information and analysis to the Board to facilitate effective oversight. Significant dialogue with stakeholders on governance, strategy and operating performance facilitates Board effectiveness.

Independent Lead Director
Purpose: Collaborates with Chair/CEO on Board meeting agendas, effectiveness, planning matters and other related topics of management oversight. Participates in shareholder engagement. Serves as a liaison between the Chair and the independent directors to provide a supplemental channel of communication.

Board of Directors
Purpose: Provides objective oversight of management, reviews the CEO's performance and succession planning and approves CEO compensation. Oversees Allstate's strategy, operating performance and sustainable value creation.

Audit Committee	Compensation and Human Capital Committee	Nominating, Governance and Social Responsibility Committee	Risk and Return Committee

Purpose: Assist the Board in fulfilling its responsibilities related to the topics described in the committee descriptions below and as may be delegated by the Board from time to time.

Executive Committee
The Board has an Executive Committee made up of the Lead Director, committee chairs and Board Chair. The Executive Committee is chaired by Mr. Wilson and has the powers of the Board in the management of Allstate's business affairs to the extent permitted under the bylaws, excluding any powers granted by the Board to any other committee of the Board. In addition, the Executive Committee provides Board oversight if outside the scope of established committees or if an accelerated process is necessary. No meetings of the Executive Committee were necessary in 2023.

Independent Lead Director

Allstate's Board believes that a strong Lead Director role with clearly defined responsibilities provides effective independent management oversight. A strong Lead Director role has been in place for over thirteen years and the roles and responsibilities have been enhanced over time based on review of the role and shareholder feedback. Allstate's Corporate Governance Guidelines describe the responsibilities of the Lead Director and the selection process, including the characteristics that the Board considers important in a Lead Director.

The Lead Director is elected annually by the independent directors, and it is expected that the Lead Director serve three to five years.



Gregg Sherrill
Current Lead Director

Mr. Sherrill was named independent Lead Director in May 2021. As a director at Allstate since 2017, Mr. Sherrill has served on the audit and nominating, governance and social responsibility committees. During his tenure on Allstate's Board, he has cultivated an expansive knowledge of Allstate through business growth, strategic advances, operational and organizational changes and an evolving external environment. His leadership, knowledge and experience balances the perspectives of both the longer-tenured Board members and newer directors.

Considerations in Selecting Current Lead Director

The independent directors consider several factors, including the director's corporate governance expertise, operational and leadership experience, board service and tenure, integrity and ability to meet the required time commitment. It is preferable that the Lead Director hold a previous position as chair of a board committee, either at Allstate or another company. In 2021, Mr. Sherrill was chosen by the independent directors as he exemplified these characteristics. He has significant board leadership experience, including as former chairman of Tenneco and former chair of the organization and executive compensation committee of Snap-On. The independent directors believe that Mr. Sherrill is exceptionally well-qualified to serve as Allstate's independent lead director.

Q&A with Allstate's independent Lead Director

Q: What do you most appreciate about Allstate's Board culture?

A: "I appreciate my fellow directors' collegial and respectful dialogue. They are always willing to appropriately challenge the status quo in a constructive manner."

Q: What do you believe were the Board's biggest accomplishments in 2023?

A: "We successfully oversaw the company's profit improvement plan, which generated positive results for the last quarter of 2023."

Q: What have you found most beneficial about meeting with Allstate's shareholders?

A: "Shareholders are sincerely interested in Allstate. There is a lot to be gained through open and frequent dialogue and we have incorporated many shareholder suggestions into our practices over the years."

Duties and Responsibilities

INDEPENDENT LEAD DIRECTOR

Board Meetings and Executive Sessions
- Has the authority to call meetings of the independent directors
- Approves meeting agendas and schedules and information sent to the Board to ensure there is sufficient time for discussion of all items and that directors have the information necessary to perform their duties
- Chairs executive sessions of independent directors at every Board meeting
- Presides at all Board meetings when the Chair is not present

Duties to the Board
- Has regular communications with the CEO about Allstate's strategy and performance
- Performs additional duties designated by the independent directors

CEO Performance Evaluation
- Facilitates and communicates the Board's performance evaluation of the Chair and CEO with the chair of the compensation and human capital committee

Succession Plans
- Facilitates the development of a succession plan for the Chair and CEO

Communication Between Chair and Independent Directors
- Serves as liaison between the Chair and independent directors
- Consults with the Chair and discusses items raised in executive sessions

Communication with Shareholders
- Communicates with significant shareholders and other stakeholders on matters involving broad corporate policies and practices, when appropriate

Committee Involvement
- Works with the Chair and committee chairs to ensure coordinated coverage of Board responsibilities and ensures effective functioning of all committees
- Ensures the implementation of a committee self-evaluation process and regular committee reports to the Board

Board and Individual Director Evaluations
- Participates in the evaluation of individual director, Board and committee performance with the chair of the nominating, governance and social responsibility committee and the Chair

The Allstate Corporation Board of Directors

 

Gregg Sherrill,
Independent
Lead Director

Thomas J. Wilson,
Chair

"This past year, the Board spent considerable time reviewing Allstate's strategy to increase shareholder value by improving profitability and progress on Transformative Growth initiatives. We reviewed CEO succession planning and key leadership development and received updates on the company's inclusive diversity and equity strategy. We also added a Board member who brings valuable industry and strategic experience, which further complements the Board's robust capabilities and diversity of thought."

**— Gregg M. Sherrill,
Independent Lead Director**

Meetings in 2023: 7

- The company's progress on the Transformative Growth strategy and execution of profit improvement plan was discussed at every Board meeting, including three days in October to focus on strategy.
- The Board discussed Allstate's environmental, social and governance strategy and progress at multiple meetings, including climate strategy.
- Succession planning and leadership development were each discussed at multiple meetings.

Robust Role for Independent Committee Chairs

Each of the committee chairs approves meeting agendas and reviews committee materials. Prior to each meeting, each committee chair has a conversation with the Board Chair and CEO and relevant operating executives. The committee chairs discuss meeting materials and agendas in advance of each meeting, which fosters independence and successful execution of each committee's responsibilities.

Highly Independent Board

Twelve out of thirteen directors on the Board are independent. Each director has input into Board and committee meeting schedules, agendas and materials. In addition, directors are provided opportunities throughout the year for independent discussion and reflection. The directors hold executive sessions without management present at every regular Board and committee meeting.

Management Participation in Board Meetings

Key members of management regularly attend and participate in Board meetings. Regular attendees include the CEO, CFO, chief legal officer and general counsel, presidents of Investments and Corporate Strategy, Protection Products and Enterprise Services, and Property-Liability and chief risk officer. Other senior leaders attend as meeting topics warrant. In addition, senior leadership also participates in committee meetings.

Board Attendance

Directors are expected to attend Board and committee meetings and the annual meeting of shareholders. During 2023, each director attended at least 75% of the combined Board meetings and meetings of committees of which he or she was a member. All of the directors who stood for election at the 2023 annual meeting of shareholders attended the annual meeting.

99%

Average attendance of directors as a group at Board and committee meetings during 2023

Use of Independent Advisors and Experts

Each committee operates under a written charter and has the ability to hire third-party advisors. Outside experts such as independent auditors, compensation consultants, governance specialists, cybersecurity experts, board search firm representatives and financial advisors attend meetings to provide directors with additional information on issues.

In 2023, outside firms were engaged to provide independent assessments of Allstate's compensation practices, financial results, Board composition, shareholder activism, diversity and pay equity practices and cybersecurity program.



Audit Committee
Report, pg. 110

Meetings in 2023: 8



Chair: Kermit R. Crawford

Other Members:
Donald E. Brown
Siddharth N. Mehta
Jacques Perold
Monica Turner

"In 2023, we spent considerable time discussing Allstate's profit improvement strategy and results and Property-Liability reserving. We reviewed a model risk management and governance framework. Technology and cybersecurity remained focus areas and we engaged an independent cybersecurity advisor for the eighth year in a row."

— Kermit R. Crawford, Chair

All members have **risk management experience**	5
All members have **accounting and finance experience**	5
All members have **technology and cybersecurity experience**	5
All members have **complex, highly regulated business experience**	5
All members have **innovation and customer service experience**	5
Three members have **financial services experience**	3

Key Responsibilities:

- Oversees integrity of financial statements and other financial information and disclosures
- Oversees internal controls over financial reporting and disclosure controls and procedures
- Reviews the enterprise risk control assessment and guidelines, including cybersecurity and data privacy risk and the major financial risk exposures and management's steps to monitor and control those risks
- Oversees the ethics and compliance program and compliance with legal and regulatory requirements
- Appoints, retains and oversees the independent registered public accountant and evaluates its qualifications, performance and independence
- Evaluates performance of independent cybersecurity advisor annually
- Oversees Allstate's internal audit function
- Oversees Allstate's data privacy programs
- Has authority to engage independent counsel and other advisors to carry out its duties

Management Participation in Committee Meetings

The CFO, chief audit executive, chief compliance executive, chief risk officer, CEO, chief legal officer and general counsel, and chief accounting officer and controller all actively participate in meetings. Senior business unit and technology executives, including the chief information security officer, are present when appropriate. Executive sessions of the committee, in which the committee meets privately with the independent registered public accountant, independent cybersecurity advisor, chief audit executive and chief compliance executive, are held at all regular meetings.

Independence and Audit Committee Financial Expert

The Board determined that all members of the audit committee are independent under the New York Stock Exchange ("NYSE") and Securities and Exchange Commission ("SEC") requirements, and that Messrs. Brown and Mehta are each an audit committee financial expert as defined under SEC rules.



Compensation and Human Capital Committee

Meetings in 2023: 8



Chair: Perry M. Traquina

Other Members:
Richard T. Hume
Margaret M. Keane
Andrea Redmond
Judith A. Sprieser

"We discussed senior leadership succession planning and development at multiple meetings. We reviewed organizational health, which included updates on talent retention, distributed work, employee engagement and inclusive diversity and equity. We reviewed and modified executive compensation plans in response to shareholder feedback and once again received an independent assessment of pay equity."

— Perry M. Traquina, Chair

All members have **risk management experience**	**5**	
All members have **sustainability experience**	**5**	
All members have **succession planning and human capital management experience**	**5**	
Four members have **financial services experience**	**4**	
Four members have **accounting and finance experience**	**4**	
Four members have **complex, highly regulated business experience**	**4**	

Key Responsibilities:

- Oversees Allstate's executive compensation plans
- Selects and retains the committee's independent compensation consultant
- Assists the Board in determining all compensation elements of the executive officers, including the CEO
- Reviews management succession plans, evaluation processes and organizational strength
- Conducts an annual review of the company's human capital management practices, organizational health, employee and agent survey data, company culture, diversity and inclusiveness and pay equity
- Reviews CEO's performance in light of approved goals and objectives
- Reviews the Compensation Discussion and Analysis and prepares the Compensation Committee Report in this proxy statement

Management Participation in Committee Meetings

The chief human resources officer, vice president of executive compensation, chief legal officer and general counsel, CFO and CEO participate in meetings. The committee regularly meets in executive sessions with the independent compensation consultant and chief human resources officer.

- The chief human resources officer provides the committee with internal and external analyses of the structure of compensation programs. Throughout the year, the estimated and actual results under our incentive compensation plans are reviewed.
- The CFO discusses financial results relevant to incentive compensation, other financial measures and accounting rules.
- The CEO advises on the alignment of incentive plan performance measures with strategy and the design of equity incentive awards. He also provides the committee with performance evaluations of senior executives and recommends merit increases and compensation awards.
- The chief legal officer and general counsel provides input on the legal and regulatory environment and corporate governance best practices and ensures the proxy materials accurately reflect the committee's actions.
- The chief risk officer reports annually on compensation plan alignment with Board-approved risk and return principles and whether compensation outcomes were achieved within those principles.



Nominating, Governance and Social Responsibility Committee

Meetings in 2023: 5



Chair: Andrea Redmond

Other Members:
Donald E. Brown
Margaret M. Keane
Gregg M. Sherrill
Monica Turner

"The committee was engaged on governance topics important to Allstate's shareholders. We continued to focus on key sustainability priorities including climate strategy and political activity. We considered Board composition and recommended a new director who brings industry experience to further support oversight of the business and also reviewed results from Board, committee and individual directors evaluations."

— Andrea Redmond, Chair

All members have **risk management experience**	5	
All members have **sustainability experience**	5	
All members have **succession planning and human capital management experience**	5	
All members have **innovation and customer service experience**	5	
All members have **government, public policy and regulatory affairs experience**	5	
Three members have **global perspective experience**	3	

Key Responsibilities:

- Recommends candidates for Board election and nominees for Board committees
- Recommends candidates for Lead Director and Chair
- Recommends criteria for selecting directors and the Lead Director and determines director independence
- Reviews Allstate's governance documents annually and approves changes as appropriate
- Advises the Board on corporate governance issues and practices and monitors governance landscape
- Determines performance criteria and oversees the performance assessment of the Board, Board committees and Lead Director
- Reviews Allstate's non-employee director compensation program
- Has authority to retain a director search firm and director compensation consultant
- Reviews priorities and reporting related to Allstate's sustainability activities, including public policy, political contributions and climate resilience

Management Participation in Committee Meetings

The CEO and chief legal officer and general counsel participate in meetings. The committee regularly meets in executive session without management present. The chief risk officer provides risk assessments on political contributions and activities. The chief legal officer and general counsel and chief sustainability officer provide updates to the committee on progress on sustainability priorities.

R

Risk and Return Committee

Meetings in 2023: 6



Chair: Siddharth N. Mehta

Other Members:
Kermit R. Crawford
Richard T. Hume
Jacques Perold
Judith A. Sprieser
Perry M. Traquina

"In 2023, we reviewed risk and return of the strategic plan, including risks related to capital framework, investment portfolio diversification, catastrophe loss trends and delivery of Affordable, Simple, Connected products. We discussed initiatives to mitigate operational and climate risks to the enterprise."

— Siddharth N. Mehta, Chair

All members have **risk management experience**	**6**	
All members have **sustainability experience**	**6**	
All members have **accounting and finance experience**	**6**	
Five members have **technology and cybersecurity experience**	**5**	
Five members have **complex, highly regulated business experience**	**5**	
Four members have **financial services experience**	**4**	

Key Responsibilities:

- Oversees the effectiveness of Allstate's enterprise risk and return management ("ERRM") framework, governance structure and risk-related decision making, while focusing on the company's overall risk profile
- Supports the Board and audit committee in oversight of risk and return governance, risk assessment and risk and return policies
- Reviews and evaluates key strategic, insurance, investment, financial, operational and cultural risks, with periodic assessment of special topics
- Reviews risk and return processes, policies and guidelines used by management to evaluate, monitor and manage enterprise risk and return
- Reviews Allstate's ERRM function, including its performance, organization, budgeting and staffing
- Evaluates the chief risk officer's assessment of strategic and operating plans
- Reviews the risk factors included in the Form 10-K and the regulatory Own Risk and Solvency Assessment report
- Reviews extremely low frequency high severity scenarios ("ELFS") on an annual basis, including a periodic review of ELFS related to climate and weather-related risks
- The audit committee chair is a risk and return committee member to enhance cross-committee communication

Management Participation in Committee Meetings

The chief risk officer, CFO, CEO, chief legal officer and general counsel, and chief audit executive participate in meetings. The committee regularly meets in executive session, including sessions with the chief risk officer.



Engaged Oversight

Allstate's Board brings the right skills, expertise and experience to effectively oversee the business, including the company's significant risk and return priorities.

Key Areas of Risk Oversight

Risk and Return Management	Ethics and Compliance	Strategy
Operating and Financial Performance	Human Capital Management	Cybersecurity
Political Engagement	Sustainability	Compensation

The Board has primary responsibility for risk oversight and the Board committees assist the Board in fulfilling its oversight of the company's risk and return management structure and governance. Risks are regularly identified, measured, managed and reported and risk and return perspectives are shared with the Board across six risk types: financial, insurance, investment, operational, strategic execution and culture.

The chief risk officer's assessment of Allstate's current risk position and alignment with risk and return principles is reviewed throughout the year, including risks associated with risk and return management structure, ethics and compliance, strategy, operating performance, human capital management, cybersecurity, political engagement, sustainability (including climate) and compensation.

See page 49 for additional detailed information about governance and oversight of risk management. ▶

What's New NEW

In 2023, the Board reviewed correlation risks and enterprise diversification, which results from the company's highly diversified mix of business and investment activities.

Risks are regularly identified, measured, managed and reported and risk and return perspectives are shared with the Board across six risk types:

💲 Financial	📝 Insurance	🐷 Investment
⚙ Operational	🎯 Strategic Execution	🤝 Culture

🛡 **Risk and Return Management**

Risk and Return Management Oversight

The Board oversees Enterprise Risk and Return Management ("ERRM"), including management's design and implementation of ERRM practices. ERRM applies risk-return principles, modeling and analytics, governance and transparent management dialogue to understand the company's highest-priority risks. The chief risk officer's assessment of Allstate's current risk position and alignment with risk and return principles is reviewed throughout the year, including reviews of compensation programs and political engagement. Significant risks, including those affected by climate change, financial markets, cybersecurity and privacy threats, are regularly identified, measured, managed and reported.

Enterprise Risk and Return Management Governance

ERRM governance includes Board oversight, an executive management committee and chief risk officers that oversee various areas of Allstate.

The **Board of Directors** has overall responsibility for oversight of Allstate's ERRM program, including management's design and implementation of the ERRM framework. Oversight is supported by Board committees; see **page 57**.



The **Enterprise Risk and Return Council ("ERRC")** directs ERRM activities by establishing risk and return targets, determining economic capital levels and monitoring integrated strategies and actions from an enterprise risk and return perspective. The ERRC consists of the CEO, CFO, president of Property-Liability, chief investment and strategy officer, chief risk officer and chief legal officer and other senior leaders.



Business unit chief risk officers report into the ERRM team, fostering a culture of collaboration, efficiency and cross-functional dialogue regarding risks and opportunities.



Various management committees work with the ERRC to direct ERRM activities, including the Operating Committee, the Operational Risk and Return Council, the Information Security Council, the Internal Compliance and Control Committee, the ESG Steering Committee, liability governance committees, and investment committees.

 **Ethics and Compliance** ─────────────────────────────────

FULL BOARD   AUDIT COMMITTEE

GLOBAL CODE OF BUSINESS CONDUCT

Allstate's Global Code of Business Conduct (the "Code") declares who we are and what we stand for. It underscores a commitment to doing business legally and ethically. This Code provides the framework for the decisions we make and the actions we take every day. The commitment to doing the right thing strengthens our business by making us more reliable, resilient and responsive to those we serve.

The Code applies to all employees, officers and internal and external directors of Allstate. Annual compliance training and affirmation is required. The audit committee is responsible for periodic review, assessment and approval of changes to the Code. The audit committee also oversees Allstate's ethics and compliance program. At least semi-annually, the committee reviews and discusses with the chief compliance executive a report describing the company's ethics and compliance program and its effectiveness. This includes any ethics and compliance matters that may have a material impact on the company's reputation, operations, financial condition, results of operations, or cash flow.

In 2023, Allstate was recognized by Ethisphere as one of the World's Most Ethical Companies for the

10th year
in a row.

Allstate's "Speak Up" process is an important resource for providing fair, prompt and safe resolutions of concerns. Employees may report any legal, ethical, regulatory or compliance concerns regarding employees, agents, vendors, clients and customers through dedicated phone and website channels. **Allstate does not tolerate retaliation against anyone who raises a concern, makes a report or cooperates in an investigation.**

Strategy

FULL BOARD

The Board provides oversight on the development and implementation of Allstate's strategic plans and associated risks. The full Board oversees strategy and enterprise risk and Board committees have additional oversight of various aspects of Allstate's strategy.

Strategy is discussed at each regular Board meeting and presentations are provided by management on specific initiatives and topics such as short- and long-term strategic and operational plans, capital utilization, investment returns, acquisitions and divestitures, capital market transactions and sustainability priorities. Management reviews with the Board Allstate's overall corporate strategy and key strategic risks and returns, which are assessed by the chief risk officer annually.

Throughout 2023, the Board engaged on an ongoing basis with management on the execution of the profit improvement plan, continued implementation of Transformative Growth and progress towards achieving each of the various components of the strategic and operating plans. The Board also reviewed four "drivers of change" critical to Allstate's long-term business success based on their potential to drive significant change in the industry and competitive landscape over the next five to ten years. These include artificial intelligence, climate change, personal transportation and customer connectivity:

- **Artificial Intelligence**: Efficiencies gained through artificial intelligence ("AI"), including increased automation and new ways to provide enhanced value to customers, are poised to disrupt all aspects of the insurance value chain. Allstate will capitalize on these trends and operate as an AI-driven enterprise.
- **Climate Change**: Climate change is having a meaningful impact on Allstate and all of our stakeholders. Increased severe weather, the transformation to a lower-carbon economy, and higher societal expectations of businesses have significant implications for our future success.
- **Personal Transportation**: Significant trends paving the way for the future of personal transportation encompass the expansion of autonomous vehicles, a departure from internal combustion engines in favor of alternative power sources, and the continuous evolution of consumer preferences towards shared mobility and sustainability.
- **Customer Connectivity**: The ways in which people connect with each other are changing at an accelerated rate. How Allstate connects with customers and their data is of growing importance. New technologies support continuous, ambient connectivity which enables Allstate to form deep, direct engagement with customers.

Operating and Financial Performance

FULL BOARD

Reviewing management's execution against Allstate's operating and capital plans provides oversight of operating performance and financial condition. This business, operations and capital update is presented at each regularly scheduled Board meeting. Financial results are reviewed by management and compared to the operating plan and specific enterprise objectives to provide insight into operating performance. The review includes assessment of risks related to changing consumer preferences, current economic and capital market conditions, volatility of loss cost trends, the impact of catastrophes and severe weather, evolving technologies and execution of the Transformative Growth plan. **The Board reviews and engages in robust discussions on Allstate's business and operating performance at every meeting.** The Board also receives monthly financial updates from the chief financial officer.

Management also reviews capital deployment options, regulatory capital levels and any changes in rating agency financial strength or credit ratings at each meeting. Capital position is evaluated against the economic capital model that is integrated with Allstate's ERRM program providing robust Board oversight of financial condition. The audit committee assists the Board in the oversight of the financial statements and internal control framework.

🛡 Human Capital Management

FULL BOARD | **COMPENSATION AND HUMAN CAPITAL COMMITTEE**

The Board engages in an ongoing review of human capital management practices since they are vital to Allstate's continued success. This includes overall organizational health and practices, such as recruitment, development and retention as well as progress against the company's inclusive diversity and equity ("IDE") strategy and goals.

BOARD ROLE IN REVIEWING CULTURE
At Allstate, we believe that a purpose driven company must be powered by purpose driven people.

Culture is defined as a self-sustaining system of shared values, priorities and principles that shape beliefs, drive behaviors and influence decision making within an organization.

The Board reviews organizational health annually. At Allstate, we are focusing on how we recruit, retain, develop and engage employees. Organizational culture is included as a key risk category and is monitored and measured by management's ERRM framework and overseen by the Board. This "tone at the top" message ensures that management is held accountable for its implementation and maintenance of high ethical standards and protecting Allstate's reputation, assets and business.

BOARD ROLE IN SUCCESSION PLANNING
The Board's involvement in leadership development and succession planning is systematic and ongoing. Management succession was discussed multiple times in 2023 during compensation and human capital committee meetings, Board meetings and executive sessions. Discussions cover CEO and senior leadership succession planning and development plans. The Board also has regular and direct exposure to senior leadership and high-potential officers in meetings held throughout the year.

SUCCESSION PLANNING REVIEW CYCLE



APRIL CEO Succession

Topic: CEO succession planning

Primary Focus: Internal succession alternatives are evaluated under different strategic and operating scenarios across multiple time periods – immediate, less than 2 years and 3-5 years

JULY Organizational Health

Topic: Organizational health – how Allstate recruits, develops and retains people, including its IDE commitments

Primary Focus: Systematic approach to talent acquisition, development and retention

NOVEMBER Scenario Planning

Topic: CEO and senior leadership scenario succession planning
Primary Focus: Board dialogue and planning in the event of unexpected succession issues

SEPTEMBER Key Leader Succession

Topic: Senior leadership succession alternatives
Primary Focus: Key leader development and retention

INCLUSIVE DIVERSITY AND EQUITY
IDE is a core value in Allstate's Our Shared Purpose. In furtherance of the goal to be a differentiated IDE leader, Allstate launched a multi-year IDE strategy that is overseen by the Board. **The Board reviewed IDE topics at multiple meetings in 2023, including a presentation by an outside speaker on inclusivity, contributing to effective oversight of this important initiative.**

Pay Equity Analysis
- ✓ **For the fifth year in a row, Allstate engaged an outside firm to provide a detailed pay equity analysis to identify potential pay gaps across substantially similar employee groups and identify policies, practices or systematic issues that may contribute to pay gaps now or over time.**
- ✓ The external analysis found that Allstate's results compare well to benchmarks for companies of similar size and scope. In the few employee groups where pay gaps were identified, these gaps were remediated and policies were established to ensure pay equity continues in the future.

Cybersecurity

FULL BOARD **AUDIT COMMITTEE**

The Board focuses on Allstate's security and data privacy programs, recognizing that the quality and functionality of these programs affect reputation and customer trust. Allstate's strategy focuses on protecting customer data.

Accordingly, the Board prioritizes its responsibility to oversee data protection efforts, including policies and systems designed to prevent and, if necessary, respond to cyber threats. The Board also oversees the company's information security program, which is designed to protect and preserve the confidentiality, integrity and continued availability of all information owned by, or in the care of, the company. This program includes a cyber incident response plan that provides controls and procedures for timely and accurate reporting of any material cybersecurity incident. Allstate is continually enhancing information security capabilities in order to help protect against emerging threats, detect system compromise and recover system functionality should a cyber attack or unauthorized access occur.

Allstate's internal audit function regularly reviews and tests the cybersecurity program and provides status reports to the audit committee and the full Board quarterly, or as needed. This reporting generally includes a cybersecurity dashboard that contains information on cybersecurity governance processes, the status of projects to strengthen internal cybersecurity, ongoing prevention and mitigation efforts, security features of the products and services we provide our customers and the results of security incident simulations. **The audit committee receives semi-annual reports from its independent cybersecurity advisor.**

Cybersecurity Governance Best Practices

- ✔ Independent cybersecurity advisor retained by audit committee to provide objective assessments of Allstate's capabilities, conduct advanced incident and crisis simulations and prepare leaders to respond to a cyber incident
- ✔ Audit committee charter specifies data privacy and cybersecurity oversight
- ✔ Cross-functional approach to overseeing and addressing cybersecurity risk, with input from technology, risk, legal and audit functions

Spotlight on Cybersecurity Risk Management

Cybersecurity is a shared responsibility. All employees are expected to be vigilant in helping to protect the company, customer data and themselves, at all times. Allstate's independent cybersecurity advisor routinely performs simulations and tabletop exercises to help strengthen our cybersecurity protection and information security procedures and safeguards. All employees are required to complete annual cybersecurity awareness training and have continuous access to cybersecurity educational opportunities throughout the year.

 **Political Engagement**

Allstate engages in public policy advocacy at the state and federal levels to foster market innovation, protect consumers, promote safety and security, ensure a healthy regulatory system and promote fiscal responsibility.

Allstate is regulated in all 50 states and the District of Columbia and at the U.S. and Canadian federal level on many aspects of its business, including insurance pricing, claims practices, customer communications, privacy, litigation, sales practices, underwriting standards, investments and capital. As a result, Allstate must engage in public policy issues to achieve Our Shared Purpose, to serve customers and generate returns for shareholders.

Allstate participates in political activities through direct and indirect advocacy, corporate political contributions and Allstate's political action committee. **Allstate contributes less than $1,000,000 annually in corporate funds directly to political organizations**, including federal, state and local candidates and committees, in comparison to total revenues of $57.1 billion (less than 0.002% of total revenue). The types of expenditures are consistent from year to year.

The chief risk officer conducts an annual risk and return assessment of Allstate's political activities for the Board to ensure there is appropriate oversight and management of corporate political engagement. In addition, the Board's nominating, governance and social responsibility committee provides oversight of Allstate's political contributions and activities, including in a joint session with the Board.

Chief Risk Officer's Assessment

The chief risk officer's assessment approach is based on *Principles and Guidance for Responsible Corporate Political Engagement* published by Transparency International UK. The political activities and associated risks identified by Transparency International UK were expanded to address Allstate's specific activities and risk profile. These political activities were grouped for assessment as follows: i) political expenditures, ii) lobbying, iii) trade associations, social welfare groups and research organizations, iv) state-based regulatory and legislation management, v) political activities in the workplace and vi) disclosure.

The chief risk officer's assessment concluded the following:

1. **Strong governance is in place to provide transparency and promote dialogue around advocacy priorities and initiatives**
2. **Allstate's political engagement risk profile and control framework remain stable versus prior year**
3. **Reputation risk remains moderate and while numerous controls exist to limit exposure, a single candidate or organization could create negative publicity and market perception**
4. **Lack of engagement would increase the likelihood of unfavorable legislation and policies, resulting in adverse business outcomes**

 **Sustainability**

FULL BOARD   **RISK AND RETURN COMMITTEE**

Sustainability matters are fundamentally connected to Allstate's business strategies and topics are prioritized based on their alignment to Our Shared Purpose, Transformative Growth and long-term enterprise value creation.

Climate change is one of the most critical challenges today as it threatens customers, businesses and communities.
In addition to developing products and services that address climate change and the transition to a lower-carbon future, senior management works with the Board to identify, measure, manage and monitor climate risks, including those presented by severe weather, increased natural catastrophes, related policy shifts and the development of new technology.

Allstate's business viability depends on effectively modeling, pricing and managing climate-related risks, as well as meeting customer needs that result from a changing climate and a changing society. Climate risks are managed within our ERRM framework and evaluated across six key categories: strategic execution, insurance, financial, investment, operational and cultural risk. The Board regularly heard from Allstate's chief risk officer about climate change risks and reviewed climate risk at two meetings in 2023.

Climate Risk Management

Climate risks are managed within Allstate's integrated ERRM framework, which applies risk-return principles, modeling and analytics, governance and transparent dialogue to understand the company's highest-priority risks.

RISK IDENTIFICATION
- Insurance risk: An increase in severe weather events has increased customers' potential homeowners losses, requiring risk management actions such as changes in pricing, product coverages, geography, underwriting practices and reinsurance utilization.
- Investment risk: Allstate's investment process reflects some of the same climate risk considerations as the company's insurance underwriting process. Potential environmental and severe weather risks are considered when making investments and limiting exposure to sectors with higher climate risk. Sustainability considerations and climate-specific metrics are included in asset management decisions.
- Reputational risk: Climate change is important to customers and other key stakeholders, and we collaborate through external partnerships and public engagements.

RISK ASSESSMENTS
- Allstate's Catastrophe Modeling and Analytics team and pricing groups assess climate change information and establish pricing, underwriting, concentration and coverage standards that are responsive to climate and severe weather risks. The team uses information from the Intergovernmental Panel on Climate Change ("IPCC"), the U.S. Global Change Research Program ("USGCRP") and the ACI, all of which conduct robust reviews and provide objective measures to provide decision makers with balanced information.
- The Responsible Investing Committee and the Investments Risk Committee assess investments for potential short- and long- term exposures to climate change.

RISK MITIGATION
- The Actuaries Climate Index ("ACI") measures extreme weather and sea level increases through quarterly updates. The Catastrophe Modeling and Analytics team monitors state-specific risks and competitors' actions and partners with the Investments team to model mortgage and real estate portfolios. The outcome of the assessment are incorporated into decision-making to balance risk and return.

RISK MONITORING AND REPORTING
- Through Sustainability, Task Force on Climate-Related Financial Disclosures ("TCFD") and CDP (formerly the Carbon Disclosure Project) reports, Allstate discloses progress in mitigating climate change. We also continue to apply emerging data science to risk assessment, including exploring partnerships with startups that specialize in forward-looking climate modeling. Allstate publicly disclosed targets to reduce Scope 1 and 2 emissions and will establish a target for Scope 3 emissions by 2025.



Compensation

COMPENSATION AND HUMAN CAPITAL COMMITTEE

Compensation policies and practices reward employees for successfully executing the company's strategies and annual operating plan while adhering to risk and return principles.

The compensation and human capital committee concluded the compensation plans are structured to ensure management does not take unnecessary or excessive risk based on assessments from the committee's independent advisor and the chief risk officer. Allstate's compensation policies ensure balance of risk and return, while minimizing risks that could have a material adverse effect on Allstate.

BOARD ROLE IN SETTING COMPENSATION

The compensation and human capital committee makes recommendations to the Board on compensation for the CEO and executive officers and the structure of plans used for executive officers. The compensation and human capital committee reviews the executive compensation program throughout the year with the assistance of an independent compensation consultant, Pay Governance. Pay Governance's responsibilities include:

- benchmarking Allstate's plans and compensation relative to the market
- factoring shareholder feedback on compensation into plan structure
- evaluating changes to the executive compensation program
- assessing Allstate's executive compensation design, peer group selection, relative pay for performance and total direct compensation for individual senior executive positions
- providing the nominating, governance and social responsibility committee with competitive information on director compensation

The compensation and human capital committee annually evaluates the compensation consultant's performance and independence.

The compensation and human capital committee grants all equity awards to individuals designated as executive officers for purposes of Section 16 of the Securities Exchange Act of 1934 or covered employees as defined in Internal Revenue Code Section 162(m). The compensation and human capital committee has authority to grant equity awards to eligible employees in accordance with the terms of our 2019 Equity Incentive Plan. The Board has delegated limited authority to the CEO and the chief human resources officer to grant equity awards to non-executive officers. All awards granted between compensation and human capital committee meetings are reported at the next meeting.

- Compensation plans align annual and long-term incentives with short- and long-term business goals. No one, regardless of eligibility, is guaranteed an award under the annual cash incentive program.
- Multiple performance measures are utilized that correlate with shareholder value creation and diversify the risk associated with any single performance indicator.
- Equity awards and annual cash incentive awards are subject to a clawback policy, which provides for the recovery of certain equity awards and annual cash incentive awards to executive officers and other executive vice presidents. If performance results are later subject to a downward adjustment as a result of a financial restatement due to material noncompliance with financial reporting requirements, then the paid awards are recalculated with revised results with the compensation overpayment subject to clawback. The clawback policy also provides for recovery of equity and annual cash incentive awards in certain circumstances if an executive is terminated for improper conduct that leads to a material adverse impact on the reputation of, or a material adverse economic consequence for, the company.

Comprehensive Risk Oversight

The key risk areas overseen by each Board committee are included below.

Board of Directors	Overall accountability of Allstate's enterprise risk and return management; reviews at least twice a year

Risk and Return Committee	**Audit Committee**	**Compensation and Human Capital Committee**	**Nominating, Governance and Social Responsibility Committee**
Review Frequency	**Review Frequency**	**Review Frequency**	**Review Frequency**
• At least five times annually	• At least four times annually	• At least once annually	• As needed
Key Areas of Focus	**Key Areas of Focus**	**Key Areas of Focus**	**Key Areas of Focus**
• ERRM framework, governance structure and risk-related decision making • Risk and return governance, risk assessment and risk and return policies • Strategic, insurance, investment, financial, operational and cultural risks • Risk and return processes, policies and guidelines • ERRM function, capabilities and staffing • Strategic and operating plans • External reporting • Extremely low frequency high severity scenarios	• Internal controls over financial reporting and disclosure controls and procedures • External reporting • Effectiveness of ethics and compliance program and reporting • Independence and performance of the company's registered public accounting firm • Cybersecurity risk initiatives, policies and procedures	• Executive compensation programs (design, performance measures and ranges in incentive plans), including review of the chief risk officer's assessment of incentive compensation programs • Transformative Growth and IDE strategy, including impact on annual incentive program • Talent development and senior executive succession planning • Human capital management, including IDE, recruitment, leadership and development, turnover, retention, organizational health and pay equity • Organizational transformation strategy	• Director elections and corporate governance practices • Board composition, skills and experiences • Political contributions and public policy activities, including review of the chief risk officer's assessment of political activities • Sustainability strategy, progress and reporting
Reports From • Chief risk officer • Chief financial officer • Chief audit executive • Other internal subject matter experts	**Reports From** • Chief risk officer • Chief financial officer • Chief audit executive • Chief compliance officer • Chief information security officer • External, independent cybersecurity advisor • Independent registered accountant	**Reports From** • Independent compensation consultant • Chief human resources Officer • Chief risk officer • Other outside experts and speakers	**Reports From** • External governance advisor • Chief sustainability officer • Chief risk officer • Other internal subject matter experts

Board Effectiveness



The foundation of an effective Board is having a diverse set of talented leaders who collaborate to constructively challenge and oversee management. The Board evaluates its effectiveness through multiple lenses and uses evaluations to continually improve its governance practices.

Evaluating Board Effectiveness

Allstate's Board evaluation process includes multiple assessments and reviews performed throughout the year. This process ensures that the Board's governance and oversight responsibilities are updated to reflect best practices and are well executed. These evaluations include discussions after every meeting, an annual Board assessment, annual committee assessments and individual director evaluations.

Based on the Board's annual evaluation process, the nominating, governance and social responsibility committee reviews feedback and establishes action items for the upcoming year. Results of individual director evaluations are used in the annual nomination process and specific action items are discussed with each director.

Board Evaluation Process

Allstate's Board evaluation process includes discussions after every meeting, an annual Board assessment, annual committee assessments and individual director evaluations.

BOARD

1 Evaluation at every regular meeting

Performed by: Independent Directors

- Measures effectiveness of Board oversight
- Ensures meeting objectives were satisfied, all agenda items sufficiently considered and information presented was complete, understandable and organized
- Identifies issues that need additional dialogue

2 Annual evaluation

Performed by: Board, Committee Chairs and Lead Director

- Ensures Board and committees are functioning effectively
- Results reviewed by nominating, governance and social responsibility committee and summarized for full Board; recommendations for improvement are reviewed and implemented

3 Biennial review of responsibilities and time allocation

Performed by: Board and Committees

- Ensures all necessary issues were considered to fulfill Board and committee responsibilities
- Adjustments made to future agendas and timelines

INDIVIDUAL DIRECTORS

1 Annual Evaluation

Performed by: Lead Director, nominating, governance and social responsibility committee chair and Board Chair

- Review contributions and performance in light of Allstate's business and strategies and confirm continued independence
- Feedback provided to each director
- Discuss each director's future plans for continued Board service

2 Change in circumstances

Performed by: Board

- Determine appropriateness of director's continued membership on the Board after a change in primary employment
- Review potential conflicts and whether change impacts director's ability to devote the necessary time and effort to Board service

2023 Annual Evaluation Feedback and Action Items

01 Strategy and Operational Oversight

Directors find the three-day strategy session to be highly effective.

Directors value the frequent updates on financial results, Transformative Growth, succession planning, cybersecurity and sustainability priorities.

Action Items
Management will provide additional "deep dives" on key strategic priorities.

CEO succession planning and senior leadership development will remain focus areas.

02 Board Structure and Culture

Directors appreciate the transparency in the Board room and believe the dialogue appropriately challenges management and leads to effective oversight.

Directors are pleased with steps taken to increase diversity at the Board level and believe the current mix of skills and experience are appropriate.

Action Items
Diversity will continue to be prioritized with a facilitated Board discussion.

03 Information and Resources

Directors appreciate the executive sessions at every meeting and value the candid dialogue.

Directors value the use of outside speakers on key strategic matters.

Action Items
Presentations and agendas will be balanced to ensure adequate time for unstructured discussion.

External speakers will continue to be utilized, including for competitive market, climate and artificial intelligence topics.

Board Re-Nomination Considerations

The Board recognizes the importance of evaluating individual directors and their contributions to the Board in connection with re-nomination decisions. In considering whether to recommend re-nomination of a director for election, the nominating, governance and social responsibility committee conducts a detailed review, considering several factors.

Evaluation of Board Composition

- Essential characteristics
- Shareholder feedback
- Retirements
- Evolving strategy and risk and return profile
- Time commitment
- Board and director evaluations
- Attendance and participation
- Diversity

How the Board Considers Each Factor		For more information
Essential characteristics	Whether the director continues to possess the core competencies and additional capabilities necessary to ensure continued success of the Board	page 39
Evolving strategy and risk and return profile	The extent to which the director's skills, perspectives and experience (including that gained due to service on the Board) continue to contribute to the effective oversight of Allstate's business and strategic priorities	pages 48-49
Board and director evaluations	Feedback received during the annual Board evaluation and discussions between each individual director and the Lead Director, nominating, governance and social responsibility committee chair and Board Chair	pages 58-59
Attendance and participation	Attendance at, and participation during, Board and committee meetings	page 43
Diversity	The extent to which the director contributes to the diversity of the Board	page 40
Time commitment	Outside board and other affiliations, including overboarding considerations, time commitment and potential conflicts of interest or independence concerns	page 39
Retirement policy	Whether the director has reached the retirement age specified in Allstate's director retirement policy	N/A
Shareholder Feedback	Feedback received from shareholders, including support received during the most recent annual shareholder meeting	page 62

Maintaining an Informed and Agile Board

Director Onboarding

All new directors participate in a robust director orientation and onboarding process to ensure a working knowledge of Allstate's business, strategies, operating performance and culture and a successful integration into boardroom discussions as soon as possible. To assist with their development, all new directors are invited to attend all committee meetings prior to their appointment to a particular committee.

Director Commitment Beyond the Boardroom

The commitment of our directors extends well beyond preparation for, and participation at, regularly scheduled Board meetings. Engagement beyond the boardroom provides our directors with additional insights into Allstate's businesses and industry.

DIRECTOR EDUCATION
Allstate encourages and facilitates director participation in **continuing education programs**, and each director is given the opportunity to become a member of the National Association of Corporate Directors.

ENGAGEMENT WITH MANAGEMENT
Directors regularly meet with senior leaders and employees below the senior leadership level. These interactions are offered in various forums, including one-on-one meetings with senior leaders at every board meeting and an annual dinner with 50-60 high performing officers.

INFORMAL MEETINGS
Directors also participate in **informal meetings** with other directors and senior leaders to

- share ideas,
- build stronger working relationships,
- gain broader perspectives, and
- strengthen their working knowledge of Allstate's business, strategy, operating performance and culture.

Advisors and Experts

The Board and its committees engage third-party advisors and experts as needed, including to supplement the Board's expertise.

In 2023, outside firms were engaged to provide independent assessments of Allstate's compensation practices, financial results, Board composition, shareholder activism risk, pay equity practices and cybersecurity program. **For more information, see "Use of Independent Advisors and Experts" on page 43.**



Board Accountability

Shareholder Engagement

Allstate proactively engages with significant shareholders throughout the year. **Dialogue, transparency and responsiveness** are the cornerstones of our shareholder engagement program.

How We Engage

Direct engagement involves reaching out to Allstate's largest shareholders at least three times throughout the year, before, during and after the annual shareholder meeting. Discussion topics include strategy, operating results, compensation programs, climate risks, Inclusive Diversity and Equity and corporate governance. Shareholder feedback is reviewed by each relevant Board committee and considered in shaping company policies and practices. We also engage with proxy and other investor advisory firms that represent the interests of various shareholders.

Discussions with shareholders frequently include Allstate's Lead Director, Chair/CEO, chair of the compensation and human capital committee and other committee chairs or directors as necessary.

In 2023, Allstate engaged with shareholders representing approximately **45% of outstanding shares** and provided opportunity for more robust dialogue and valuable feedback, which was discussed at subsequent Board and committee meetings.

Four-Phase Engagement Cycle
BALANCED-TRANSPARENT-RESPONSIVE



JUNE-DECEMBER After Annual Meeting

- Discuss responses to vote results and new topics of interest for the upcoming year
- Discuss governance and compensation issues and potential responses
- Discuss sustainability trends and investor expectations

JANUARY-MARCH Before Annual Meeting

- Discuss shareholder proposals with proponents, on case-by-case basis
- Incorporate feedback from shareholder discussions into proxy statement and other disclosures

MAY Annual Meeting of Shareholders

- Shareholders vote on ballot items
- Provides forum for direct engagement among Board members, senior management and shareholders
- A virtual annual meeting allows Allstate to reach a broader base of shareholders that is not limited to just those who can travel and provides additional opportunities for shareholders to submit questions before and during the meeting

APRIL-MAY During Shareholder Voting

- Follow up on previous conversations and discuss final Board decisions and reasoning
- Review vote proposals and solicit support for Board recommendations

Shareholder Feedback Is Integrated Into Board Discussions and Decisions

WHAT WE HEARD DURING 2023 ENGAGEMENT		WHAT WE HAVE DONE IN RESPONSE
Strategy Investors want to understand how external factors have affected strategy and results and steps taken to improve profitability. Investors except company boards and management be focused on strategies and most lead to sustained value creation.		• Allstate is successfully implementing a comprehensive auto insurance profit improvement plan as loss cost inflation has reduced margins. Increased Board time was spent overseeing management's actions to improve profitability and support growth. • The company's progress on Transformative Growth was discussed at every Board meeting. • A Societal Engagement Framework is used to evaluate, prepare and communicate Allstate's participation in issues that drive sustainable value creation, including goals that are directly tied to our business strategy and Our Shared Purpose.
Environmental and Social Investors increasingly expect companies to develop net zero commitments and report on efforts to mitigate climate risk. Investors want to understand how Allstate is addressing employee turnover and encouraging employee retention and development.		• Allstate announced its commitment to achieve net zero emissions for Scope 1 and Scope 2 greenhouse gas emissions by 2030. By the end of 2025, Allstate will establish a goal for Scope 3 emissions. Progress on climate goals and other climate risk mitigation efforts are included in the proxy statement and sustainability and TCFD reports. • Climate strategy and risk was reviewed with the Board over multiple meetings. • The company is using analytics to align skills to key strategic priorities, focus talent development and deploy talent efficiently to further enable the Transformative Growth strategy.
Compensation Investors want to understand alignment of compensation programs with company performance. While investors are supportive of sustainability metrics in compensation programs, they want to ensure the metrics include criteria that can be measured.		• The majority of Allstate's compensation program is at-risk performance based. • Beginning in 2024, the equity mix for the CEO was changed to increase the percent of performance stock awards and reduce the percent of stock options. • Allstate is executing a comprehensive multi-year Inclusive Diversity and Equity ("IDE") strategy to accelerate the pace of change for diversity across the enterprise and an IDE component was integrated into the annual incentive plan and includes specific, quantifiable goals that are reviewed by the Board.
Board Composition Investors are focused on whether companies have the right skills, experience and diversity on boards to advance and oversee corporate strategy and related risks. Investors are interested in how the Board considers refreshment in light of upcoming retirements and changing business needs.		• Four new Board members were added within the last five years, each bringing specific experience and skill sets to help oversee the key components of Allstate's business strategy. • Director skills and capabilities were reviewed during the annual evaluation process and feedback was provided to each director. • Allstate's Board takes a forward-looking approach when considering upcoming needs and retirements on the Board and is proactive with its refreshment processes.

Strong Governance Practices Enhance Shareholder Rights

Allstate has enhanced its governance practices over time to serve the best interests of its shareholders. Shareholder rights include annual election of directors with a majority vote standard, proxy access rights, no shareholder rights plan ("poison pill"), no supermajority vote provisions, confidential voting and right to call a special meeting and request action by written consent.

Communication with the Board

The Board has established a process to facilitate communication by shareholders and other interested parties with directors as a group. The chief legal officer and general counsel reports regularly to the nominating, governance and social responsibility committee on all correspondence received that, in her opinion, involves functions of the Board or its committees or that merits Board attention. Items that are unrelated to the duties and responsibilities of the Board are not forwarded, such as: business solicitations or advertisements; product related inquiries; junk mail or mass mailings; resumes or other job-related inquiries; or spam and overtly hostile, threatening, potentially illegal or similarly unsuitable communications. Activity on social media is also monitored and reported to the nominating, governance and social responsibility committee.

The Allstate Board welcomes your input on compensation, governance and other matters.

 directors@allstate.com

 The Allstate Corporation, Nominating, Governance and Social Responsibility Committee, 3100 Sanders Road, Northbrook, IL 60062, c/o General Counsel

In addition, the audit committee has established procedures for the receipt, retention and treatment of any complaints about accounting, internal accounting controls or auditing matters. To report any issue relating to The Allstate Corporation (including Allstate Insurance Company and its affiliates) accounting, accounting controls, financial reporting or auditing practices, you may contact the company by mail, telephone or email. Telephone contacts may be kept confidential at your request.

By mail:	**By phone:**	**By email:**
The Allstate Corporation, Audit Committee 3100 Sanders Road, Northbrook, IL 60062 c/o General Counsel	Allstate i-Report Line: 1-800-706-9855	auditcommittee2@allstate.com

The communication process and the methods to communicate with directors are posted on the "Governance Overview" section of www.allstateinvestors.com.

More Information

You can learn more about Allstate's corporate governance by visiting www.allstateinvestors.com, where you will find our Corporate Governance Guidelines, each standing committee charter and Director Independence Standards. Allstate has adopted a comprehensive Global Code of Business Conduct that applies to the CEO, CFO, chief accounting officer and controller, and other senior financial and executive officers, as well as the Board of Directors and other employees. It is also available at www.allstateinvestors.com. Each of the above documents is available in print upon written request to the Office of the Secretary, The Allstate Corporation, 3100 Sanders Road, Northbrook, IL 60062, or by email request to invrel@allstate.com.

Director Compensation

Director Compensation Program

We structure the compensation program for non-employee directors to reflect the demands on our directors of serving on the board of a large, complex and highly regulated company. The nominating, governance and social responsibility committee reviews non-employee director compensation annually. The following charts describe each component of our non-employee director compensation program for 2023.



NON-EMPLOYEE DIRECTOR

42%	58%
$125,000	**$175,000**
Annual Cash Retainer[1]	Annual Equity[2]

\+

ADDITIONAL ANNUAL CASH RETAINERS[1]

$50,000
Lead Director

$30,000
Compensation and Human Capital Committee Chair

$35,000
Audit Committee Chair and Risk and Return Committee Chair

$25,000
Nominating, Governance and Social Responsibility Committee Chair

[1] Paid quarterly in advance on the first business day of January, April, July and October. The retainer is prorated for a director who joins the Board during a quarter.

[2] Directors are granted restricted stock units on June 1 equal in value to $175,000 divided by the closing price of a share of Allstate common stock on such grant date, rounded up to the nearest whole share.

Director Equity Compensation

- The Board believes that a meaningful portion of a director's compensation should be in the form of equity securities to create alignment with corporate performance and shareholder interests.
- Annual restricted stock units are granted under a fixed-value formula and in accordance with the shareholder approved 2017 Equity Compensation Plan for Non-Employee Directors. The aggregate grant date fair value of any award during a calendar year may not exceed $800,000.

Further Director Compensation Highlights

- Director total compensation, Lead Director and committee chair retainers and equity grant practices are all benchmarked annually against insurance industry peers and comparably sized large complex companies to target total compensation at the median.
- No additional fees are paid for Board or committee meeting attendance.

Director Stock Ownership Guidelines

Each director is expected, within five years of joining the Board or within five years of an increase in annual cash retainer, if applicable, to accumulate an ownership position in Allstate common stock equal to six times the value of the cash retainer. Allstate's stock ownership requirements specify that Allstate shares owned personally and beneficially, as well as unvested restricted stock units, count toward meeting the requirement.

Each director has met the ownership guideline, except Ms. Turner, who joined the Board in 2023 and Ms. Morris, who joined the Board in 2024.

NEW

New for 2023

Based on consultation with the independent compensation consultant and in light of increased oversight of sustainability matters, beginning in 2023, the additional annual cash retainer paid to the chair of the nominating, governance and social responsibility committee was increased to $25,000.

2023 Director Compensation

The following table summarizes the compensation for each of our non-employee directors who served as a member of the Board and its committees in 2023.

Name	Leadership Roles Held During 2023	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2][3]	Total ($)
Donald E. Brown		125,000	175,048	300,048
Kermit R. Crawford	Audit Committee Chair	160,000	175,048	335,048
Richard T. Hume		125,000	175,048	300,048
Margaret M. Keane		125,000	175,048	300,048
Siddharth N. Mehta	Risk and Return Committee Chair	160,000	175,048	335,048
Jacques P. Perold		125,000	175,048	300,048
Andrea Redmond	Nominating, Governance and Social Responsibility Committee Chair	150,000	175,048	325,048
Gregg M. Sherrill	Lead Director	175,000	175,048	350,048
Judith A. Sprieser		125,000	175,048	300,048
Perry M. Traquina	Compensation and Human Capital Committee Chair	155,000	175,048	330,048
Monica Turner		114,238	233,489	347,727

[1] Under the 2017 Equity Compensation Plan for Non-Employee Directors, directors may elect to receive Allstate common stock in lieu of cash compensation. In 2023, Ms. Keane and Messrs. Brown and Traquina each elected to receive 100% of their retainer in stock. Also, under Allstate's Deferred Compensation Plan for Non-Employee Directors, directors may elect to defer their retainers to an account that is credited or debited, as applicable, based on (a) the fair market value of, and dividends paid on, Allstate common shares (common share units); (b) an average interest rate calculated on 90-day dealer commercial paper; (c) S&P 500 Index, with dividends reinvested; or (d) a money market fund. No director has voting or investment powers in common share units, which are payable solely in cash. Subject to certain restrictions, amounts deferred under the plan, together with earnings thereon, may be transferred between accounts and are distributed after the director leaves the Board in a lump sum or over a period not in excess of ten years in accordance with the director's instructions. The accumulated amount of Allstate common share units as of December 29, 2023, for directors previously electing to defer their cash retainer, is reflected in the table below.

Amounts Deferred under Deferred Compensation Plan for Non-Employee Directors	Allstate Common Share Units (#)
Mr. Traquina	7,356

[2] Grant date fair value for restricted stock units granted in 2023 is based on the final closing price of Allstate common stock on the actual grant date, which in part also reflects the payment of expected future dividend equivalent rights. (See Note 19 to our audited financial statements for 2023). The final grant date closing price was $109.20. In addition, Ms. Turner received a prorated award upon joining the Board in 2023 for which the final grant closing price was $128.16. The values were computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. Each restricted stock unit entitles the director to receive one share of Allstate common stock on the conversion date (see footnote 3).

[3] The following table provides outstanding restricted stock units as of December 29, 2023, for each director, except for Ms. Morris, who did not join the Board until January 2024. The value of the restricted stock units is based on the closing price of our common stock of $139.98 on December 29, 2023.

Name	Restricted Stock Units (#)	Value of Restricted Stock Units as of 12/29/23 ($)	Multiple of Annual Cash Retainer
Mr. Brown	4,027	563,699	8.0
Mr. Crawford	21,933	3,070,181	25.7
Mr. Hume	4,027	563,699	6.2
Ms. Keane	4,027	563,699	18.1
Mr. Mehta	13,571	1,899,669	20.6
Mr. Perold	14,057	1,967,699	15.8
Ms. Redmond	37,405	5,235,952	44.1
Mr. Sherrill	4,027	563,699	11.2
Ms. Sprieser	42,215	5,909,256	47.3
Mr. Traquina	12,616	1,765,988	18.1
Ms. Turner	2,059	288,219	2.3

Restricted stock unit awards granted before September 15, 2008, convert into common stock one year after termination of Board service. Restricted stock unit awards granted on or after September 15, 2008, and before June 1, 2016, convert into common stock upon termination of Board service. Restricted stock units granted on or after June 1, 2016, convert into common stock on the earlier of the third anniversary of the date of grant or upon termination of Board service. Directors had the option to defer the conversion of the restricted stock units granted on June 1, 2016, for ten years from the date of grant or the later of termination of Board service or June 1, 2024. The conversion of restricted stock units granted after June 1, 2016, may be deferred for ten years or until termination of Board service. In addition to the conversion periods described above, restricted stock units will convert upon death or disability. Each restricted stock unit includes a dividend equivalent right that entitles the director to receive a payment equal to regular cash dividends paid on Allstate common stock.

Executive compensation





02 Say-on-Pay: Advisory Vote on the Compensation of the Named Executives



VOTING RECOMMENDATION:

The Board recommends a vote **FOR** this proposal.

What am I voting on?

We conduct a say-on-pay vote every year at the annual meeting. While the vote is non-binding, the Board and the compensation and human capital committee (the "committee" as referenced throughout the Compensation Discussion and Analysis ("CD&A") and Executive Compensation sections) consider the results as part of their annual evaluation of our executive compensation program.

Overview

- Independent oversight by compensation and human capital committee of the Board
- Independent compensation consultant utilized to evaluate and benchmark compensation program
- Executive compensation targeted at 50th percentile of peers and aligned with short-and long-term business goals and strategy
- Compensation programs are working effectively. Annual incentive compensation funding for our named executives in 2023 was reduced by 50% from the formulaic result of 100% of target due to negative Net Income.

You may vote to approve or not approve the following advisory resolution on the executive compensation of the named executives:

RESOLVED, on an advisory basis, the shareholders of The Allstate Corporation approve the compensation of the named executives, as disclosed pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis and accompanying tables and narrative on pages 67-106 of the Notice of 2024 Annual Meeting and Proxy Statement.

Compensation Discussion and Analysis

Message from the Compensation and Human Capital Committee

As members of the compensation and human capital committee, we thank the many of you that engaged with us and provided feedback during 2023. While it is always encouraging to learn that many shareholders believe Allstate has a rigorous compensation program, open and constructive dialogue on potential enhancements is also appreciated. Allstate's compensation philosophy is to pay for performance over the long-term, as well as reward achievement of key strategic and operational measures on an annual basis. Each year, the committee reviews the named executives' performance using a balanced and disciplined approach to determine base salaries and variable compensation awards. The approach for 2023 included a range of performance and governance considerations, as well as shareholder feedback, as inputs into compensation decisions. During 2023, the committee also continued to focus on senior leadership development and succession planning. Key human capital practices and initiatives happening across Allstate were reviewed, including organizational health, employee retention and wellbeing, company culture and progress against the Inclusive Diversity and Equity strategy. The committee is fully engaged on these important topics and committed to driving improvements. We appreciate the feedback on all of these topics, and hope to have your support on this year's say-on-pay vote.

Perry M. Traquina (Chair)   **Margaret M. Keane**   **Judith A. Sprieser**
Richard T. Hume   **Andrea Redmond**

Our Compensation Discussion and Analysis describes Allstate's executive compensation program, including total 2023 compensation for our named executives listed below[1]:

Thomas J. Wilson
Chair, President, and Chief Executive Officer (CEO)

Jesse Merten
Executive Vice President and Chief Financial Officer (CFO)

John Dugenske
President, Investments and Corporate Strategy

Suren Gupta
President, Protection Products and Enterprise Services

Mario Rizzo
President, Property-Liability

[1]   See Appendix C for a full list of Allstate's executive officers and titles.

2023 Executive Compensation At-a-Glance ——————— 1

Allstate's executive compensation program is designed to ensure that the interests of our executives are aligned with our shareholders:

Pay for Performance

The majority of the CEO's and other NEOs' compensation opportunity is at-risk and based on measurable performance goals.

Establish a Strong Link Between Performance Measures and Strategic Objectives

Performance measures are linked to operating priorities designed to create long-term shareholder value.

Target Compensation Mix

CEO

At-Risk Performance-Based Pay: 92%			
8% Base Salary	**23%** Annual Cash Incentive	**41%** Performance Stock Awards	**28%** Stock Options

OTHER NEOs

	At-Risk Performance-Based Pay: 81%		
19% Base Salary	**24%** Annual Cash Incentive	**34%** Performance Stock Awards	**23%** Stock Options

Alignment of Pay with Performance

Allstate's executive compensation program is aligned with long-term shareholder value through equity-based programs, combined with shareholder value-based performance measures and financial performance measures that are closely correlated with shareholder value over time. The named executives' compensation is aligned with achievement of our financial and long-term strategic goals and at least 81% of their compensation is at-risk. Incentive compensation plans incorporate relevant metrics and targets to drive the behaviors necessary to accomplish our short- and long-term goals.

2023 Annual Cash Incentive

50%

Pool funding of 100% was reduced by 50% due to negative net income as determined by these results

TOTAL PREMIUMS
(in millions)[1]

Actual Results: $54,963

$52,600	$53,600	$54,600
Threshold	**Target**	**Maximum**

PERFORMANCE NET INCOME
(in millions)[1]

Actual Results: $1,122

$1,310	$2,810	$4,010
Threshold	**Target**	**Maximum**

NET INVESTMENT INCOME
(in millions)[1]

Actual Results: $2,535

$2,250	$2,570	$2,890
Threshold	**Target**	**Maximum**

2022 actual results: Total Premiums $50,437, Performance Net Income ($426), Net Investment Income $2,318

2021-2023 Performance Stock Awards

31%

Payout percentage

AVERAGE PERFORMANCE NET INCOME RETURN ON EQUITY[1]

Actual Results: 8.0%

10.0%	16.0%	18.0%
Threshold	**Target**	**Maximum**

RELATIVE TSR[1]

Actual Results: 36.0th

<25th	55th	90th
Threshold	**Target**	**Maximum**

ITEMS IN FORCE GROWTH[1]

PERSONAL PROPERTY AND LIABILITY

Actual Results: 3.8%

3.0%	5.0%	7.0%
Threshold	**Target**	**Maximum**

ALL OTHER

Actual Results: 3.4%

0.0%	2.0%	4.0%
Threshold	**Target**	**Maximum**

[1] For a description of how these measures are determined, see **pages 75-82.**

Compensation Governance Best Practices

Our compensation program adheres to high standards of compensation governance for our executive officers.

✔ What We Do

- ✔ Benchmark to peers of similar industry, size and business complexity
- ✔ Target pay at 50th percentile of peers
- ✔ Independent compensation consultant
- ✔ Double trigger in the event of a change in control
- ✔ Maximum payout caps for annual cash Incentive compensation and performance stock awards ("PSAs")
- ✔ Robust equity ownership requirements
- ✔ Clawback or cancellation of certain compensation
- ✔ One-year minimum equity vesting provision in the equity plan
- ✔ Provide clear rationale for the metrics used to fund the annual and long-term incentive plans

✖ What We Do Not Do

- ✖ Employment agreements for executive officers
- ✖ Guaranteed annual salary increases or bonuses
- ✖ Special tax gross ups
- ✖ Repricing or exchange of underwater stock options
- ✖ Plans that encourage excessive risk-taking
- ✖ Hedging or pledging of Allstate securities
- ✖ Inclusion of equity awards in pension calculations
- ✖ Excessive perks
- ✖ Count unvested PSAs or stock options towards ownership requirements

Executive Compensation Program is Tied to Business Strategies

Allstate's business relies on the expertise and capabilities of colleagues to lead the company and various businesses in ways that meet customers' needs and, in turn, promote the long-term interests of shareholders. The executive compensation program is designed to achieve business objectives and attract, motivate and retain talented individuals.

Allstate's executive compensation program closely aligns the compensation and interests of the named executives with the long-term interests of shareholders and the economic realities of the operating environment. Allstate's executive compensation program emphasizes performance-based compensation in the form of cash incentive awards and equity incentive awards that focus respectively on the achievement of short- and long-term financial and strategic targets. This target-based incentive structure fosters a culture of high performance and accountability and promotes shareholder interests by closely aligning executive compensation with objectively measured company performance and achievement of key strategic priorities. In 2023, Allstate adapted to unprecedented increases in loss costs, improved underwriting performance, generated investment returns in excess of targets and advanced on operating priorities and Transformative Growth.

2023 COMPENSATION METRICS SUPPORT ALLSTATE'S STRATEGY

Annual Cash Incentive Awards	Total Premiums	Captures growth and competitive position of the Allstate businesses
	Performance Net Income	Aligns with shareholders' views of expected profitability and return on capital
	Net Investment Income	Reflects a significant component of profitability
Performance Stock Awards	Average Performance Net Income ROE	Correlates to changes in long-term shareholder value
		Measures performance in a way that is tracked and understood by investors
		Captures both income statement and balance sheet impacts, including capital management actions
	Relative Total Shareholder Return ("TSR")	Added based on feedback from shareholders and market practices
		Performance is relative to a custom TSR peer group
	Transformative Growth	Measures progress on Transformative Growth strategy and assess growth of Allstate's businesses
	Inclusive Diversity and Equity	Measures progress on Allstate's Inclusive Diversity and Equity priorities

Progress on our Operating Priorities

Improve customer value	• Enterprise Net Promoter Score, which measures how likely customers are to recommend Allstate, finished below the prior year, reflecting substantial price increases necessary to offset higher loss costs.
Grow customer base	• Consolidated policies in force reached 194 million, a 2.8% increase from prior year. Property-Liability policies in force decreased by 2.0% compared to the prior year, as continued growth at National General was more than offset by decreases at the Allstate brand and a decline in renewals in the auto insurance business. Protection Services policies in force increased 4.3%, primarily due to growth at Allstate Protection Plans.
Achieve target economic returns on capital	• The Property-Liability combined ratio of 104.5 for the full year decreased compared to the prior year primarily reflecting increased premiums earned, partially offsetting continued high loss costs. A comprehensive profitability plan is being executed.
Proactively manage investments	• Net investment income of $2.48 billion in 2023 was $75 million higher than prior year as higher market-based investment income was partially offset by lower performance-based results. Total return on the $66.68 billion (as of 12/31/23) investment portfolio was 6.7% in 2023. Proactive portfolio management repositioned the fixed income portfolio into longer duration and higher-yielding assets that increased income.
Execute Transformative Growth	• Allstate made substantial progress in advancing Transformative Growth initiatives in 2023, including continued cost reductions, deployment of a new property-liability technology platform and a new Affordable, Simple, Connected auto insurance offering in seven states. National General is building a strong competitive position in independent agent distribution. A digital enterprise is being built by expanding utilization of machine-based learning and artificial intelligence.

Progress on our Transformative Growth Strategy

Improve customer value	• Lower expenses, enhanced price sophistication and telematics helped mitigate required price increases. Affordable, Simple, Connected auto insurance product now offered in seven states.
Expand customer access	• Transforming Allstate agent sales system to enable more growth at a lower cost, while expanding distribution capacity through new agent models. Increased direct channel distribution through improved online experience and data-driven insights to enhance call center sales. Grew National General by leveraging enterprise capabilities and data to expand product offerings and fully utilize our independent agency relationships.
Increase sophistication and investment in customer acquisition	• Improved the effectiveness of customer acquisition by expanding lead management, building data capabilities and utilizing household insights.
Deploy new technology ecosystem	• Deployed key components of new technology ecosystem to deliver affordable, simple and connected experiences and products at a lower cost.
Drive organizational transformation	• Delivered an exceptional customer experience enabled by enhanced human resource tools and technology, an engaged and high performing global workforce, and organizational designs for efficiency.

COMPARISON OF TOTAL SHAREHOLDER RETURN (%) AGAINST ALLSTATE PEERS

5-YEAR



114.4% | 125.0% | 104.3% | 91.7%

3-YEAR



58.8% | 61.2% | 58.2% | 38.3%

1-YEAR



9.2% | 8.8% | 8.0% | 6.3%

■ Peers ■ P&C Peers ■ Life Peers ■ Allstate

Incentive Design and Goal-Setting

2

Role of the Compensation and Human Capital Committee

The compensation and human capital committee oversees and approves Allstate's executive compensation program. The committee sets the CEO's compensation, reviews and approves compensation for the rest of the leadership team, reviews senior management selections and, in conjunction with the full Board, oversees succession planning. The committee also oversees human capital priorities for the company, including review of Allstate's IDE strategy and progress with the full Board.

The committee evaluates the executive compensation structure on an annual basis to ensure alignment with Allstate's compensation philosophy, business strategy and shareholder priorities. The compensation philosophy centers around maintaining a compensation program for the named executives that is designed to promote the achievement of short-term and long-term financial and strategic goals. For additional information on strategic and operating priorities, see pages 14-16.

Incentive Design, Payout and Goal-Setting Process

For the annual and long-term incentive programs, the committee oversees a rigorous and comprehensive goal-setting process. The committee uses performance measures in the annual and long-term programs that (1) align with the company's strategy, operating priorities and shareholder interests, (2) support the achievement of corporate goals, and (3) reflect the company's overall performance. The following timeline of key events reflects the committee's process:



APRIL-JULY
Benchmark

- Evaluate peer group to determine if any changes are required for the next performance cycle
- Compare against peers' actual compensation paid, financial results, and shareholder returns over one, three and five years

- Review feedback from shareholders and proxy advisory firms on compensation
- Independent compensation consultant provides pay for performance analysis, advice on incentive design and information on current market practices and industry trends

Ongoing

- Review compensation philosophy and objectives in light of company performance, goals and strategy, shareholder feedback and external benchmarking
- Monitor compensation estimates in comparison to actual and relative performance
- Monitor compliance with management equity ownership requirements

FEBRUARY
Calculate Payouts

- Actual performance against goals determines the corporate pool for the annual incentive award
- CEO reviews overall company funding for each business area based on its operating performance in relationship to target performance goals
- Determine the number of performance stock awards that will vest for the applicable measurement period based on actual performance
- Review and approve salary adjustments and annual incentive payments and equity grants for executive officers

NOVEMBER-JANUARY
Establish Plan Design and Key Metrics

- Independent compensation consultant provides advice on executive pay levels
- Establish plan design and performance measures for the upcoming year
- Review the annual operating plan to establish target performance and ranges for threshold and maximum for the annual incentive program, and review historical and expected performance, market expectations and industry trends when approving the ranges of performance for the long-term incentive program
- Review operating plans and compensation measures for alignment with enterprise risk and return principles

NEW

What's New

In 2023, the committee moved the timing of the executive pay levels review and recommendations from the independent compensation consultant to the fourth quarter of the year to reflect more current market data in the analysis.

Shareholder Engagement and 2023 Say-on-Pay Results

Allstate engages with its largest shareholders multiple times throughout the year to ensure continued alignment of compensation practices with shareholder expectations and market trends.

The committee actively solicits the views of significant shareholders on executive compensation matters. In determining the structure and amount of executive pay, the committee carefully considered this feedback. During 2023 engagement, investors generally commented that Allstate utilizes best practices and remains focused on pay for performance in its plan design. The committee considered the vote results, investor input and current market practices and made changes to respond to that feedback, as described below.

90%

At our last annual shareholder meeting, approximately 90% of votes cast supported our executive compensation program.

WHAT WE HEARD	WHAT WE DID
Prefer to see a sustainability-oriented goal, or other non-financial metric, in the executive compensation program	The Strategic Initiatives Scorecard, a qualitative measure weighted at 20%, measures progress made against Transformative Growth and IDE strategies throughout the year. In 2023, these two components were moved from the annual incentive plan to the long-term PSAs to align with Allstate's sustainable long-term objectives, specifically Transformative Growth and IDE.
When sustainability-related metrics are used in compensation programs, prefer to see clear disclosure for how they are evaluated	Expanded disclosure on the criteria considered by the committee when determining funding results under the non-financial components of the PSAs.
Believes that majority of compensation should be performance-based and primarily aligned with operational and financial results	For 2023, the non-financial Strategic Initiatives Scorecard measure was removed from the annual incentive plan. All three annual measures are now directly tied to business growth and profitability. Beginning in 2024, the annual incentive plan will be further aligned with profitable growth with individual business unit results representing 70% and overall performance net income representing 30%.

Timing of Equity Awards and Grant Practices

Typically, the committee approves grants of equity awards during a meeting in the first fiscal quarter. The timing allows the committee to align awards with our annual performance and business goals.

Throughout the year, the committee may grant equity incentive awards to newly hired or promoted executives or to retain or recognize executives. The grant date for these awards was fixed as the third business day of a month following the later of committee action or the date of hire or promotion.

For additional information on the committee's practices, see portions of the Board Oversight and Board Meetings and Committees sections of this proxy statement on **pages 48-57** and **43-47**, respectively.

Peer Benchmarking

The committee monitors performance toward goals throughout the year and reviews the executive compensation program design and executive pay levels annually. As part of that evaluation, Pay Governance, the committee's independent compensation consultant, provided executive compensation data, information on current market practices, and benchmarking on target pay opportunities. The committee benchmarks executive compensation program design, executive pay, and performance against a general benchmark and a group of peer companies that are industry peers. Product mix, market segment, annual revenues, premiums, assets and market value were considered when identifying peer companies. The committee believes Allstate competes against these public companies for executive talent, business and shareholder investment. The committee reviews the composition of the peer group annually with the assistance of its compensation consultant.

The compensation consultant's recommendation has been to use a peer group that reflects Allstate's business and operations. Currently, nine out of thirteen of Allstate's peer companies also include Allstate in their respective peer company lists. The following table reflects the peer group used for 2023 compensation benchmarking.

PEER COMPANIES[1][2] Company Name	Revenue ($ in billions)	Market Cap ($ in billions)	Assets ($ in billions)	Premiums ($ in billions)
AFLAC Inc.	18.7	47.7	126.7	14.1
American International Group Inc.	46.8	46.7	539.3	36.1
AON	13.4	57.8	33.9	13.4
Chubb Limited	49.8	91.6	228.9	45.7
The Hartford Financial Services Group Inc.	24.5	24.0	76.8	21.4
Humana Inc.	106.4	56.0	47.1	101.3
Manulife Financial Corporation	36.1	40.0	663.0	17.8
Marsh & McLennan	22.8	93.2	48.0	14.1
MetLife Inc.	66.9	48.3	687.6	49.4
The Progressive Corporation	62.1	93.2	88.7	58.7
Prudential Financial Inc.	54.0	37.3	721.1	31.9
The Travelers Companies Inc.	41.4	43.5	126.0	37.8
Allstate	57.1	36.7	103.4	52.5
Allstate Ranking Relative to Peers:				
Property and Casualty Insurance Products	3 of 9	8 of 9	5 of 9	2 of 9
Life Insurance and Financial Products	3 of 10	9 of 10	6 of 10	2 of 10
All Peer Companies	4 of 13	12 of 13	8 of 13	3 of 13

[1] Information as of year-end 2023.

[2] Liberty Mutual was added as a compensation peer benchmark but because they are not traded publicly, we do not include their information in this table.







The committee uses compensation surveys for certain executives that provide information on companies of similar size and business mix as Allstate, as well as companies with a broader market context.

The committee uses the 50th percentile of our peer group as a guideline in setting the target total direct compensation of our named executives. Within the guideline, the committee balances the various elements of compensation based on individual experience, job scope and responsibilities, performance, tenure and market practices.

Compensation Elements — 3

Overview

The following table lists the elements of target direct compensation for our 2023 executive compensation program.

Short-Term	Mid-Term	Long-Term	
Fixed	**Variable**		
13%[1] **Base Salary**	**24%**[1] **Annual Cash Incentive Awards**	**38%**[1] **Performance Stock Awards**	**25%**[1] **Stock Options**
Cash	Cash	Equity	Equity

Why We Pay This Element

Attract and retain executives with competitive level of cash compensation.	Motivate and reward executives for performance on key strategic, operational, and financial measures during the year.	Motivate and reward executives for performance on key long-term measures. Align the interests of executives with long-term shareholder value. Retain executive talent.	Align the interests of executives with long-term shareholder value. Retain executive talent.

Key Characteristics

Reviewed annually and adjusted when appropriate.	A corporate-wide funding pool based on performance on three measures: • Total Premiums[2] • Performance Net Income[2] • Net Investment Income[2] Pool is then allocated based on business unit and individual performance; if positive net income is not achieved, funding for senior executives is reduced by 50%.	PSAs vest on the third anniversary of the grant date. For the 2023 PSA grant, actual amounts of PSAs vesting based on performance on Performance Net Income ROE[2], Relative TSR[2], Transformative Growth[2] and Inclusive Diversity and Equity measures[2] with a requirement of positive net income in order for our executives to earn PSAs for Average Performance Net Income ROE above target.	Non-qualified stock options to purchase shares at the market price when awarded. Vest ratably over three years. Expire in ten years or, in the event of retirement, the earlier of five years or normal expiration.

[1] Represents the average of the target direct compensation elements for all of the named executives in 2023.

[2] For a description of how these measures are determined, see **page 102**.

Salary

In setting executive salary levels, the committee uses the 50th percentile of total target direct compensation of our peer companies as a guideline, which supports Allstate's ability to compete effectively for and to retain executive talent. Annual merit increases for named executives are based on their performance and external benchmarking as provided by the independent compensation consultant.

Annual Cash Incentive Awards

Metrics and Purpose

	METRIC	PURPOSE
Financial Goals	**Total Premiums[1] (45%)**	Captures growth and competitive position of the Allstate businesses
	Performance Net Income[1] (45%)	Aligns with shareholders' views of expected profitability and return on capital
	Net Investment Income[1] (10%)	Reflects a significant component of profitability

[1] The numbers reflect the percentage that each performance measure contributed to the total corporate funding pool.

NEW

New for 2024

Focusing on profitable growth, our 2024 annual incentive plan design will measure profitable growth in the business unit results of each of our operating segments (Allstate Protection, Protection Services, and Allstate Health and Benefits) and Investments representing 70% of the pool, with the remaining 30% based on Performance Net Income. The profitable growth measure will use a grid of combined ratio and items in force growth.

How Target Opportunities Are Set

- Target annual incentive percentages for each named executive are based on consideration of incentive opportunities at peer companies and our benchmark target for total direct compensation at the 50th percentile.

How Performance Goals Are Established

- The committee sets annual cash incentive performance goals based on the annual operating plan. **Target performance is equal to the operating plan.** Threshold and maximum measures are based on a range of sensitivities relative to the operating plan. To further test the appropriateness of the ranges, the committee's independent consultant provides advice based on peer performance, market expectations and industry trends. The chief risk officer reviews the performance measures and ranges to ensure they are consistent with Allstate's risk and return principles and do not incentivize unnecessary and excessive risk taking.

  - The 2023 annual incentive plan target for Total Premiums was above prior year actual results as it has been for at least the last decade.

  - Performance Net Income target for 2023 was set above 2022 target and actual results as projections for 2023 anticipated improved profitability through planned rate increases.

  - Net Investment Income target was set above 2022 actual results driven by projected market-based income increasing due to higher yields.

  - We do not disclose incentive plan goals prior to the completion of the performance period because they are tied to our operating plan, which is proprietary information.

Corporate Pool Funded Based on Actual Performance

- Actual performance on the previously approved measures determines the overall funding level of the corporate pool and the aggregate total award budget for eligible employees. The committee approved the total company funding after the end of the performance period based on the actual results on these performance measures. For the actual results and detail on how each measure was defined and calculated, see **pages 76-78.**

- In 2023, the pool was funded based on the collective results of the three performance metrics. Funding ranges from 0% to 200% of target, and results between threshold, target and maximum are subject to interpolation.

- In the event of a net loss, the pool funding is reduced by 50% of actual performance for senior executives, including the named executive officers. For example, if performance measures ordinarily would fund the corporate pool at 60% and there was a net loss, then the corporate pool would be funded at 30% for senior executives. This mechanism ensures alignment of pay and performance in the event of multiple large natural catastrophes and/or extreme financial market conditions.

Determine Calculation of Corporate Pool Funding

ACTUAL PERFORMANCE AGAINST TARGET ON PLAN MEASURES

Total Premiums (45%)	**+**	**Performance Net Income (45%)**	**+**	**Net Investment Income (10%)**	**=**

Corporate Pool Funding[1]
(0%-200% of target)

(Funding from 0%-200% of target)

(1) For 2023, pool funding for senior leadership was reduced by 50% due to negative net income

Determine Annual Incentive Payments to NEOs and other Executive Officers

- Committee's compensation recommendations **for the CEO** are reviewed and approved by the independent directors of our Board in executive session.
- Committee reviews and approves CEO recommendations **for executive officers** based on pool funding, the target annual incentive percentages for each NEO, and individual performance.
- The individual performance factors considered by the committee when determining payouts are outlined on pages 81-83.

Determine Annual Incentive Payment for Other Eligible Participants

The committee provides oversight of annual incentive processes and decisions below executive officers

- The CEO may allocate the corporate pool between the Market-Facing Businesses and Areas of Responsibility ("AOR") if justified by relative performance against annual operating goals and other key business success metrics.
- Individual awards for eligible employees are determined by senior leaders.

For 2023, the CEO distributed committee-approved funding based on the relative performance of Market Facing Businesses and AORs.

2023 Actual Performance

We paid the 2023 cash incentive awards in March 2024.

TOTAL PREMIUMS ($ in millions)



PERFORMANCE NET INCOME ($ in millions)



NET INVESTMENT INCOME ($ in millions)



(1) The collar for Performance Net Income was utilized in 2022 decreasing the absolute level by $209 million to ($426) million, and in 2023 increasing the absolute level by $660 million to $1,122 million.

(2) The collar for Net Investment Income was utilized in 2022 decreasing the absolute level by $99 million to $2,318 million.

• For a description of how the 2023 measures are determined, see **pages 75-76**.

• The ranges of performance and 2023 actual results are shown in the following table. The committee assessed the CEO's 2023 performance, and the CEO assessed each of the other NEO's 2023 performance. **No discretion was applied to the Named Executives' annual incentive awards in 2023.**

• **Pool funding for senior executives, including the named executive officers, was reduced by 50% due to negative net income.**

2023 ANNUAL CASH INCENTIVE AWARD RANGES OF PERFORMANCE

Measure	2022 Actual Results	2023 Threshold	2023 Target	2023 Maximum	Increase/ (Decrease) Versus 2022 Actual Results	2023 % Target
Total Premiums ($ in millions)			Actual Results: $54,963			
	$50,437	$52,600	$53,600	$54,600	**$4,526**	**200%**
Performance Net Income ($ in millions)			Actual Results: $1,122			
	($426)	$1,310	$2,810	$4,010	**$1,548**	**0%**
Net Investment Income ($ in millions)			Actual Results: $2,535			
	$2,318	$2,250	$2,570	$2,890	**$217**	**95%**
Payout Percentages[1]		50%[2]	100%	200%		**50%[3]**

[1] Payout percentages reflect contribution to incentive compensation pool.

[2] Actual performance below threshold results in a 0% payout.

[3] Overall pool funding reduced to 50% of aggregate performance due to negative Net Income (per AIP plan definition).

Performance Stock Awards and Stock Options

Allstate grants equity awards annually to executives consistent with market practice and the philosophy that a significant amount of compensation should be in the form of equity. Additionally, from time to time, equity awards are granted to attract new executives and to retain existing executives.

Mix of Equity Incentives

The mix of equity incentives for senior executives is 60% PSAs and 40% stock options. Beginning in 2024, the equity mix for the CEO and senior executives was changed based on shareholder feedback. The equity mix for the CEO will be 70% PSAs and 30% stock options and senior executives will be 60% PSAs, 20% RSUs and 20% stock options. PSAs and stock options are forms of performance-based incentive compensation because PSAs are earned based on achieving established performance goals and stock options require stock price appreciation to deliver value to an executive.

2023 CEO EQUITY MIX



40% Stock Options   **60%** PSAs

2024 CEO EQUITY MIX



30% Stock Options   **70%** PSAs

Metrics and Purpose

PERFORMANCE STOCK AWARD METRICS AND PURPOSE

PSAs granted in 2021 and 2022	PSAs granted in 2023	Why Metric Was Chosen
50% Average Performance Net Income ROE	**50%** Average Performance Net Income ROE	**Average Performance Net Income ROE** • Correlates to changes in long-term shareholder value. • Measures performance in a way that is tracked and understood by investors. • Captures both income statement and balance sheet impacts, including capital management actions.

30% Relative TSR	**30%** Relative TSR	**Relative TSR**
		• Added as a second measure in 2020 based on feedback from shareholders and market practices.
		• Performance is relative to a custom TSR peer group. The custom TSR peer group for awards made in 2022 and 2023 is shown on **page 73**. Peer groups are designed in consultation with our compensation consultant.
		  • ‹25th percentile = 0% payout
		  • 25th percentile = 50% payout
		  • 55th percentile = 100% payout
		  • 90th percentile = 200% payout

20% Items in Force Growth	**10%** Transformative Growth **10%** Inclusive Diversity and Equity	**Transformative Growth** • Moved qualitative measurement from Annual Incentive Plan as long-term quantitative measurement supporting growth Strategy in 2023. **Inclusive Diversity and Equity** • Moved measurement from Annual Incentive Plan to reflect the long-term commitment and nature of the Inclusive Diversity and Equity strategy.

Measurement period	←——————— Three-years ———————→
Vesting	←——— Between 0% to 200% of the target number of PSAs granted ———→

The measures are further described on **pages 102-103.**

How Performance Goals are Established

- For each measure, the committee considered historical and expected performance, market expectations and industry trends when approving the range of performance goals.

- All PSA awards for Performance Net Income ROE include a minimum or maximum amount of after-tax catastrophe losses if actual catastrophe losses are less than or exceed those amounts, respectively, which serves to decrease volatility and stabilize the measure.

How Payouts Are Calculated for 2023-2025 Cycle

ACTUAL PERFORMANCE PAYOUT AGAINST TARGET ON PLAN MEASURES

Average Performance Net Income ROE X 50%	✚	Relative TSR X 30%	✚	Transformative Growth X 10%	✚	Inclusive Diversity and Equity X 10%	✖	NEO Target Opportunity	=	**PSA Payout**

Payout from 0%-200% of target No payout if Allstate has a cumulative net loss in a measurement period	Payout from 0%-200% of target

- At the end of each measurement period, the committee certifies the level of achievement on each performance measure.

- The committee requires positive net income in order for senior executives to earn PSAs based on Average Performance Net Income ROE above target. If Allstate has a cumulative net loss in a measurement period, the number of PSAs vested would not exceed target, regardless of the Average Performance Net Income ROE. This positive net income hurdle is included to prevent misalignment between Allstate reported net income and the PSAs vested based on the Average Performance Net Income ROE result. This situation could occur if, for example, catastrophe losses or capital losses that are not included in Performance Net Income ROE result in a net loss for the period. For a description of the calculation, see **page 82**.

- For the 2023 PSA grant, the Items in Force component was replaced with Transformative Growth and Inclusive Diversity and Equity measures, each carrying a 10% weighting.

- Beginning with the 2024 PSA grant, the Transformative Growth measure was eliminated as a distinct measurement since the Annual Incentive Plan was modified to address profitable growth and Average Performance Net Income ROE and Relative TSR reflect profitable growth in the long-term plan. The 10% weighting was applied to relative Total Shareholder Return ("rTSR"), increasing its total weighting to 40%.

PSA Ranges of Performance

For the last five PSA grants, the performance measures and levels of performance needed to earn the threshold, target and maximum number of PSAs, as well as actual results and payout percentages, are set forth in the chart and table below. The total shareholder returns for Allstate and its peers are also shown for completed cycles.

PERFORMANCE STOCK AWARDS RANGES OF PERFORMANCE

Performance Cycle	Threshold	Target	Maximum	Actual Results	Total Shareholder Return Allstate	Peers
Vested Awards						
2019-2021					11.6%	14.2%
• Performance Net Income ROE (70%)	7.0%	14.0%	16.0%	20.8%		
• Earned Book Value (30%)	7.0%	12.0%	14.0%	23.3%		
2020-2022					29.9%	49.3%
• Performance Net Income ROE (70%)	7.0%	14.0%	17.0%	15.5%		
• Relative TSR (30%)	<25th	55th	90th	33.3rd		
2021-2023					38.3%	58.8%
• Performance Net Income ROE (50%)	10.0%	16.0%	18.0%	8.0%		
• Relative TSR (30%)	<25th	55th	90th	36.0th		
• Items in Force Growth (20%)						
• Personal Property and Liability	3.0%	5.0%	7.0%	3.8%		
• All Others	0.0%	2.0%	4.0%	3.4%		

Performance Cycle	Threshold	Target	Maximum	Actual Results
Outstanding Awards				
2022-2024				
Performance Net Income ROE (50%)	10.0%	16.0%	18.0%	Two year results are below threshold for Performance Net Income ROE and IIF Growth and between target and maximum for Relative TSR
Relative TSR (30%)	<25th	55th	90th	
Items in Force Growth (20%)[1]	ND	ND	ND	
2023-2025				
Performance Net Income ROE (50%)	10.0%	16.0%	18.0%	
Relative TSR (30%)	<25th	55th	90th	One year results are below threshold for Performance Net Income ROE and on target for Relative TSR
Transformative Growth (10%)[2]	ND	ND	ND	
Inclusive Diversity and Equity (10%)[3]	ND	ND	ND	
Payout Percentages	0%	100%	200%	

[1] The amounts for Items in Force Growth are not disclosed (ND) because they are established based on the three-year strategic plan, which is proprietary information, and disclosure of goals could cause competitive harm.

[2] The amounts for Transformative Growth are not disclosed (ND) because they are established on the three-year strategic plan, which is proprietary.

[3] The amounts for Inclusive Diversity and Equity are not disclosed (ND) because they are established on the three-year strategic plan, which is proprietary.

PSAs Granted in Last Three Performance Cycles

The following table shows the target number of PSAs granted to each of our named executives for the 2021-2023, 2022-2024 and 2023-2025 performance cycles.

PERFORMANCE CYCLE[1]

Named Executive	Target Number of PSAs for		
	2021-2023 Performance Cycle	2022-2024 Performance Cycle	2023-2025 Performance Cycle
Mr. Wilson	61,453	52,513	54,551
Mr. Merten	6,471	6,736	10,044
Mr. Dugenske	15,334	13,038	12,445
Mr. Gupta	9,961	8,562	9,300
Mr. Rizzo	13,090	11,328	12,445

[1] The actual number of PSAs that will vest will vary from 0% to 200% of the target PSAs based on Average Performance Net Income ROE, Relative TSR and Items in Force Growth (for awards granted in 2021 and 2022), Transformative Growth and Inclusive Diversity and Equity, for the applicable measurement period.

2024-2026 Performance Stock Award

2024-2026 PERFORMANCE STOCK AWARD METRICS

Average Performance Net Income ROE (50%)	Relative Percentile Rank TSR (40%)[1]	Inclusive Diversity and Equity (10%)

[1] The 25th percentile would result in a 50% payout. If greater than the 25th percentile, results would be interpolated.

For the 2024-2026 award, the Average Performance Net Income ROE and Relative TSR measures are calculated, respectively, as follows:

Performance Net Income[1]

Average for three years in the performance cycle

$\pm$

Catastrophe Losses

Adjusted to reflect a minimum or maximum amount of catastrophe losses

$\div$

Adjusted Common Shareholders' Equity[2]

Average of common shareholders' equity excluding unrealized gains and losses, after tax, at December 2023, and at the end of each year in the performance cycle

$=$

Average Performance Net Income ROE

50% of PSA Performance Measure

Final Average Adjusted Close Price[3]

$-$

Initial Average Adjusted Stock Price[4]

Initial Average Adjusted Stock Price[4]

$=$

Total Shareholder Return (TSR)

$>$

Relative TSR

TSR is ranked relative to 13 peer companies (including Allstate)[5]

40% of PSA Performance Measure

[1] Performance Net Income is defined on **pages 101-103**.

[2] Adjusted Common Shareholders' Equity is defined on **page 103**.

[3] Final Average Adjusted Close Price is the average Adjusted Close Price over the 20 trading days prior to and including the final day of the Performance Period.

[4] Initial Average Adjusted Stock Price is the average Adjusted Stock Price over the 20 trading days prior to the first day of the Performance Period.

[5] See **page 73** for information on these peer companies.

Compensation Decisions for 2023

4

Thomas J. Wilson

Chair, President, and Chief Executive Officer

Our Chair, President, and CEO is responsible for managing the company's strategic direction, operating results, organizational health, ethics and compliance, and corporate responsibility.

2023 Performance

Mr. Wilson's compensation reflects his responsibilities, experience and performance, peer company CEO compensation and compensation program design. An independent compensation consultant provides guidance to the committee on plan design and actual compensation in comparison to operating results and peers.

Mr. Wilson's performance as Chair, President, and CEO is assessed over one- and three- year periods under the following five categories:

Operating Results

- Excellent operating leadership in a volatile external environment.
- Executing on comprehensive auto profit improvement plan in response to inflation in loss costs including significant increases in insurance premiums.
- Improved underwriting performance and higher investment income generated favorable adjusted net income

Strategic Position

- Continued implementation of strategy to increase market share in personal property-liability and expand protection solutions offered to customers.
- Significant progress in implementing Transformative Growth, including roll-out of new Allstate brand auto product in seven states.
- Excellent results in expanding protection solutions through Allstate Protection Plans.

Leadership Team

- Talented, experienced and highly engaged senior leadership team with excellent collaboration to achieve strategic priorities.
- Successfully managed senior leadership development to ensure strong bench strength.
- Included in Top 250 Best Managed Companies by the Wall Street Journal/ Drucker Institute in 2023.

Corporate Stewardship

- Allstate recognized as "A Most Ethical Company" by Ethisphere for tenth consecutive year.
- Corporate reputation and leadership of sustainability initiatives are highly rated.
- Strong performance on Inclusive Diversity and Equity strategy.

Board Effectiveness

- Excellent ratings of governance practices, Board diversity and shareholder engagement. Over half of the Board is diverse.
- Engaged with shareholders holding nearly half of outstanding shares on governance issues three times each year. Received positive feedback related to governance and compensation practices.

2023 Compensation

Weighting	Actual	Target	Outcome
8% Salary (Cash)	$1,385,000	N/A	N/A
13% Annual Incentive (Cash)	$2,077,500	300% of salary	50% of target
79% Long-Term Incentive Award (Equity)	$12,869,173[1]	900% of salary	100% of target

Salary (Cash)
The committee did not adjust Mr. Wilson's salary of $1,385,000.

Incentive Targets
Mr. Wilson's annual incentive targets did not change in 2023. Mr. Wilson's equity incentive target was increased in 2023. Mr. Wilson's annual incentive target was 300% of salary and his target equity incentive opportunity was 900% of salary (previously 775%).

Annual Incentive (Cash)
Mr. Wilson's target annual incentive payment of 300% of base salary with a maximum funding opportunity for the award pool of 200% of target was unchanged in 2023. The committee approved an annual cash incentive award of $2,077,500, which was 50% of the funding level given negative net income.

Long-Term Incentive Award (Equity)
In 2023, based on its assessment of Mr. Wilson's performance in delivering strong business results in 2022, his job scope, and market data, the committee granted him equity awards with a grant date fair value of $12,869,173, which was Mr. Wilson's target equity incentive award opportunity of 900% of salary due to progress made toward Transformative Growth goals.

[1] Reflects the accounting value of the equity award. This is higher than the closing price on the date of grant, which is used to calculate the number of performance-based shares awarded. See footnote 1 to the *Summary Compensation Table* on **page 89** for more details on the Monte Carlo valuation.

Jesse Merten

Executive Vice President and Chief Financial Officer

Mr. Merten has primary responsibility for the management of the company's overall financial condition, system of internal controls, capital allocation, financial reporting, investor relations, acquisitions and divestitures, capital market transactions, discontinued operations and data and analytics.

2023 Performance and Compensation

In 2023, Mr. Merten's annual performance was evaluated on four criteria: overall corporate results, area of responsibility results, developing and implementing long-term strategy and corporate leadership. Compensation was below target funding with no discretion applied.

- The annual incentive plan funded at 100% based on overall corporate results, which was reduced by 50% due to negative net income, resulting in an award of 50%.
- Successfully led Transformative Growth cost reduction initiatives resulting in significant cost savings.
- Successfully managed enterprise capital position.

2023 Compensation

Weighting		Actual	Target	Outcome
21%	**Salary (Cash)**	$765,000	N/A	N/A
13%	**Annual Incentive (Cash)**	$478,125	125% of salary	50% of target
66%	**Long-Term Incentive Award (Equity)**	$2,369,463[1]	300% of salary	100% of target

Salary (Cash)
The committee did not adjust Mr. Merten's salary of $765,000.

Incentive Targets
Mr. Merten's annual incentive targets did not change in 2023. Mr. Merten's annual incentive target was 125% of salary and his target equity incentive was 300% of salary.

Annual Incentive (Cash)
The committee approved an annual cash incentive award of $478,125 for Mr. Merten, which was 50% of target funding level.

Long-Term Incentive Award (Equity)
In 2023, based on its assessment of Mr. Merten's performance in delivering strong business results in 2022, his job scope and added responsibilities, and market data, the committee granted him equity awards with a grant date fair value of $2,369,463, which was Mr. Merten's target equity incentive award.

[1] Reflects the accounting value of the equity award. This is higher than the closing price on the date of grant, which is used to calculate the number of performance-based shares awarded. See footnote 1 to the *Summary Compensation Table* on **page 89** for more details on the Monte Carlo valuation.

John Dugenske

President, Investments and Corporate Strategy

Mr. Dugenske is responsible for the company's investment portfolio and corporate strategy.

2023 Performance and Compensation

In 2023, Mr. Dugenske's performance was assessed based on four criteria: overall corporate results, area of responsibility results, developing and implementing long-term strategy and corporate leadership. Compensation was below target funding with no discretion applied.

- The annual incentive plan funded at 100% based on overall corporate results, which was reduced by 50% due to negative net income, resulting in an award of 50%.
- Investment returns were better than benchmark reflecting proactive risk and return management and tactical asset allocation.
- Maximized risk adjusted returns through increased fixed income durations.

2023 Compensation

Weighting		Actual	Target	Outcome
19%	**Salary (Cash)**	$870,192	N/A	N/A
15%	**Annual Incentive (Cash)**	$653,014	150% of salary	50% of target
66%	**Long-Term Incentive Award (Equity)**	$2,935,920[1]	325% of salary	100% of target

Salary (Cash)
The committee approved an increase from $850,000 to $875,000 during 2023 based on evaluation of his performance, level of responsibility, experience and target compensation as compared to the peer group.

Incentive Targets
Mr. Dugenske's annual incentive targets did not change in 2023. Mr. Dugenske's annual incentive target was 150% of salary and his target equity incentive was 325% of salary.

Annual Incentive (Cash)
The committee approved an annual cash incentive award of $653,014 for Mr. Dugenske, which was 50% of target funding level.

Long-Term Incentive Award (Equity)
In 2023, based on its assessment of Mr. Dugenske's performance in delivering strong business results in 2022, his job scope, and market data, the committee granted him equity awards with a grant date fair value of $2,935,920, which was Mr. Dugenske's target equity incentive award.

Suren Gupta

President, Protection Products and Enterprise Services

Mr. Gupta leads Enterprise Services, including real estate and procurement solutions, and in 2023, assumed the role of President, Protection Products.

2023 Performance and Compensation

In 2023, Mr. Gupta's annual performance was evaluated on four criteria: overall corporate results, area of responsibility results, developing and implementing long-term strategy and corporate leadership. Compensation was below target funding with no discretion applied.

- The annual incentive plan funded at 100% based on overall corporate results, which was reduced by 50% due to negative net income, resulting in an award of 50%.
- Improved Allstate Technology operating performance and developed and deployed new property-liability operating ecosystem.
- Successfully transitioned to President, Protection Products and Enterprise Services.

2023 Compensation

Weighting		Actual	Target	Outcome
16%	Salary (Cash)	$745,192	N/A	N/A
7%	Annual Incentive (Cash)	$335,555	90% of salary	50% of target
77%	Long-Term Incentive Award (Equity)	$3,693,946[1]	250% of salary	196% of target

Salary (Cash)
The committee approved an increase from $725,000 to $750,000 during 2023 based on evaluation of his performance, level of responsibility, experience and target compensation compared to the peer group.

Incentive Targets
Mr. Gupta's annual incentive targets did not change in 2023. Mr. Gupta's annual incentive target was 90% of salary and his target equity incentive was 250% of salary.

Annual Incentive (Cash)
The committee approved an annual cash incentive award of $335,555 for Mr. Gupta, which was 50% of target funding level.

Long-Term Incentive Award (Equity)
In 2023, based on its assessment of Mr. Gupta's performance in delivering strong business results in 2022, his job scope, and market data, the committee granted him equity awards using the standard mix of options and PSAs, and also a special restricted stock unit award valued at $1,500,011, with an aggregate grant date fair value of $3,693,946.

[1] Reflects the accounting value of the equity award. This is higher than the closing price on the date of grant, which is used to calculate the number of performance-based shares awarded. See footnote 1 to the *Summary Compensation Table* on **page 89** for more details on the Monte Carlo valuation.

Mario Rizzo

President, Property-Liability

Mr. Rizzo leads the Property-Liability businesses, which comprise approximately 90% of Allstate's total insurance premiums and contract charges.

2023 Performance and Compensation

In 2023, Mr. Rizzo's annual performance was evaluated on four criteria: overall corporate results, area of responsibility results, developing and implementing long-term strategy and corporate leadership. Compensation was below target funding with no discretion applied.

- The annual incentive plan funded at 100% based on overall corporate results, which was reduced by 50% due to negative net income, resulting in an award of 50%.
- Executing comprehensive auto profitability improvement plan with significant rate increases and expense reductions.
- Continued progress on Transformative Growth initiatives through new products and cost reductions.

2023 Compensation

Weighting		Actual	Target	Outcome
19%	Salary (Cash)	$870,192	N/A	N/A
15%	Annual Incentive (Cash)	$653,014	150% of salary	50% of target
66%	Long-Term Incentive Award (Equity)	$2,935,920[1]	325% of salary	100% of target

Salary (Cash)
The committee approved an increase from $850,000 to $875,000 during 2023 based on Mr. Rizzo's change in role, evaluation of his performance, level of responsibility, experience and target compensation as compared to the peer group.

Incentive Targets
Mr. Rizzo's annual incentive and equity incentive targets did not change in 2023. Mr. Rizzo's annual incentive target was 150% of salary and his target equity incentive was 325% of salary.

Annual Incentive (Cash)
The committee approved an annual cash incentive award of $653,014 for Mr. Rizzo, which was 50% of target funding level.

Long-Term Incentive Award (Equity)
In 2023, based on its assessment of Mr. Rizzo's performance in delivering strong business results in 2022, his job scope, and market data, the committee granted him equity awards with a grant date fair value of $2,935,920, which was Mr. Rizzo's target equity incentive award.

Other Elements of Compensation ——————————— 5

To remain competitive with other employers and to attract, retain, and motivate highly talented executives and other employees, we offer the benefits listed in the following table.

Benefit or Perquisite	Named Executives	Other Officers and Certain Managers	All Full-time and Regular Part-time Employees
401(k)[1] and defined benefit pension	●	●	●
Supplemental retirement benefit	●	●	
Health and welfare benefits[2]	●	●	●
Supplemental long-term disability	●	●	
Deferred compensation	●	●	
Financial planning services[3]	●	●	
Perquisite allowance	●	●	
Personal use of aircraft, ground transportation, and mobile devices[4]	●	●	
Tickets to Allstate events[5]	●	●	●

[1] Allstate contributed 100% of the first 2% of eligible pay contributed plus 50% of the next 4% (up to 4% total).

[2] Including medical, dental, vision, life, accidental death and dismemberment, long-term disability, and group legal insurance. For named executives and other officers, Allstate offers an executive physical program.

[3] Financial planning services are available to senior executives.

[4] The Board encourages the CEO to use our corporate aircraft when it improves his efficiency in managing the company, even if it is for personal purposes. Personal usage is counted as taxable compensation. In limited circumstances approved by the CEO, other senior executives are permitted to use our corporate aircraft for personal purposes. In addition to, and separate from, the use of corporate aircraft for personal use, Mr. Wilson can utilize the company's arrangements with FlexJet and pay FlexJet for per hour costs at Allstate's rates. Ground transportation is available to senior executives. Mobile devices are available to senior executives, other officers, and certain managers and employees depending on their job responsibilities.

[5] Tickets to Allstate-sponsored events or the Allstate Arena are offered as recognition for service.

Retirement Benefits

Each named executive participates in two different defined benefit pension plans. The Allstate Retirement Plan (ARP) is a tax qualified defined benefit pension plan available to all of our regular full-time and part-time employees who meet certain age and service requirements. The ARP provides an assured retirement income based on an employee's level of compensation and length of service at no cost to the employee. As the ARP is a tax qualified plan, federal tax law limits (1) the amount of an individual's compensation that can be used to calculate plan benefits and (2) the total amount of benefits payable to a plan participant on an annual basis. For certain employees, these limits may result in a lower benefit under the ARP than would have been payable otherwise. Therefore, the Supplemental Retirement Income Plan (SRIP) is used to provide ARP-eligible employees whose compensation or benefit amount exceeds the federal limits with an additional defined benefit in an amount equal to what would have been payable under the ARP if the federal limits did not exist. Effective January 1, 2014, Allstate modified its defined benefit pension plans so that thereafter, all eligible employees earn pension benefits under a new cash balance formula.

Change in Control and Post-Termination Benefits

Consistent with our compensation objectives, we offer these benefits to attract, motivate, and retain executives. Change in control benefits and post-termination benefits are designed to maintain alignment between the interests of our executives and our shareholders in the event of a sale or merger of the company.

The following summarizes Allstate's change in control benefits for the executive officers:

- The amount of cash severance payable to the CEO and other named executive officers is **two times the sum of base salary and target annual incentive**.

- The CIC Plan does not include excise tax gross ups or a lump sum cash pension enhancement.

- In order to receive the cash severance benefits under the CIC Plan, a participant must have been terminated (other than for cause, death, or disability) or the participant must have terminated employment for good reason (such as adverse changes in the terms or conditions of employment, including a material reduction in base compensation, a material change in authority, duties, or responsibilities, or a material change in job location) within two years following a change in control.

- Long-term equity incentive awards vest on an accelerated basis due to a change in control only if the participant has been terminated (other than for cause, death, or disability) or the participant terminated employment for good reason (as defined above) within two years following a change in control.

The change in control and post-termination arrangements that are described in the *Potential Payments as a Result of Termination or Change in Control* section on **pages 98-99** are not provided exclusively to the named executives. A larger group of management employees is eligible to receive many of the post-termination benefits described in that section.

Compensation Governance Practices

Equity Ownership Requirements

Instituted in 1996, stock ownership requirements oblige each of the named executives to own Allstate common stock worth a multiple of base salary to link management and shareholders' interests. Senior executives, other than the CEO, are required to own Allstate common stock worth four times their base salary. The CEO's requirement is eight times his base salary. The below chart shows the salary multiple requirement and the equity holdings that count toward the requirement.

The current stock ownership requirements apply to 76 of our senior executives and other officers as of December 31, 2023, and require these executives to hold 75% of net shares received as a result of equity compensation awards until their salary multiple requirements are met.

STOCK OWNERSHIP AS MULTIPLE OF BASE SALARY AS OF DECEMBER 31, 2023

Named Executive	Stock Ownership		Vested in the Money Option Value (after-tax)
	Requirement	Actual	
Mr. Wilson	8	118.5	37.6
Mr. Merten	4	4.4	0.8
Mr. Dugenske	4	14.7	2.4
Mr. Gupta	4	19.4	11.3
Mr. Rizzo	4	9.9	4.7

✔ What Counts Toward the Requirement	✖ What Does Not Count Toward the Requirement
✔ Allstate shares owned personally and beneficially	✖ Unexercised stock options
✔ Shares held in the Allstate 401(k) Savings Plan	✖ Unvested performance stock awards
✔ Unvested restricted stock units	

Policies on Hedging and Pledging Securities

We have a policy that prohibits all officers, directors, and employees from engaging in transactions in securities issued by Allstate or any of its subsidiaries that might be considered speculative and engaging in derivative or other transactions designed to hedge or offset any decrease in market value of the securities held by them, such as selling short or buying or selling options, puts or calls, and entering into prepaid variable forward contracts, equity swaps or collars. We also have a policy that prohibits senior executives and directors from pledging Allstate securities as collateral for a loan or holding such securities in a margin account, unless an exception is granted by the Chair or Lead Director (or by the Lead Director in the case of a request by the Chair).

Clawback of Compensation

Equity awards granted beginning in 2020 and annual cash incentive awards for performance years beginning in 2020 are subject to clawback in accordance with the clawback policy approved by the committee. The clawback policy provides for the recovery of certain equity awards and annual cash incentive awards to executive officers and other executive vice presidents. If performance results are later subject to a downward adjustment as a result of a financial restatement required due to material noncompliance with financial reporting requirements, then the paid awards are recalculated with revised results with the compensation overpayment subject to clawback. The clawback policy also provides for the ability to recover equity and annual cash incentive awards in certain circumstances if an executive is terminated for improper conduct that leads to a material adverse impact on the reputation of, or a material adverse economic consequence for, the company.

Compensation Risk

Allstate's compensation policies and practices are reviewed by the chief risk officer and structured to reward employees for successfully executing the company's strategies and annual operating goals while adhering to our risk and return principles. Compensation plans provide a balanced mix of cash and equity through annual and long-term incentives that align with short- and long-term business goals. No one, regardless of eligibility, is guaranteed an award under the annual cash incentive program. Additionally, multiple performance measures are utilized that correlate with long-term shareholder value creation and diversify the risk associated with any single performance indicator.

Compensation Committee Report

The committee has reviewed and discussed with management the Compensation Discussion and Analysis contained on **pages 67-88** of this proxy statement. Based on such review and discussions, the committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

The Compensation and Human Capital Committee

Perry M. Traquina (Chair)   **Richard T. Hume**   **Margaret M. Keane**

Andrea Redmond   **Judith A. Sprieser**

Summary Compensation Table

The following table summarizes the compensation of the named executives for the last three fiscal years. However, for Messrs. Merten and Gupta, only the last two fiscal years are shown since this is their second year as a named executive.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)[3]	All Other Compensation ($)[4]	Total ($)	Total Without Change in Pension Value ($)[5]
Thomas J. Wilson Chair, President, and Chief Executive Officer	2023	1,385,000	—	7,883,165	4,986,008	2,077,500	—	156,284	16,487,957	16,487,957
	2022	1,385,000	—	6,868,175	4,293,494	2,389,125	—	69,207	15,005,001	15,005,001
	2021	1,378,943	—	6,335,804	4,304,994	6,286,039	697,929	63,211	19,066,920	18,368,991
Jesse Merten Executive Vice President and Chief Financial Officer	2023	765,000	—	1,451,458	918,005	478,125	65,351	26,970	3,704,909	3,639,558
	2022	594,178	—	905,628	556,708	346,233	22,648	25,760	2,451,155	2,428,507
John Dugenske President, Investments and Corporate Strategy	2023	870,192	—	1,798,427	1,137,493	653,014	89,737	26,760	4,575,623	4,485,886
	2022	844,808	—	1,705,240	1,065,994	729,077	86,745	25,760	4,457,624	4,370,879
	2021	816,539	—	1,580,935	1,074,195	1,861,129	68,382	25,160	5,426,340	5,357,958
Suren Gupta President, Protection Products and Enterprise Services	2023	745,192	—	2,843,954	849,992	335,555	83,579	45,230	4,903,502	4,819,923
	2022	720,673	—	1,119,824	699,998	373,163	63,711	37,510	3,014,879	2,951,168
Mario Rizzo President, Property-Liability	2023	870,192	—	1,798,427	1,137,493	653,014	239,380	27,460	4,725,966	4,486,586
	2022	793,750	—	1,490,699	928,419	603,665	—	26,250	3,842,783	3,842,783
	2021	748,616	—	1,349,579	917,031	1,478,500	—	25,790	4,519,516	4,519,516

[1] This amount reflects an accounting expense and does not correspond to actual value that will be realized by the named executives. The value of PSAs assumes target-level performance, which is the probable achievement level of the performance conditions. The number of PSAs granted in 2023 to each named executive is provided in the *Grants of Plan-Based Awards* table on **page 91**. The value of the PSAs granted in 2023 if maximum corporate performance were to be achieved is as follows: Mr. Wilson $13,118,588, Mr. Merten $2,415,411, Mr. Dugenske $2,992,811, Mr. Gupta $2,236,492, Mr. Rizzo $2,992,811 and the aggregate grant date fair value of PSAs granted in 2023, 2022, and 2021, is computed in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 718 (ASC 718). The fair value of PSAs that do not include a market-based condition is based on the final closing price of Allstate's common stock on the grant date, which reflects the payment of expected future dividends. The fair value of the PSA component with a market-based condition is measured on the grant date using a Monte Carlo simulation model. The market-based condition measures the company's TSR relative to the TSR of peer companies, expressed in terms of the company's TSR percentile rank among the peer companies, over a three calendar-year performance period. The Monte Carlo simulation model uses a risk-neutral framework to model future stock price movements based upon the risk-free rate of return at the time of grant, volatilities of the company and the peer companies, and expected term assumed to be equal to the remaining measurement period. The market value in part reflects the payment of expected future dividends.

For the year ended December 31, 2023, the 2023 PSA component with a market-based condition assumes a risk-free rate of 1.7%, volatility of 24.8%, average peer volatility of 29.9% and an expected term of 2.9 years. See Note 19 to our audited financial statements for 2023.

[2] The aggregate grant date fair value of option awards is computed in accordance with FASB ASC 718. The fair value of each option award is estimated on the grant date using a binomial lattice model and the assumptions (see Note 19 to our audited financial statements for 2023) as set forth in the following table:

	2023	2022	2021
Weighted average expected term	5.8 years	5.9 years	7.5 years
Expected volatility	20.0%-31.6%	19.8%-29.9%	16.5%-28.8%
Weighted average volatility	24.9%	23.2%	23.0%
Expected dividends	2.4%-3.3%	2.5%-3.0%	2.0%-3.0%
Weighted average expected dividends	2.6%	2.8%	3.1%
Risk-free rate	3.3%-5.6%	0%-4.8%	0%-1.7%

This amount reflects an accounting expense and does not correspond to actual value that will be realized by the named executives. The number of options granted in 2023 to each named executive is provided in the *Grants of Plan-Based Awards* table on **page 91**.

[3] Amounts reflect the aggregate increase in actuarial value of the pension benefits as set forth in the *Pension Benefits* table, accrued during 2023, 2022, and 2021. These are benefits under the Allstate Retirement Plan (ARP) and the Supplemental Retirement Income Plan (SRIP). Non-qualified deferred compensation earnings are not reflected since our Deferred Compensation Plan does not provide above-market earnings. The pension plan measurement date is December 31. (See Note 18 to our audited financial statements for 2023.) **For 2023, the change in pension value was negative $1,769,213 for Mr. Wilson.** For 2022, the change in pension value was negative $3,130,051 for Mr. Wilson and negative $726,008 for Mr. Rizzo. For 2021, the change in pension value was negative $35,112 for Mr. Rizzo. These negative numbers are not reflected in the amounts disclosed above.

The following table reflects the respective change in the actuarial value of the benefits provided to the named executives in 2023:

Name	ARP ($)	SRIP ($)
Mr. Wilson	(90,718)	(1,678,495)
Mr. Merten	20,697	44,654
Mr. Dugenske	15,962	73,775
Mr. Gupta	20,145	63,434
Mr. Rizzo	106,740	132,640

Interest rates and other assumptions can have a significant impact on the change in pension value from one year to another.

[4] The following table describes the incremental cost of other benefits provided in 2023 that are included in the "All Other Compensation" column.

Name	Personal Use of Aircraft[a] ($)	401(k) Match[b] ($)	Other[c] ($)	Total All Other Compensation ($)
Mr. Wilson	128,604	13,200	14,480	156,284
Mr. Merten	—	13,200	13,770	26,970
Mr. Dugenske	—	13,200	13,560	26,760
Mr. Gupta	—	13,200	32,030	45,230
Mr. Rizzo	—	13,200	14,260	27,460

[a] When applicable, the amount reported for personal use of aircraft is based on the incremental cost method, which is calculated based on Allstate's average variable costs per flight hour. Variable costs include fuel, maintenance, on-board catering, landing/ramp fees, and other miscellaneous variable costs. The total annual variable costs are divided by the annual number of flight hours flown by the aircraft to derive an average variable cost per flight hour. This average variable cost per flight hour is then multiplied by the flight hours flown for personal use to derive the incremental cost. This method of calculating the incremental cost excludes fixed costs that do not change based on usage, such as pilots' and other employees' salaries, costs incurred in purchasing the aircraft, and non-trip-related hangar expenses. Separate from the use of corporate aircraft for personal use, Mr. Wilson may utilize the company's arrangements with FlexJet and pays FlexJet directly for costs upon use.

[b] Each of the named executives participated in our 401(k) plan during 2023. The amount shown is the amount allocated to their accounts as employer matching contributions.

[c] "Other" consists of personal benefits and perquisites related to mobile devices, financial planning, ground transportation, executive physical related items and supplemental long-term disability coverage. There were no incremental costs for the use of mobile devices or executive physical related items. We provide supplemental long-term disability coverage to all regular full- and part-time employees who participate in the long-term disability plan and whose annual earnings exceed the level that produces the maximum monthly benefit provided by the long-term disability plan. This coverage is self-insured (funded and paid for by Allstate when obligations are incurred). No obligations for the named executives were incurred in 2023, and therefore, no incremental cost is reflected in the table.

[5] We have included an additional column to show total compensation minus the change in pension value. The amounts reported in this column may differ substantially from, and are not a substitute for, the amounts reported in the "Total" column required under SEC rules. The change in pension value is subject to several external variables, including interest rates, that are not related to company or individual performance and may differ significantly based on the formula under which the benefits were earned.

Grants of Plan-Based Awards at Fiscal Year-end 2023

The following table provides information about awards granted to our named executives during fiscal year 2023.

Name	Grant Date	Plan Awards[1]	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards[3]			All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)[4]	All Other Stock Awards: number of shares of stock or units (#)	Grant Date Fair Value ($)[5]	
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				Stock Awards	Option Awards
Mr. Wilson		Annual cash incentive	2,077,500	4,155,000	10,000,000								
	2/16/2023	PSAs				0	54,551	109,102				7,883,165	
	2/16/2023	Stock options							157,835	137.10			4,986,008
Mr. Merten		Annual cash incentive	478,125	956,250	3,825,000								
	2/16/2023	PSAs				0	10,044	20,088				1,451,458	
	2/16/2023	Stock options							29,060	137.10			918,005
Mr. Dugenske		Annual cash incentive	653,014	1,306,028	5,224,110								
	2/16/2023	PSAs				0	12,445	24,890				1,798,427	
	2/16/2023	Stock options							36,008	137.10			1,137,493
Mr. Gupta		Annual cash incentive	335,555	671,109	2,684,437								
	2/16/2023	PSAs				0	9,300	18,600				1,343,943	
	2/16/2023	Stock options							26,907	137.10			849,992
	9/6/2023	RSUs									13,898	1,500,011	
Mr. Rizzo		Annual cash incentive	653,014	1,306,028	5,224,110								
	2/16/2023	PSAs				0	12,445	24,890				1,798,427	
	2/16/2023	Stock options							36,008	137.10			1,137,493

[1] Awards granted under the Annual Executive Incentive Plan and the 2019 Equity Incentive Plan. An explanation of the amount of salary and bonus in proportion to total compensation can be found under the *Compensation Elements* and *Compensation Decisions for 2023* captions on **pages 74 and 83-85**.

[2] The amounts in these columns consist of the threshold, target, and maximum annual cash incentive awards for the named executives. The threshold amount for each named executive is 50% of target, as the minimum amount payable (subject to individual performance) if threshold performance is achieved. If the threshold is not achieved, the payment to the named executives would be zero. The target amount is based upon achievement of the performance measures listed under the *Annual Cash Incentive Awards* caption on **page 75**. The maximum amount is equal to 200% of target plus an additional individual performance factor of 200% of plan funding to recognize extraordinary performance, subject to the maximum of $10 million that may be paid to any participant for any fiscal year under the Annual Executive Incentive Plan. For a description of the ranges of performance established by the committee for the 2023 annual incentive, see **page 78**.

[3] The amounts shown in these columns reflect the threshold, target, and maximum PSAs for the named executives. The threshold amount for each named executive is 0% payout. The target and maximum amounts are based upon achievement of the performance measures listed under the *PSA Ranges of Performance* caption on **page 81**.

[4] The exercise price of each option is equal to the closing sale price on the NYSE on the grant date or, if there was no such sale on the grant date, then on the last previous day on which there was a sale.

[5] Related to the February 16, 2023 grants, the aggregate grant date fair value of the PSAs was $144.51 and for stock option awards was $31.59. Related to the September 6, 2023 grant for Mr. Gupta, the aggregate grant date fair value of the RSUs was $107.93. Aggregate grant date fair value is computed in accordance with FASB ASC 718. The assumptions used in the valuation are discussed in footnotes 1 and 2 to the *Summary Compensation* Table on **page 89.**

Performance Stock Awards ("PSAs")

PSAs represent our promise to transfer shares of common stock in the future if certain performance measures are met. For the awards granted in 2023, the actual number of PSAs that vest will vary from 0% to 200% of target PSAs based on Average Performance Net Income ROE (50%), Relative TSR (30%), Transformative Growth (10%) and Inclusive Diversity and Equity (10%) results for a three-year measurement period. For a definition of how those measures are calculated, see **pages 79-82**. Vested PSAs will be converted into shares of Allstate common stock and dividend equivalents accrued on these shares will be paid in cash. No dividend equivalents will be paid prior to vesting. PSAs will vest following the end of the three-year performance cycle if the performance conditions are met, subject to continued employment (other than in the event of death, disability, retirement, or a qualifying termination following a change in control).

Stock Options

Stock Options represent an opportunity to buy shares of Allstate common stock at a fixed exercise price at a future date. Stock Options align the interests of executives with long-term shareholder value since the stock price must appreciate from the grant date for the executives to earn compensation.

Under our shareholder-approved equity incentive plan, the exercise price cannot be less than the closing price of a share on the grant date. Stock option repricing is not permitted.

All Stock Option awards have been made in the form of non-qualified stock options. The options granted to the named executives become exercisable over three years. One-third of the stock options become exercisable on the anniversary of the grant date for each of the three years subject to continued employment through each anniversary date, except in the event of retirement, death, disability or a qualifying termination following change in control. All of the options expire ten years from the grant date, unless an earlier date has been approved by the committee in connection with certain change in control situations or other special circumstances such as termination, death, or disability.

Outstanding Equity Awards at Fiscal Year-end 2023

The following table summarizes the outstanding equity awards of the named executives as of December 31, 2023.

Name	Option Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)[2]	Number of Securities Underlying Unexercised Options Unexercisable (#)[2]	Option Exercise Price ($)	Option Expiration Date	Stock Award Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)[3]	Market Value of Shares or Units of Stock That Have Not Vested ($)[4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)[5]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)[4]
		Option Awards[1]				Stock Awards				
Mr. Wilson	02/18/2015	294,494		70.71	02/18/2025					
	02/11/2016	295,324		62.32	02/11/2026					
	02/09/2017	248,447		78.35	02/09/2027					
	02/22/2018	227,406		92.80	02/22/2028					
	02/08/2019	269,746		92.46	02/08/2029					
	02/19/2020	240,710		124.26	02/19/2030					
	02/18/2021	184,803	92,402	105.08	02/18/2031	02/18/2021	19,050	2,666,619		
	02/17/2022	68,215	136,432	122.64	02/17/2032	02/17/2022			105,026	14,701,539
	02/16/2023	—	157,835	137.10	02/16/2033	02/16/2023			109,102	15,272,098
Mr. Merten	01/04/2018	700		100.80	01/04/2028					
	02/19/2020	19,672		124.26	02/19/2030					
	02/18/2021	19,458	9,730	105.08	02/18/2031	02/18/2021	2,006	280,800		
	02/17/2022	7,626	15,253	122.64	02/17/2032	02/17/2022			11,742	1,643,645
	10/05/2022	867	1,735	133.00	10/05/2032	10/05/2022			1,730	242,165
	02/16/2023	—	29,060	137.10	02/16/2033	02/16/2023			20,088	2,811,918
Mr. Dugenske	02/08/2019	20,081		92.46	02/08/2029					
	02/19/2020	55,055		124.26	02/19/2030					
	02/18/2021	46,112	23,057	105.08	02/18/2031	02/18/2021	4,754	665,465		
	02/17/2022	16,936	33,874	122.64	02/17/2032	02/17/2022			26,076	3,650,118
	02/16/2023	—	36,008	137.10	02/16/2033	02/16/2023			24,890	3,484,102
Mr. Gupta	02/18/2015	45,775		70.71	02/18/2025					
	02/11/2016	48,400		62.32	02/11/2026					
	02/09/2017	41,408		78.35	02/09/2027					
	02/22/2018	38,732		92.80	02/22/2028					
	02/08/2019	42,838		92.46	02/08/2029					
	02/19/2020	36,066		124.26	02/19/2030					
	02/18/2021	29,956	14,978	105.08	02/18/2031	02/18/2021	3,088	432,258		
	02/17/2022	11,121	22,244	122.64	02/17/2032	02/17/2022			17,124	2,397,018
	02/16/2023	—	26,907	137.10	02/16/2033	02/16/2023			18,600	2,603,628
						09/06/2023	13,898	1,945,442		
Mr. Rizzo	02/22/2018	49,296		92.80	02/22/2028					
	02/08/2019	56,225		92.46	02/08/2029					
	02/19/2020	47,213		124.26	02/19/2030					
	02/18/2021	39,366	19,683	105.08	02/18/2031	02/18/2021	4,058	568,039		
	02/17/2022	14,299	28,599	122.64	02/17/2032	02/17/2022			22,016	3,081,800
	10/05/2022	321	643	133.00	10/05/2032	10/05/2022			640	89,587
	02/16/2023	—	36,008	137.10	02/16/2033	02/16/2023			24,890	3,484,102

[1] The options vest over three years: one-third will become exercisable on the anniversary of the grant date for each of the three years. The exercise price of each option is equal to the closing price of Allstate's common stock on the grant date.

[2] The aggregate value and aggregate number of exercisable and unexercisable in-the-money options as of December 31, 2023, for each of the named executives are as follows:

Name	Exercisable		Unexercisable	
	Aggregate Number (#)	Aggregate Value ($)	Aggregate Number (#)	Aggregate Value ($)
Mr. Wilson	1,829,145	93,610,029	386,669	6,045,125
Mr. Merten	48,323	1,154,041	55,778	699,867
Mr. Dugenske	138,184	3,722,693	92,939	1,495,768
Mr. Gupta	294,296	15,149,851	64,129	985,935
Mr. Rizzo	206,720	7,363,844	84,933	1,291,035

[3] The PSAs vested in one installment on the third anniversary of the grant date, February 19, 2024.

[4] Amount is based on the closing price of our common stock of $139.98 on December 29, 2023.

[5] The PSAs vest in one installment on the third anniversary of the grant date. The number of shares that ultimately vest may range from 0 to 200% of the target depending on actual performance during the three-year performance period. For a description of the PSA program and the performance measures used, see **pages 79-82** and **page 92**. The number of PSAs reflected in this column for the 2022 and 2023 awards is the number of shares that would vest if the maximum level of performance is achieved. Final payouts under the PSAs will not be known until the respective performance period is completed.

Option Exercises and Stock Vested During 2023

The following table summarizes the options exercised by the named executives during 2023 and the PSAs or restricted stock units that vested during 2023.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Mr. Wilson	309,237	25,369,803	65,937	8,904,792
Mr. Merten	38,659	1,610,968	5,389	727,784
Mr. Dugenske	0	0	15,081	2,036,689
Mr. Gupta	20,241	1,716,842	9,879	1,334,159
Mr. Rizzo	0	0	12,933	1,746,602

[1] The dollar amount realized upon exercise of the option is determined based on the difference between the market price of the underlying securities at exercise and the exercise price of the options.

[2] The dollar amount realized upon vesting is determined based on the market value underlying the shares on the vesting date.

Retirement Benefits

The following table provides information about the pension plans in which the named executives participate. Each of the named executives participates in the Allstate Retirement Plan (ARP) and the Supplemental Retirement Income Plan (SRIP).

PENSION BENEFITS

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)[1][2]	Payments During Last Fiscal Year ($)
Mr. Wilson	ARP	30.8	1,309,144	0
	SRIP	30.8	19,018,002	0
Mr. Merten	ARP	12.0	104,187	0
	SRIP	12.0	207,304	0
Mr. Dugenske	ARP	6.8	58,682	0
	SRIP	6.8	388,336	0
Mr. Gupta	ARP	12.7	123,941	0
	SRIP	12.7	543,773	0
Mr. Rizzo	ARP	34.9	1,087,352	0
	SRIP	34.9	1,031,665	0

(1) These amounts are estimates and do not necessarily reflect the actual amounts that will be paid to the named executives, which will be known only at the time they become eligible for payment. The present value of the accumulated benefit was determined using the same measurement date (December 31, 2023) and material assumptions that we use for year-end financial reporting purposes, except that we made no assumptions for early termination, disability, or pre-retirement mortality. Other assumptions include the following:

- Retirement at the normal retirement age as defined in the plans (age 65), or immediately for participants over age 65 at the measurement date.
- Discount rate of 5.40%.

Other assumptions for the final average pay formula include the following:

- ARP benefits are assumed to be paid 80% as a lump sum, 10% as a life annuity, and 10% as a joint and survivor annuity.
- ARP and SRIP benefits are converted to a lump sum. For participants assumed to commence their benefits in 2024, the assumed lump-sum conversion interest rates are based on 100% of the average corporate bond segmented yield curve from August 2023. Specifically, the rates are 5.45% for the first 5 years, 5.52% for the next 15 years, and 5.43% thereafter. For participants assumed to commence their benefits after 2024, the lump-sum conversion interest rate is assumed to be equal to the discount rate of 5.40%.
- Lump-sum calculations were performed using the 2024 and estimated 2025 Internal Revenue Code Section 417(e)(3) mortality tables with a static projection from 2025 to each future year using the adjusted MP-2021 projection scale.
- Annuity calculations were performed using the Pri-2012 white-collar mortality table for healthy retirees projected generationally from 2012 with the MP-2021 projection scale.

Other assumptions for the cash balance formula include the following:

- ARP benefits are assumed to be paid as a lump sum.
- Accounts were projected to retirement using the actual interest crediting rate for ARP and SRIP for 2024, specifically the average 30-year Treasury rate from August 2023 of 4.28%. After 2024, accounts are projected using the spot 30-year Treasury rate as of December 31, 2023 of 4.03%.

See Note 18 to our audited financial statements for 2023 for additional information.

(2) The following table shows the lump-sum present value of the non-qualified pension benefits for each named executive earned through December 31, 2023, if the named executive's employment terminated on that date.

Name	Plan Name	Lump Sum Amount ($)
Mr. Wilson	SRIP	19,018,002
Mr. Merten	SRIP	253,301
Mr. Dugenske	SRIP	425,487
Mr. Gupta	SRIP	558,676
Mr. Rizzo	SRIP	1,110,038

The amount shown is based on the lump-sum methodology used by ARP and SRIP in 2024. The lump-sum conversion interest rates are based on 100% of the average corporate bond segmented yield curve from August 2023. Specifically, the rates are 5.45% for the first 5 years, 5.52% for the next 15 years, and 5.43% thereafter. The mortality table used for 2024 is the Internal Revenue Code Section 417(e)(3) mortality table for 2024.

Allstate Retirement Plan (ARP)

Contributions to the ARP are made entirely by Allstate and are paid into a trust fund from which benefits are paid. Before January 1, 2014, ARP participants earned benefits under one of two formulas (final average pay or cash balance) based on their date of hire or their choice at the time Allstate introduced the cash balance formula. In order to better align our pension benefits with market practices, provide future pension benefits more equitably to Allstate employees, and reduce costs, final average pay benefits were frozen as of December 31, 2013. As of January 1, 2014, all eligible participants earn benefits under a cash balance formula only.

Final Average Pay Formula — Frozen as of 12/31/13

Benefits under the final average pay formula were earned and are stated in the form of a straight life annuity payable at the normal retirement age of 65. Messrs. Rizzo and Wilson have earned final average pay benefits equal to the sum of a Base Benefit and an Additional Benefit. The Base Benefit equals 1.55% of the participant's average annual compensation, multiplied by credited service after 1988 through 2013. The Additional Benefit equals 0.65% of the amount of the participant's average annual compensation that exceeds the participant's covered compensation, multiplied by credited service after 1988 through 2013. Covered compensation is the average of the maximum annual salary taxable for Social Security over the 35-year period ending the year the participant would reach Social Security retirement age. Mr. Wilson is eligible for an unreduced retirement benefit since he remained in service past his normal retirement age of 65. Mr. Rizzo is eligible for a reduced early retirement benefit that would reduce his Base Benefit by 4.8% for each year of early payment before age 65 and his Additional Benefit by 8% for each year of early payment from age 62 to age 65 and 4% for each year of early payment from age 55 to age 62, prorated on a monthly basis based on age at the date payments begin.

Cash Balance Formula — For All Participants Beginning 1/1/14

All named executives earned benefits under the cash balance formula in 2023. Under this formula, participants receive pay credits while employed at Allstate, based on a percentage of eligible annual compensation and years of service, plus interest credits. Pay credits are allocated to a hypothetical account in an amount equal to 3% to 5% of eligible annual compensation, depending on years of vesting service. Interest credits are allocated to the hypothetical account based on the interest crediting rate in effect for that plan year as published by the Internal Revenue Service. The interest crediting rate is set annually and is currently based on the average yield for 30-year U.S. Treasury securities for August of the prior year.

Supplemental Retirement Income Plan (SRIP)

SRIP benefits are generally determined using a two-step process: (1) determine the amount that would be payable under the ARP formula(s) specified above if Internal Revenue Code limits did not apply, then (2) reduce the amount described in (1) by the amount actually payable under the applicable ARP formula(s). The normal retirement date under the SRIP is age 65. If eligible for early retirement under the ARP, the employee also is eligible for early retirement under the SRIP. SRIP benefits are not funded and are paid out of Allstate's general assets.

Credited Service

No additional service credit beyond service with Allstate or its predecessors is granted under the ARP or the SRIP to any of the named executives. Mr. Wilson has combined service with Allstate and its former parent company, Sears, Roebuck and Co., of 30.8 years. As a result, a portion of his retirement benefits will be paid from the Sears pension plan. Consistent with the pension benefits of other employees with Sears service who were employed by Allstate at the time of the spin-off from Sears in 1995, Mr. Wilson's final average pay pension benefits under the ARP and the SRIP are calculated as if he had worked his combined Sears-Allstate career with Allstate through December 31, 2013, and then are reduced by amounts earned under the Sears pension plan.

Eligible Compensation

Under both the ARP and SRIP, eligible compensation consists of salary, annual cash incentive awards, and certain other forms of compensation, but does not include long-term cash incentive awards or income related to equity awards. Compensation used to determine benefits under the ARP is limited in accordance with the Internal Revenue Code. For final average pay benefits, average annual compensation is the average compensation of the five highest consecutive calendar years within the last ten consecutive calendar years through 2013.

Payment Options

Payment options under the ARP include a lump sum, straight life annuity, and various survivor annuity options. The lump sum under the final average pay benefit is calculated in accordance with the applicable interest rate and mortality assumptions as required under the Internal Revenue Code. The lump-sum payment under the cash balance benefit is generally equal to a participant's account balance. Payments from the SRIP are paid in the form of a lump sum using the same interest rate and mortality assumptions used under the ARP.

Timing of Payments

Eligible employees are vested in the normal ARP and SRIP retirement benefits on the earlier of the completion of three years of service or upon reaching age 65.

Final average pay benefits are payable at age 65. A participant with final average pay benefits may be entitled to a reduced early retirement benefit on or after age 55 if he or she terminates employment after completing 20 or more years of vesting service.

A participant earning cash balance benefits who terminates employment with at least three years of vesting service is entitled to a lump sum benefit equal to his or her cash balance account balance.

The following SRIP payment dates assume a retirement or termination date of December 31, 2023:

- Mr. Wilson's SRIP benefits earned prior to 2005 would become payable as early as January 1, 2024. Benefits earned after 2004 would be paid on July 1, 2024, or following death.
- Messrs. Dugenske's, Gupta's and Rizzo's SRIP benefits would be paid on July 1, 2024, or following death.
- Mr. Merten's SRIP benefits would be paid on January 1, 2030, or following death.

Non-Qualified Deferred Compensation at Fiscal Year-end 2023

The following table summarizes the non-qualified deferred compensation contributions, earnings, and account balances of our named executives in 2023. All amounts relate to The Allstate Corporation Deferred Compensation Plan.

Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)[2]	Aggregate Withdrawals/ Distributions in Last FY ($)	Aggregate Balance at Last FYE ($)[2]
Mr. Wilson	0	0	304,566	0	1,732,519
Mr. Merten	0	0	0	0	0
Mr. Dugenske	0	0	0	0	0
Mr. Gupta	0	0	0	0	0
Mr. Rizzo	382,812	0	399,582	0	3,365,378

[1] For Mr. Rizzo, Executive Contributions were previously reported in the Salary column for 2023 and the Non-Equity Incentive Plan Compensation column for 2022 in the Summary Compensation Table.

[2] Aggregate earnings were not included in the named executive's compensation in the last completed fiscal year in the Summary Compensation Table.

In order to remain competitive with other employers, we allow the named executives and other employees whose annual compensation exceeds the amount specified in the Internal Revenue Code ($330,000 in 2023), to defer under the Deferred Compensation Plan up to 80% of their salary and/or up to 100% of their annual cash incentive award that exceeds the Internal Revenue Code limit. Allstate does not match participant deferrals and does not guarantee a stated rate of return.

Deferrals under the Deferred Compensation Plan are credited with earnings or debited for losses based on the results of the notional investment option or options selected by the participants. The notional investment options available in 2023 under the Deferred Compensation Plan are: stable value, S&P 500, international equity, Russell 2000, mid-cap, and bond funds. Under the Deferred Compensation Plan, deferrals are not actually invested in these funds, but instead are credited with earnings or debited for losses based on the funds' investment returns. Because the rate of return is based on actual investment measures in our 401(k) plan, no above-market earnings are credited, recorded, or paid. Our Deferred Compensation Plan and 401(k) plan allow participants to change their investment elections daily, subject to certain trading restrictions.

The Deferred Compensation Plan is unfunded. This means that Allstate does not set aside funds for the plan in a trust or otherwise. Participants have only the rights of general unsecured creditors and may lose their balances in the event of the company's bankruptcy. Account balances are 100% vested at all times.

An irrevocable distribution election is required before making any deferrals into the Deferred Compensation Plan. Generally, a named executive may elect to begin receiving a distribution of his or her account balance immediately upon separation from service or in one of the first through fifth years after separation from service or, for amounts deferred on or after January 1, 2018, in the fifth year after separation from service. The earliest distribution date for deferrals made on or after January 1, 2005, and earnings and losses on these amounts, is six months following separation from service. The named executive may elect to receive payment in a lump sum or in annual cash installment payments over a period of two to ten years, or, for amounts deferred on or after January 1, 2018, over a period of up to five years. In addition, a named executive may elect an in-service withdrawal of his or her entire balance earned and vested prior to January 1, 2005, and earnings and losses on these amounts, subject to forfeiture of 10% of such balance. A named executive may also elect an in-service withdrawal of all or a portion of the deferrals he or she made on or after January 1, 2018, together with earnings and losses on those amounts. Upon proof of an unforeseen emergency, a plan participant may be allowed to access certain funds in a deferred compensation account earlier than the dates specified above.

Potential Payments as a Result of Termination or Change in Control ("CIC")

The following table lists the compensation and benefits that Allstate would generally provide to the named executives in various scenarios involving a termination of employment, other than compensation and benefits generally available to salaried employees. The table describes equity granting practices for the 2023 equity incentive awards. Relevant prior practices are described in the footnotes.

| Compensation Elements | Termination Scenarios | | | | |
	Termination[1]	Retirement	Termination due to Change in Control[2]	Death	Disability
Base Salary	Ceases immediately	Ceases immediately	Ceases immediately	Ceases immediately	Ceases immediately
Severance Pay	None	None	Lump sum is equal to two times salary and annual incentive at target[3]	None	None
Annual Incentive[4]	Forfeited	Prorated for the year and subject to discretionary adjustments[5]	Prorated at target (reduced by any amounts actually paid)	Prorated for the year and subject to discretionary adjustments	Prorated for the year and subject to discretionary adjustments
Stock Options[4][6]	Unvested are forfeited, vested expire at the earlier of three months or normal expiration	Awards granted more than 12 months before, and pro rata portion of award granted within 12 months of retirement, continue to vest. All expire at earlier of five years or normal expiration[7]	Awards vest upon qualifying termination after a CIC	Awards vest immediately and expire at earlier of two years or normal expiration	Awards vest immediately and expire at earlier of two years or normal expiration
Restricted Stock Units[4][6]	Forfeited	Awards granted more than 12 months before, and pro rata portion of awards granted within 12 months of retirement, continue to vest[7]	Awards vest upon qualifying termination after a CIC	Awards vest and are payable immediately	Awards vest and are payable immediately
Performance Stock Awards[4][6]	Forfeited	Awards granted more than 12 months before, and pro rata portion of awards granted within 12 months of retirement, continue to vest and are paid out based on actual performance[7]	Awards vest based on performance upon a qualifying termination after a CIC[8]	Awards vest and are payable immediately[9]	Awards vest and are payable immediately[9]
Non-Qualified Pension Benefits[10]	Distributions commence per plan	Distributions commence per plan	Immediately payable upon a CIC for Mr. Wilson; distributions commence per plan for other NEOs	Distributions commence per plan	Participant may request payment if age 50 or older

Compensation Elements	Termination Scenarios				
	Termination[1]	Retirement	Termination due to Change in Control[2]	Death	Disability
Deferred Compensation[11]	Distributions commence per participant election	Distributions commence per participant election	Immediately payable upon a CIC for Mr. Wilson; distributions commence per participant election for other participating NEOs	Payable within 90 days	Distributions commence per participant election
Health, Welfare and Other Benefits	None	None	Outplacement services provided; lump sum payment equal to additional cost of welfare benefits continuation coverage for 18 months[12]	None	Supplemental Long Term Disability benefits if enrolled in basic long-term disability plan

[1] Includes both voluntary and involuntary termination other than due to retirement, change in control, death or disability. Examples of involuntary termination independent of a change in control include performance-related terminations; terminations for employee dishonesty and violation of Allstate rules, regulations, or policies; and terminations resulting from lack of work, rearrangement of work, or reduction in force.

[2] In general, a change in control is one or more of the following events: (1) any person acquires 30% or more of the combined voting power of Allstate common stock within a 12-month period; (2) any person acquires more than 50% of the combined voting power of Allstate common stock; (3) certain changes are made to the composition of the Board; or (4) the consummation of a merger, reorganization, or similar transaction. These triggers were selected because any of these could cause a substantial change in management in a widely held company the size of Allstate. Effective upon a change in control, the named executives become subject to covenants prohibiting solicitation of employees, customers, and suppliers until one year after termination of employment. If a named executive incurs legal fees or other expenses in an effort to enforce the change in control plan, Allstate will reimburse the named executive for these expenses unless it is established by a court that the named executive had no reasonable basis for the claim or acted in bad faith.

[3] Under the change in control plan, severance benefits would be payable if a named executive's employment is terminated either by Allstate without cause or by the executive for good reason as defined in the plan during the two years following the change in control. Cause means the named executive has been convicted of a felony or other crime involving fraud or dishonesty, has willfully or intentionally breached the restrictive covenants in the change in control plan, has habitually neglected his or her duties, or has engaged in willful or reckless material misconduct in the performance of his or her duties. Good reason includes a material diminution in a named executive's base compensation, authority, duties, or responsibilities, or a material change in the geographic location where the named executive performs services.

[4] Named executives who receive an equity award or an annual cash incentive award after May 19, 2009, are subject to a non-solicitation covenant while they are employed and for the one-year period following termination of employment. If a named executive violates the non-solicitation covenant, to the extent permitted by applicable law, compensation provided to the named executive (including cancellation of outstanding awards or recovery of all or a portion of any gain realized upon vesting, settlement, or exercise of an award or recovery of all or a portion of any proceeds resulting from any disposition of shares received pursuant to an award) may be recovered if the vesting, settlement, or exercise of the award or the receipt of the sale proceeds occurred during the 12-month period prior to the violation.

[5] Retirement for purposes of the Annual Executive Incentive Plan is defined as termination on or after the date the named executive attains age 55 with at least 10 years of service or age 60 with five years of service.

[6] Named executives who receive an equity award on or after May 21, 2013, that remains subject to a period of restriction or other performance or vesting condition are subject to a non-compete provision for the one-year period following termination of employment. If a named executive violates the non-competition covenant, to the extent permitted by applicable law, any or all of the named executive's outstanding awards that remain subject to a period of restriction or other performance or vesting condition as of the date on which the named executive first violated the non-competition provision may be canceled.

[7] Retirement definitions and treatment for purposes of stock options, restricted stock units, and performance stock awards are as follows:

Definition	Normal Retirement: age 55 with 10 years of service or age 60 with at least five years of service
Treatment	• Unvested awards not granted within 12 months of retirement continue to vest.
	• Prorated portion of unvested awards granted within 12 months of the retirement date continue to vest.
	• Vested stock options expire at the earlier of five years from the date of retirement or the expiration date of the option.

[8] The committee will determine the number of PSAs that continue to vest based on actual performance up to the change in control.

[9] For open cycles, the payout is based on the target number of PSAs.

[10] See the *Retirement Benefits* section for further detail on non-qualified pension benefits and timing of payments.

[11] See the *Non-Qualified Deferred Compensation at Fiscal Year-end 2023* section for additional information on the Deferred Compensation Plan and distribution options available.

[12] If a named executive's employment is terminated due to death during the two years after the date of a change in control, the named executive's estate or beneficiary will be entitled to survivor and other benefits, including retiree medical coverage, if eligible, that are not less favorable than the most favorable benefits available to the estates or surviving families of peer executives of Allstate. In the event of termination due to disability during the two years after the date of a change in control, Allstate will pay disability and other benefits, including supplemental long-term disability benefits and retiree medical coverage, if eligible, that are not less favorable than the most favorable benefits available to disabled peer executives.

Estimate of Potential Payments Upon Termination[1]

The table below describes the value of compensation and benefits payable to each named executive upon termination that would exceed the compensation or benefits generally available to salaried employees in each termination scenario. The total column in the following table does not reflect compensation or benefits previously accrued or earned by the named executives, such as deferred compensation and non-qualified pension benefits. Benefits and payments are calculated assuming a December 31, 2023 employment termination date.

Name	Severance ($)	Annual Incentive Plan ($)[2]	Stock Options — Unvested and Accelerated ($)	Restricted Stock Units and Performance Stock Awards — Unvested and Accelerated ($)	Welfare Benefits and Outplacement Services ($)	Total ($)
Mr. Wilson						
Termination due to Retirement[3]	0	2,077,500	5,987,837	16,691,075	0	24,756,412
Termination due to Change in Control[4]	11,080,000[5]	4,155,000	6,045,125	17,653,438	66,405[6]	38,999,968
Death	0	2,077,500	6,045,125	17,653,438	0	25,776,063
Disability	0	2,077,500	6,045,125	17,653,438	0	25,776,063
Mr. Merten						
Termination due to Retirement[3]	0	0	0	0	0	0
Termination due to Change in Control[4]	3,442,500[5]	956,250	699,867	2,629,664	73,999[6]	7,802,280
Death	0	478,125	699,867	2,629,664	0	3,807,656
Disability	0	478,125	699,867	2,629,664	5,914,741[7]	9,722,397
Mr. Dugenske						
Termination due to Retirement[3]	0	0	0	0	0	0
Termination due to Change in Control[4]	4,375,000[5]	1,306,028	1,495,768	4,232,575	73,999[6]	11,483,370
Death	0	653,014	1,495,768	4,232,575	0	6,381,357
Disability	0	653,014	1,495,768	4,232,575	5,046,887[7]	11,428,244
Mr. Gupta						
Termination due to Retirement[3]	0	335,555	976,169	3,392,135	0	4,703,859
Termination due to Change in Control[4]	2,850,000[5]	671,109	985,935	4,878,023	66,405[6]	9,451,472
Death	0	335,555	985,935	4,878,023	0	6,199,513
Disability	0	335,555	985,935	4,878,023	1,191,272[7]	7,390,785
Mr. Rizzo						
Termination due to Retirement[3]	0	653,014	1,277,966	3,676,294	0	5,607,274
Termination due to Change in Control[4]	4,375,000[5]	1,306,028	1,291,035	3,895,783	66,355[6]	10,934,201
Death	0	653,014	1,291,035	3,895,783	0	5,839,832
Disability	0	653,014	1,291,035	3,895,783	0	5,839,832

[1] A "0" indicates either there is no amount payable to the named executive, or the amount payable is the same for both the named executives and all salaried employees.

[2] The 2023 annual incentive plan payment is payable to all named executives as a result of death or disability. In addition, it is payable to Messrs. Wilson, Gupta and Rizzo in the event of retirement. The amount listed for the annual incentive plan payment upon termination due to a change in control is shown at target as defined in the CIC Plan.

[3] As of December 31, 2023, Messrs. Wilson, Gupta and Rizzo are eligible to retire in accordance with Allstate's policy and the terms of its equity and annual incentive compensation and benefit plans.

[4] The values in this change in control row represent amounts paid if both the change in control and qualifying termination occur on December 31, 2023. PSAs are paid out based on actual performance; for purposes of this table, the 2021-2023 cycle is shown at 31% of target and the 2022-2024 and 2023-2025 cycles are reflected at target.

Equity awards do not accelerate in the event of a change in control unless also accompanied by a qualifying termination of employment. A change in control also would accelerate the distribution of deferred compensation and SRIP benefits for Messrs. Wilson, Gupta and Rizzo; deferred compensation and SRIP benefits for the other NEOs are distributed in accordance with the applicable plan terms and participant elections. Please see the Non-Qualified Deferred Compensation at Fiscal Year-end 2023 table and footnote 2 to the Pension Benefits table in the Retirement Benefits section for details regarding the applicable amounts for each named executive.

[5] Represents two times the sum of base salary and target annual incentive.

[6] The Welfare Benefits and Outplacement Services amount includes the cost to provide certain welfare benefits to the named executive and family during the period the named executive is eligible for continuation coverage under applicable law. The amount shown reflects Allstate's costs for these benefits or programs assuming an 18-month continuation period. The value of outplacement services is $50,000 for each named executive.

[7] The named executives who participate in the long-term disability plan are eligible to participate in Allstate's supplemental long-term disability plan for employees whose annual earnings exceed the level that produces the maximum monthly benefit provided by the long-term disability plan (basic plan). The monthly benefit is equal to 60% of the named executive's qualified annual earnings divided by twelve and rounded to the nearest $100, reduced by $7,500, which is the maximum monthly benefit payment that can be received under the basic plan. The amount reflected assumes the named executive remains totally disabled until age 65 and represents the present value of the monthly benefit payable until age 65.

Performance Measures for 2023

The following pages contain descriptions of the performance measures used for executive incentive compensation. They were developed uniquely for incentive compensation purposes, are non-GAAP measures and are not reported in our financial statements. The committee has approved the use of non-GAAP measures when appropriate to drive executive focus on particular strategic, operational, or financial factors, or to exclude factors over which our executives have little influence or control. The committee monitors compensation estimates during the year based on actual performance on these measures, and the internal audit department reviews the final results.

Performance Net Income: This measure is calculated uniquely for annual cash incentive awards and each PSA performance cycle. For each plan, Performance Net Income is equal to net income applicable to common shareholders as reported in The Allstate Corporation Annual Report on Form 10-K adjusted for the after-tax effect of the items indicated below:

✔ Indicates adjustments to Net Income	Annual Cash Incentive Awards	Performance Stock Awards[1]
Net income applicable to common shareholders, excluding:		
Net gains and losses on investments and derivatives	✔	✔
Income or loss from discontinued operations		✔
Pension and other postretirement remeasurement gains and losses	✔	✔
Business combination expenses and the amortization or impairment of purchased intangibles	✔	✔
Gain or loss on disposition	✔	✔
Other significant non-recurring, infrequent or unusual items, when the nature of the charge or gain is such that it is reasonably unlikely to recur within two years or there has been no similar charge or gain within the prior two years	✔	✔
Adjusted Net Income subtotal (See Appendix A)		
Restructuring and related charges	✔	✔
Run-off Property-Liability segment	✔	✔
Effects of acquiring and selling businesses in excess of $20 million after-tax		✔
Adjustments to be consistent with financial reporting used in establishing the measure for items exceeding $20 million after-tax		✔
Adjustments for other significant, non-recurring, infrequent or unusual items for items exceeding $20 million after-tax		✔
Adjustment to exclude income associated with parent holding company level deployable assets in excess of $2 billion[2]		✔
Adjustments for foreign exchange rate used in establishing the measure[2]	✔	✔
Performance Net Income before adjustment for volatile items[3]		
Adjustment for after-tax volatile items	Adjusted to include minimum or maximum amount of after-tax catastrophe losses and income from performance-based ("PB") investments	Three-year average adjusted to include a minimum or maximum amount of after-tax catastrophe losses

[1] Performance Net Income ROE is a performance measure for the 2021-2023, 2022-2024, 2023-2025 and 2024-2026 performance cycles. The 2022-2024, 2023-2025, and 2024-2026 performance cycles do not qualify for final measurement as of December 31, 2023; the items checked above and after-tax volatile items indicate items that by definition may impact the final measurement when the three-year cycle and final measurement is completed.

[2] There are no adjustments for the 2024-2026 performance cycle for these items.

[3] Volatile items include catastrophe losses and income from performance-based investments ("PB income") depending on the measure.

Annual Cash Incentive Award Performance Measures for 2023

- **Total Premiums:** This measure is used to assess growth within the Allstate Protection, Protection Services, and Allstate Health & Benefits businesses. It is equal to the sum of Allstate Protection and Protection Services premiums written and Allstate Health & Benefits premiums and contract charges as described below. Premiums written is equal to the Allstate Protection and Protection Services net premiums written as reported in management's discussion and analysis in The Allstate Corporation Annual Report on Form 10-K.

  Premiums and contract charges are equal to accident and health insurance premiums and contract charges reported in the consolidated statement of operations in The Allstate Corporation Annual Report on Form 10-K.

  Total Premiums is subject to adjustment for the following individual items to the extent they exceed $30 million: adjustments to be consistent with financial reporting and foreign exchange rates used in establishing the measure and adjustments to exclude the effects of acquiring and selling businesses.

  In 2023, Reported Total Premiums of $54,856 million was adjusted by $107 million to be consistent with foreign exchange rates used in establishing the measure for Total Premiums of $54,963 million.

- **Performance Net Income:** In 2023, Performance Net Income was $1,122 million compared to reported Adjusted Net Income* of $251 million, a difference of $871 million. It was adjusted to reflect a maximum amount of after-tax catastrophe losses and income from PB investments, to remove the impacts of the underwriting loss of run-off Property-Liability segment and restructuring and related charges, to be consistent with foreign exchange rates used in establishing the measure.

- **Net Investment Income:** This measure is used to assess the financial operating performance provided from investments. Net investment income and net gains and losses on investments and derivatives on PB investments, as reported in the consolidated statement of operations, are adjusted to include a minimum or maximum amount of PB income if the actual amounts are less than or exceed those amounts, respectively. Net Investment Income is also subject to adjustments to be consistent with the financial reporting and foreign exchange rates used in establishing the measure and to exclude the effects of acquiring and selling businesses in excess of a threshold.

  In 2023, an adjustment was made to reflect the impact of foreign exchange rates used in establishing the measure, resulting in Net Investment Income of $2,535 million, compared to reported net investment income of $2,530 million, including net gains and losses on investments and derivatives on PB investments.

Performance Stock Award Performance Measures for the 2021-2023, 2022-2024, 2023-2025, and 2024-2026 Performance Cycles

MEASUREMENTS AND WEIGHTINGS	**PSAs granted in 2021 and 2022**	**PSAs granted in 2023**	**PSAs granted in 2024**
	50% Average Performance Net Income ROE	**50%** Average Performance Net Income ROE	**50%** Average Performance Net Income ROE
	30% Relative TSR	**30%** Relative TSR	**40%** Relative TSR
	20% Items in Force Growth	**10%** Transformative Growth	**10%** Inclusive Diversity and Equity
		10% Inclusive Diversity and Equity	

* Measures used in this proxy statement that are not based on generally accepted accounting principles ("non-GAAP") are denoted with an asterisk (*). For definitions of these terms, please see the definitions of non-GAAP measures on **pages 119-121** of our 2024 Proxy Statement.

- **Three-Year Average Performance Net Income Return on Equity:** This is calculated as the ratio of Average Performance Net Income subject to certain adjustments for each of the three years in the performance cycle, divided by the average of Adjusted Common Shareholders' Equity at December 31 of the year-end immediately preceding the period and at the end of each year in the three-year period. It is subject to certain adjustments and excludes total unrealized net capital gains and losses. Performance cycles for 2021-2023, 2022-2024 and 2023-2025 exclude parent holding company level deployable assets in excess of $2 billion and require positive net income in order for executives to earn PSAs for Average Performance Net Income ROE above target, subject to certain adjustments.

- **Relative Total Shareholder Return:** This is the company's Total Shareholder Return ("TSR") relative to the TSR of other peer companies, expressed in terms of the company's TSR percentile rank among the peer companies. Peer companies for the applicable performance cycles are included in the table below (in addition to The Allstate Corporation). TSR is determined by dividing (i) the average Adjusted Close Price of the applicable company's stock or applicable index's price over the 20 trading days prior to and including the final day of the performance period ("Final Average Adjusted Close Price") minus the average Adjusted Close Price of the applicable company's stock or applicable index's price over the 20 trading days prior to the first day of the performance period ("Initial Average Adjusted Close Price") by (ii) the Initial Average Adjusted Close Price. In calculating TSR, all dividends are assumed to have been reinvested on the ex-dividend date.

Company/Index	2021-2023, 2022-2024 and 2023-2025 Performance Cycles	2024-2026 Performance Cycle[1]
American Financial Group Inc.	✔	✔
American International Group Inc.	✔	✔
Chubb Limited	✔	✔
Cincinnati Financial Corporation	✔	✔
CNA Financial Corporation	✔	✔
Kemper Corporation		✔
Selective Insurance Group		✔
S&P 500 Financial Index	✔	
S&P 500 Index	✔	
The Hanover Insurance Group		✔
The Hartford Financial Services Group Inc.	✔	✔
The Progressive Corporation	✔	✔
The Travelers Companies Inc.	✔	✔
W. R. Berkley Corporation	✔	✔

[1] S&P Indices were removed in 2024. Allstate added three new peers with similar insurance businesses.

- **Items in Force Growth:** This is used to assess progress against Allstate's Transformative Growth strategy and growth within the Allstate business segments. It represents the number of policies in force. Policy counts are based on items rather than customers. The measure is calculated as the compound annual growth rate of items in force at the beginning and at the end of the three-year performance period.

- **Transformative Growth:** This is used to assess progress against Allstate's Transformative Growth strategy, including the Affordable, Simple, Connected (ASC) roll-out (50% weighting) and improvement of the Lowest Price Index (LPI) (50% weighting). Measurement of the ASC roll-out component is based on the percentage of Allstate Brand standard auto quotes on an ASC product at the end of the performance period. Measurement of the LPI component is based on improvement in auto LPI market data points at FYE 2025 relative to FYE 2023 across ten states.

- **Inclusive Diversity and Equity:** This is used to assess progress against Allstate's IDE strategies, including increasing female and racially and/or ethnically diverse representation within management. Threshold is established at current representation with improving historical trends for target. This quantitative measurement is consistent with the long-term nature of the company's IDE strategy.

CEO Pay Ratio

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are providing information about the relationship of the annual total compensation of our employees to the annual total compensation of Mr. Wilson, our CEO. This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules.

To calculate the 2023 CEO pay ratio, we used the same median compensated employee that we used for purposes of calculating the CEO pay ratio for 2022, as there has been no meaningful change in our employee population or employee compensation arrangements that we believe would significantly impact the CEO pay ratio.

- the annual total compensation of our median employee was $68,814; and
- the annual total compensation of our CEO, as reported in the Summary Compensation Table in this Proxy Statement, was $16,487,957.
- The ratio of the annual total compensation of Mr. Wilson to our median employee was 239:1.

In 2022, to calculate the ratio, we followed SEC permitted rules and used the following methodology and material assumptions, adjustments, and estimates:

- December 31, 2022 was selected as the determination date as it enabled us to choose a pay date that aligned across our enterprise.
- As of December 31, 2022, our U.S. and non-U.S. employee population consisted of approximately 54,500 full-time, part-time, seasonal and temporary employees. Employees in all countries were included in the calculation, with the exception of 1,058 employees in Australia, Japan, Malta, Bermuda, Norway, Belgium, and Mexico (15, 17, 2, 5, 2, 1, and 1,016 in each jurisdiction, respectively).
- The Allstate agent population was excluded since they are not employees of Allstate or its subsidiaries.
- Total cash (base salary plus incentive compensation) was selected as the most appropriate and consistently applied compensation measure to determine the median worker since equity awards are not broadly distributed.
- Employee compensation was measured using a twelve-month look-back period ending December 31, 2022.
- Permanent employees hired in 2022 that did not work for the entire period had their compensation adjusted as if they were employed for the entire twelve-month period.
- For non-U.S. employees, an annual average was used for each of the exchange rates.
- After identifying the median worker based on total cash compensation, annual total compensation was calculated for that person using the same methodology used for the named executives in the Summary Compensation Table on **page 89**.
- For 2023, after validating that the median compensated employee from 2022 was still an active employee, annual total compensation was recalculated for 2023. The median employee's annual total compensation was $68,814. The median employee was a claims analyst in the United States with total cash compensation of $68,814 and a change in pension value of $3,689.

The SEC rules for identifying the median of our employees and calculating the pay ratio allow companies to use a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect a company's employee population and compensation practices. For that reason, the pay ratio reported by other companies may not be comparable to the pay ratio reported above. Neither the committee nor management of the company used the pay ratio measure in making compensation decisions.

Pay Versus Performance Table

As required by the SEC rules and aligned with Item 402(v) of Regulation S-K, detail is provided in the pay versus performance table. The table represents the relationship between our Principal Executive Officer ("PEO") and Non-PEO NEOs compensation actually paid ("CAP") with respect to key financial performance measures of the company. For additional information regarding Allstate's pay for performance philosophy and how the company aligns NEO compensation, refer to the CD&A beginning on **page 67**.

| Year | Summary Compensation Table Total for PEO ($)[1] | Compensation Actually Paid to PEO ($)[2][3] | Average Summary Compensation Table Total for Non-PEO NEOs ($)[1] | Average Compensation Actually Paid to Non-PEO NEOs ($)[2][3] | Value of Initial Fixed $100 Investment Based On: | | Net Income ($ in millions) | Performance Net Income ($ in millions) |
					Total Shareholder Return ($)	Peer Group Total Shareholder Return ($)		
2023	$ 16,487,957	$ 8,025,133	$ 4,477,500	$ 2,968,301	$ 138	$ 158	$ (316)	$1,122
2022	$ 15,005,001	$ 30,035,131	$ 3,498,306	$ 4,852,665	$ 130	$ 149	$(1,416)	$ (426)
2021	$ 19,066,920	$ 27,585,626	$ 5,548,209	$ 7,666,840	$ 110	$ 131	$ 1,485	$3,689
2020	$ 21,126,386	$ 26,023,346	$ 5,228,904	$ 6,270,236	$ 100	$ 101	$ 5,461	$4,967

[1] The totals reflected align with the data reported in the Summary Compensation Table as shown on page 89. Mr. Wilson (Chair, President, and CEO) is represented as the Principal Executive Officer ("PEO") for each year reported. The Non-PEO NEO column represents Allstate's NEOs for each respective year. The employees included in Non-PEO NEOs for each year are noted below:

2023	2022	2021	2020
Jesse Merten	Mario Rizzo	Glenn Shapiro	Mario Rizzo
John Dugenske	Glenn Shapiro	Don Civgin	Glenn Shapiro
Suren Gupta	Don Civgin	John Dugenske	Don Civgin
Mario Rizzo	John Dugenske	Mario Rizzo	John Dugenske
	Jesse Merten		
	Suren Gupta		
	Bob Toohey		

[2] CAP has been calculated in accordance with Item 402(v) of Regulation S-K. The amounts do not reflect actual amount of compensation earned, realized, or received by the company NEOs. These amounts reflect the Summary Compensation Table Total with certain adjustments as described below. The calculation of CAP requires adjustments to amounts previously reported in the Summary Compensation Table for the years represented. The adjustments made to the PEO and Non-PEO NEOs to determine fair value for 2023 are noted in the table below.

| Compensation Actually Paid Component | | 2023 | | 2022 | | 2021 | | 2020 | |
		PEO	Non-PEO	PEO	Non-PEO	PEO	Non-PEO	PEO	Non-PEO
Summary Compensation Table (SCT) Total		$16,487,957	$ 4,477,500	$ 15,005,001	$ 3,498,306	$ 19,066,920	$ 5,548,209	$ 21,126,386	$ 5,228,904
Deduction:	SCT change in Actuarial Value of Pension Value	$ —	$ (119,512)	$ —	$ (51,781)	$ (697,929)	$ (65,931)	$ (3,116,842)	$ (189,278)
Deduction:	SCT Stock Award Amount	$(7,883,165)	$(1,973,067)	$ (6,868,175)	$(1,523,242)	$ (6,335,804)	$(1,617,742)	$ (7,312,094)	$(1,685,460)
Deduction:	SCT Option Award Amount	$(4,986,008)	$(1,010,746)	$ (4,293,494)	$ (871,876)	$ (4,304,994)	$(1,099,217)	$ (4,404,993)	$(1,015,376)
Addition:	Pension Service Cost	$ 161,803	$ 50,465	$ 235,050	$ 46,723	$ 238,310	$ 62,348	$ 217,343	$ 56,961
Addition:	Change in fair value, during the fiscal year, of unvested equity awards at the beginning of the fiscal year that vested during the fiscal year	$(2,085,752)	$ (344,544)	$ 3,039,030	$ 521,581	$ (454,767)	$ (110,761)	$ 3,712,366	$ 218,942
Addition:	Change in fair value, during the fiscal year, of unvested equity awards at the beginning of the fiscal year that remained unvested at year-end	$(7,028,704)	$(1,309,355)	$ 7,695,232	$ 1,338,444	$ 6,922,985	$ 1,592,057	$ 6,802,340	$ 1,581,275
Addition:	Fair value, at the end of the year, of equity awards granted during the fiscal year that remain unvested at year-end	$13,359,001	$ 3,197,559	$ 15,222,487	$ 2,083,563	$ 13,150,905	$ 3,357,877	$ 8,998,841	$ 2,074,267
Deduction:	Fair value of unvested equity awards at the beginning of the fiscal year that were forfeiture during the fiscal year	$ —	$ —	$ —	$ (189,054)	$ —	$ —	$ —	$ —
Compensation Actually Paid		**$ 8,025,133**	**$ 2,968,301**	**$30,035,131**	**$4,852,665**	**$27,585,626**	**$7,666,840**	**$26,023,346**	**$ 6,270,236**

[3] Our peer group used for the TSR calculation is the same as our compensation benchmarking peer group, as displayed in the CD&A on **page 73**. Our 2023 peer group has been modified from that which was utilized in our pay versus performance disclosure for 2022. Pursuant to SEC guidance, all peer TSR values in the Pay Versus Performance table have been calculated utilizing our 2023 peer group, and 2023 peer TSR utilizing the 2022 peer group is displayed below.

| Year | Value of Initial Fixed $100 Investment Based On: | |
	Total Shareholder Return ($)	Peer Group Total Shareholder Return ($)
2023	138	162
2022	130	149
2021	110	131
2020	100	101

Financial Measures: The Allstate executive compensation programs reflect the pay-for-performance culture and supports shareholder alignment while also incentivizing our executives as noted throughout the CD&A beginning on **page 67**. For the annual and long-term incentive programs, the committee uses performance measures that (1) align with the company's strategy, operating principles and priorities, and shareholder interest, (2) support the achievement of corporate goals, and (3) reflect the company's overall performance. The most important performance measures used to understand CAP with respect to company's performance for Allstate NEOs for this most recently completed fiscal year are as follows:

Performance Net Income (PNI)

Performance Net Income Return on Equity (PNI ROE)

Total Premiums

Relative Total Shareholder Return (TSR)

Relationship between CAP and Performance Measures in the Table: The following graphs provide a visual representation of the relationship between the CAP of our PEO and the average CAP of our Non-PEO NEOs as it relates to each financial measure noted in the pay versus performance table. The relationship between Allstate's TSR and our peer group TSR is reflected in the first graph – CAP vs Total Shareholder Return. Performance measure mix, timing of grants and outstanding vesting, share price volatility, and other factors impact CAP.

The majority of CAP to our NEOs is closely connected to long-term awards under the long-term incentive plan primarily driven by Performance Net Income and relative TSR. Over the last three years, external factors, including rising inflation, have impacted Performance Net Income while Allstate's relative TSR has remained strong. The graphs below demonstrate:

- From 2020 to 2021, CAP to our PEO increased 6% and average CAP to our non-PEO NEOs experienced a greater increase of 22%. In the same period our TSR increased from $100 to $110 (10%), while the net income measures fell. The continued increase in CAP as net income declined is a result of the fair value NEO long-term incentive awards which closely aligns to the TSR which increased over the same period. The decline in Performance Net Income is a result of higher insurance losses and unfavorable reserve re-estimates.
- From 2021 to 2022, CAP to our PEO increased by just below 9% and average CAP to our non-PEO NEOs experienced a decrease of nearly 37%. In the same period, our TSR increased from $110 to $130 (18%). Net income continued to decline. Allstate aggressively took actions to address the decreasing net income during this inflationary period, causing higher insurance losses and unfavorable reserve re-estimates, resulting in continued TSR increases.
- From 2022 to 2023, CAP to our PEO decreased by 73% and average CAP to our non-PEO NEOs decreased by roughly 36%. In the same period TSR continued to increase from $130 to $138 (6%). Although still negative, Net Income has improved greatly over 2022 results. Large decreases in CAP from 2022 to 2023 are primarily related to lower vesting value for 2021-2023 PSAs, decreased PSA values for outstanding cycles and relatively flat unvested option valuation changes in 2023 compared to significant increases in unvested option valuation changes during 2022.
- Allstate has seen continued growth in TSR from 2020 through 2023 with an aggregate growth rate of 38% while our peer group has slightly outpaced us at 56%.

For additional detail regarding Allstate's executive pay practices including incentive design and goal setting, compensation elements, compensation decisions, and governance practices see the CD&A beginning on **page 67**.

CAP vs Total Shareholder Return



CAP vs Net Income



CAP vs Performance Net Income



Audit committee matters





03 Ratification of Deloitte & Touche LLP as the Independent Registered Public Accountant for 2024



VOTING RECOMMENDATION:

The Board recommends a vote **FOR** ratification of Deloitte & Touche LLP for 2024.

What am I voting on?

We conduct a vote every year asking shareholders to ratify the appointment of the company's independent registered public accountant for the current year, who is Deloitte & Touche LLP (Deloitte) for 2024. While the vote is non-binding, the audit committee will consider the results as part of their evaluation of Deloitte.

Overview

- Independent firm with few ancillary services and reasonable fees
- Significant industry and financial reporting expertise
- The audit committee annually evaluates Deloitte & Touche LLP and determined that its retention continues to be in the best interests of Allstate and its shareholders

The audit committee has established strong practices to evaluate the qualifications, compensation, performance and independence of the company's independent registered public accounting firm, both on an ongoing basis throughout the year and through the completion of an annual evaluation. Additional information regarding the audit committee's duties and responsibilities is available in the committee's charter located under the Governance section of Allstate's investor relations website at www.allstateinvestors.com. Deloitte & Touche LLP has been Allstate's independent registered public accounting firm since Allstate became a publicly traded entity in 1993.

As a starting point for the annual evaluation, a survey of management and the audit committee is administered by Allstate's internal audit function, with participation of a Deloitte partner unaffiliated with the Allstate account. The survey assesses Allstate's general satisfaction with the quality and efficiency of the services provided. Results are reported to the audit committee, which discusses results with management.

The audit committee and the company's senior accounting and financial reporting leaders perform the annual evaluation of Deloitte utilizing key aspects of the external auditor evaluation tool developed by the Center for Audit Quality (CAQ). The evaluation includes review and discussion of the results of the firm's reports on its quality controls and external assessments, including results of inspections conducted by the Public Company Accounting Oversight Board (PCAOB).

While also evaluating and considering Deloitte's independence, the audit committee performed its annual assessment of Deloitte's performance as independent auditor. The audit committee assessed the performance of the Deloitte lead audit engagement partner and the audit team. The factors considered by the audit committee include:

- Quality of Deloitte's discussions and feedback sessions, including communications with the audit committee and management
- How effectively Deloitte maintained its independence, objectivity, and professional skepticism and employed independent judgment
- Depth of insurance industry and technical expertise and capability in handling the breadth and complexity of Allstate's operations and industry
- Professionalism and responsiveness
- Value from sharing industry insights, trends, and latest practices, including level and value of engagement provided by Deloitte National Office when needed
- Quality and efficiency of the work performed
- External data on audit quality and performance, including the results from the PCAOB assessment of Deloitte and its peer firms and Deloitte's responsiveness to those reports
- Reasonableness of fees, considering the size and complexity of Allstate and the resources necessary to perform a high-quality audit
- Knowledge of our operations, accounting policies and practices, and internal control over financial reporting
- Deloitte's tenure as Allstate's independent auditor and the firm's internal safeguards to maintain independence, the benefits of having a long-tenured auditor and the impact of changing auditors

The audit committee also recognizes the importance of maintaining the independence of our independent registered public accounting firm, both in fact and appearance, and has considered an auditor tenure limit. A rigorous review of Deloitte's capabilities, coupled with the comprehensive regulatory oversight structure in the United States led by the PCAOB, has mitigated the need for tenure requirements. The audit committee will periodically engage in a comprehensive process in which it makes a request for information (RFI) from multiple independent registered public accounting firms. This information enables the audit committee to evaluate whether to request for proposals (RFP) from these firms for further consideration of a change in its external auditor. The most recent RFI was performed in 2021 using criteria consistent with those set forth by the CAQ for purposes of evaluating external auditors. These include quality measures and controls, controls designed to maintain independence and objectivity, service model and approach, expertise, and diversity and equity practices. Ongoing monitoring of observable measures of these key criteria as well as the breadth of relationships with other large, alternative firms will continue to ensure viable options remain available if the committee determines it is in the best interests of the company to make a change.

The audit committee also oversees the mandatory, five-year rotation of audit partners, in accordance with SEC rules and approves Deloitte's lead engagement partner. The current lead engagement partner was appointed beginning with the fiscal year 2022 audit. The process for selection of the lead engagement partner involves the screening of qualified candidates, followed by interviews with the audit committee chair and management.

The audit committee has also adopted a policy regarding the pre-approval of all audit and permissible non-audit services provided by the independent registered public accounting firm. The policy identifies the basic principles that must be considered by the audit committee in approving services to ensure that the registered public accounting firm's independence is not impaired, describes the type of audit, audit-related, tax and other services that may be provided, and lists the non-audit services that may not be performed. The independent registered public accounting firm or management submits to the audit committee detailed schedules with all of the proposed services within each category, together with the estimated fees. Each specific service requires approval before service can begin.

Prior to requesting approval from the audit committee, the registered public accounting firm and management consider and conclude that the services are permissible in that they: (1) do not place the registered public accounting firm in the position of auditing their own work, (2) do not result in the registered public accounting firm's personnel acting as management or an employee of Allstate, (3) do not place the registered public accounting firm in a position of being an advocate for Allstate, (4) do not create a mutual or conflicting interest between the registered public accounting firm and Allstate and (5) are not based on a contingent fee arrangement. The audit committee's policy delegates to the committee chair the authority to grant approvals, but the decisions of the committee chair must be reported to the audit committee at its next regularly scheduled meeting. All services provided by Deloitte in 2022 and 2023 were approved in accordance with this pre-approval policy.

> **The audit committee and the Board believe it is in the best interests of Allstate and its shareholders to continue to retain Deloitte as Allstate's independent registered public accounting firm.** Deloitte's performance in the most recent RFI assessment, as well as ongoing measurements of criteria such as quality measures and controls, controls designed to maintain independence and objectivity, service model and approach, expertise, and diversity and equity practices, ensures it will continue to provide excellent expertise and service. Deloitte's high quality audit work and accounting advice, deep institutional knowledge of the company's business and operations, accounting policies and financial systems, and internal control framework support continued utilization of their services.

The audit committee oversees and is ultimately responsible for the negotiation of audit fees associated with the retention of Deloitte. The following fees have been, or are anticipated to be, billed by Deloitte, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates, for professional services rendered to Allstate for the fiscal years ending December 31, 2022, and December 31, 2023.

	2022	2023
Audit fees[1]	$11,427,000	$11,766,000
Audit-related fees[2]	$ 1,335,000	$ 1,512,000
Tax fees[3]	$ 26,000	$ 103,000
All other fees[4]	$ —	$ 185,000
Total fees[5]	$12,788,000	$13,566,000

[1] Fees for audits of annual financial statements, reviews of quarterly financial statements, statutory audits, attest services, comfort letters, consents, and review of documents filed with the SEC. Prior year fees have been adjusted to reflect actual expenditures for the year.

[2] Audit-related fees relate to professional services, such as accounting consultations relating to new accounting standards and audits, Service Organization Controls audit reports and other attest services for non-consolidated affiliates (i.e., employee benefit plans, various trusts, etc.) and are set forth below.

	2022	2023
Audits and other attest services for non-consolidated entities	$ 315,000	$ 315,000
Other audit-related fees	$1,020,000	$1,197,000
Total audit-related fees	$1,335,000	$1,512,000

[3] Tax fees include income tax return preparation, compliance assistance, tax studies and research, and international tax planning.

[4] "All other fees" includes all fees paid that are not audit, audit-related, or tax services.

[5] Total fees for 2022 decreased due to the completion of a project under budget.

Representatives of Deloitte will be present at the 2024 Annual Meeting to respond to questions and may make a statement if they choose. If shareholders fail to ratify the appointment, the audit committee will reconsider the appointment, but no assurance can be given that the audit committee will be able to change the appointment while enabling timely completion of the 2024 audited financial statements.

Audit Committee Report

Deloitte & Touche LLP (Deloitte) was Allstate's independent registered public accountant for the year ended December 31, 2023.

The audit committee reviewed and discussed with management and the independent registered public accounting firm the audited financial statements for the fiscal year ended December 31, 2023, as well as management's assessment of the effectiveness of the company's internal control over financial reporting.

The committee discussed with Deloitte the matters required to be discussed by the applicable requirements of the PCAOB and the SEC. The committee received the written disclosures and letter from Deloitte that is required by applicable requirements of the PCAOB regarding Deloitte's communications with the committee concerning independence and has discussed with Deloitte its independence.

The audit committee met in periodic executive sessions with each of management, the internal auditor, and the independent registered public accounting firm to discuss the results of the examinations by the independent and internal auditors, their evaluations of internal controls, and the overall quality of the company's financial reporting, and other matters as appropriate.

Based on these reviews and discussions and other information considered by the committee in its judgment, the committee recommended to the Board of Directors that the audited financial statements be included in Allstate's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, for filing with the Securities and Exchange Commission, and furnished to shareholders with this Notice of Annual Meeting and Proxy Statement.

Kermit R. Crawford (CHAIR)   **Siddharth N. Mehta**   **Donald E. Brown**   **Jacques P. Perold**

Monica Turner





Shareholder Proposal

04 Independent Board Chairman



VOTING RECOMMENDATION:

The Board recommends a vote **AGAINST** this proposal.

- It is in the best interests of Allstate's stockholders for the Board to have the ability to determine the best person to serve as Board Chair.
- Allstate's independent Lead Director provides additional leadership of the Board.
- There are other structural safeguards to provide effective independent oversight of Allstate.

Mr. Kenneth Steiner, 14 Stoner Ave., 2M Great Neck, NY 11021, beneficial owner of no less than 500 shares of Allstate common stock as of October 30, 2023, intends to present the following resolution at the annual meeting:

Shareholders request that the Board of Directors adopt an enduring policy, and amend the governing documents as necessary in order that 2 separate people hold the office of the Chairman and the office of the CEO.

Whenever possible, the Chairman of the Board shall be an Independent Director.

The Board has the discretion to select a Temporary Chairman of the Board who is not an Independent Director to serve while the Board is seeking an Independent Chairman of the Board on an accelerated basis.

It is a best practice to adopt this proposal soon. However this policy could be phased in when there is a contract renewal for our current CEO or for the next CEO transition.

This proposal topic won 52% support at Boeing and 54% support at Baxter International in 2020. Boeing then adopted this proposal topic.

A lead director is no substitute for an independent board chairman. A lead director cannot call a special shareholder meeting and cannot even call a special meeting of the board. A lead director can delegate most of his lead director duties to others and then simply rubber-stamp it. There is no way shareholders can be sure of what goes on.

A lead director can be given a list of duties but there is no rule that prevents the Chairman from overriding the lead director in any of the so-called lead director duties.

Allstate lead director Mr. Gregg Sherrill had years in the dual jobs of CEO and Chairman. Perhaps there should be a rule against a person who has been a CEO and a Chairman at the same time being named as lead director.

Past and present holders of both jobs at the same time would seem to have a special affinity with the Allstate person who now has the 2 most important Allstate jobs, Chairman and CEO. Affinity is inconsistent with the oversight role of a lead director.

Executive pay was rejected by 24 million shares in 2022 and 18 million shares in 2023. It takes more conviction for shareholders to reject executive pay than to simply accept it. A lead director role is to work with committee chairs. It seems that Mr. Sherrill needs to work more with the chair of the executive pay committee.

The increased complexities of modern companies of $54 Billion in annual revenue, like Allstate, increasingly demand that 2 persons fill the 2 most important jobs in the company — CEO and Chairman.

Please vote yes:
Independent Board Chairman – Proposal 4

Board of Directors' Statement in Opposition to the Stockholder Proposal on Independent Board Chair

The Board recommends that stockholders vote "AGAINST" this proposal for the following reasons:

It is in the best interests of Allstate's stockholders for the Board to have the ability to determine the best person to serve as Board Chair.

- **Requiring** a split of the roles would reduce the Board's ability to act in the best interests of the company as the needs of the Board and the company change over time. **Allstate's Board has chosen to split the roles during a leadership transition**.

- In 2023, Allstate engaged with investors regarding many issues, including Board leadership structure. **Many stockholders expressed the opinion that there is no "one size fits all" solution and that the Board should be able to retain the flexibility** to choose the most effective leadership structure given the circumstances facing the company at any point in time.

- The **majority of companies provide for Board flexibility in determining whether to combine the Chair and CEO roles**. Of the S&P 500, only 39% currently have an independent Chair and less than 10% **require** separation of the Chair and CEO roles. No independent chair proposals have passed in the last two years, reflecting broad **shareholder sentiment that flexibility should be retained**.

- The current structure provides independent Board leadership and engagement while fully leveraging the CEO's experience, expertise and capabilities. **At the present time, the independent directors have determined that Allstate is well served by having Mr. Wilson hold the roles of Chair and CEO**. Mr. Wilson has extensive industry and company knowledge and has demonstrated successful leadership and direction for both management and the Board.

Allstate's independent Lead Director provides additional leadership of the Board.

- **Allstate's Lead Director has well-defined and significant responsibilities, separate from the responsibilities of the Chair/CEO**. These responsibilities include approval of all Board agendas and information provided to the Board; **authority to call meetings of the independent directors**; participation in stockholder engagement; oversight and facilitation of the annual Board evaluation, Board refreshment and succession planning processes; chairing all executive sessions; serving as a liaison between the Chair and the independent directors; and guiding the Board's overall governance processes. For a more detailed description of our Lead Director role, see **page 42** of this Proxy Statement.

- **The Lead Director is elected annually by the independent directors following robust discussion and performance evaluation**. As part of that review, the nominating, governance and social responsibility committee evaluates the criteria for nominees for the Lead Director role and assesses any necessary changes based on current issues facing Allstate. The independent directors consider the director's corporate governance expertise, operational and leadership experience, board tenure, integrity, relationships with the other Board members, and external commitments. Additionally, there is a **written policy in place to rotate the Lead Director every three to five years**, which fosters a balance of historical knowledge and fresh perspective. Allstate's current Lead Director was appointed in 2021.

There are other structural safeguards to provide effective independent oversight of Allstate.

- The Board is **92% independent**, with the CEO being the only non-independent Board member.

- All members of each of the key Board committees (the audit, compensation and human capital, nominating, governance and social responsibility, and risk and return committees) are independent and each committee chair has **robust and clearly articulated responsibilities**.

- After each regularly scheduled Board meeting, both the full Board and the **independent directors of the Board meet in executive session, with the independent directors' session chaired by the Lead Director**.

- Each committee operates under a written charter that **directs the oversight of key matters, the integrity of Allstate's financial statements, executive compensation, CEO performance, nomination of directors, evaluation of the Board, and risk and return management**. Additionally, the Board supplements their oversight with external independent resources, including compensation, financial results, and key governance topics.

Stock Ownership Information

Security Ownership of Directors and Executive Officers

The following table shows the Allstate common shares beneficially owned as of March 1, 2024, by each director and named executive individually, and by all executive officers and directors of Allstate as a group. Shares reported as beneficially owned include shares held indirectly through the Allstate 401(k) Savings Plan and other shares held indirectly. It also includes shares subject to stock options exercisable, and restricted stock units subject to conversion into common shares, within sixty days of March 1. As of March 1, 2024, none of these shares were pledged as security.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership of Allstate Common Stock[1]	Common Stock Subject to Options Exercisable on or Prior to April 29, 2024	Restricted Stock Units[2]	Total Stock-Based Ownership[3]	Percent of Class
Donald E. Brown	3,351	0	1,124	4,475	*
Kermit R. Crawford	1,000	0	19,708	20,708	*
Richard T. Hume	1,485	0	4,027	5,512	*
Margaret M. Keane	12,428	0	4,027	16,455	*
Siddharth N. Mehta	4,840	0	11,346	16,186	*
Maria Morris	0	0	508	508	*
Jacques P. Perold	35	0	11,832	11,867	*
Andrea Redmond	2,000	0	24,530	26,530	*
Gregg M. Sherrill	5,965	0	4,027	9,992	*
Judith A. Sprieser	0	0	34,215	34,215	*
Perry M. Traquina	3,802	0	7,747	11,549	*
Monica Turner	0	0	2,059	2,059	*
Thomas J. Wilson	1,184,258	2,042,374	0	3,226,632	*
Jesse Merten	25,310	55,907	0	81,217	*
John Dugenske	95,059	190,180	0	285,239	*
Suren Gupta	92,293	329,365	0	421,658	*
Mario Rizzo	64,665	228,006	0	292,671	*
All directors and executive officers as a group (23 total)	1,556,032	3,124,892	125,150	4,806,074	1.8%

* Less than 1% of the outstanding shares of common stock.

[1] This column includes restricted stock units (RSUs) held by executive officers that convert into common shares by April 29, 2024.

[2] All non-employee directors hold RSUs granted under Allstate's equity compensation plans for non-employee directors. This column lists those RSUs that would be distributed to directors in the form of shares of common stock within 60 days if any of them were to have retired as a director on March 1, 2024. Some directors hold additional RSUs that are not reflected in the table above because common stock would not be distributed to directors until at least one year following his or her retirement as a director, or in some cases, as many as ten years following the date of grant. For more information regarding the RSUs held by each director at the end of 2023, please see the details on **page 65**.

[3] These amounts are the sum of the number of shares shown in the prior columns. As of March 1, 2024, no director or executive officer beneficially owned 1% or more of the outstanding common stock of Allstate. The directors and executive officers of Allstate as a group beneficially owned (including common stock subject to stock options exercisable and restricted stock units for which restrictions expire on or prior to April 30, 2024) approximately 1.8% of the common stock outstanding as of March 1, 2024.

Security Ownership of Certain Beneficial Owners

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355	32,184,316[1]	12.3%
Common	BlackRock Inc. 55 East 52nd Street New York, NY 10055	18,903,948[2]	7.2%

[1] Reflects shares beneficially owned as of December 31, 2023, as set forth in a Schedule 13G/A filed on February 13, 2024. Of these shares, The Vanguard Group reported it held 0 shares with sole voting power; 327,195 shares with shared voting power; 31,030,890 shares with sole dispositive power; and 1,153,426 shares with shared dispositive power.

[2] Reflects shares beneficially owned as of December 31, 2023, as set forth in a Schedule 13G/A filed on January 26, 2024. Of these shares, BlackRock reported it held 16,876,691 shares with sole voting power; 0 shares with shared voting power; 18,903,948 shares with sole dispositive power; and 0 shares with shared dispositive power.

Other Information

Proxy and Voting Information

Who is Asking for My Vote and Why?

The Allstate Board of Directors is soliciting proxies for use at the annual meeting of shareholders on May 14, 2024, and any adjournments or postponements of the meeting. The annual meeting will be held only if there is a quorum, which means that a majority of the outstanding common stock entitled to vote is represented at the meeting by proxy or in person. To ensure there will be a quorum, the Allstate Board asks you to vote before the meeting, which allows your Allstate stock to be represented at the annual meeting.

Who Can Vote at the Annual Meeting?

The Allstate Board has set the close of business on March 18, 2024, as the record date for the meeting. This means that you are entitled to vote if you were a shareholder of record at the close of business on March 18, 2024. On that date, there were 263,759,279 shares of Allstate common stock outstanding and entitled to vote at the annual meeting.

Why Did I Receive a Notice of Internet Availability of Proxy Materials Instead of the Proxy Materials?

We distribute our proxy materials to most shareholders over the Internet using "Notice and Access" delivery, as permitted by the rules of the SEC. We elected to use this method for most shareholders as it reduces our print and mail costs and the environmental impact of our annual shareholders' meeting.

How Do I Vote?

Instructions on how to vote your shares are included on the Notice on **page 10**. If you hold shares in your own name as a registered shareholder, you may vote by participating in the annual meeting, or you may instruct the proxies how to vote your shares by following the instructions on the proxy card/voting instruction form. **If you plan to participate in the meeting, please see the details on page 11**.

If you hold shares in street name (that is, through a broker, bank, or other record holder), you should follow the instructions provided by your broker, bank, or other record holder to vote your shares.

If you hold shares through the Allstate 401(k) Savings Plan, please see the instructions on **pages 117-118**.

Can I Change My Vote?

Before your shares have been voted at the annual meeting by the proxies, you may change or revoke your voting instructions by providing instructions again by telephone, by Internet, in writing, or, if you are a registered shareholder, by voting at the annual meeting.

Are the Votes Kept Confidential?

All proxies and tabulations that identify the vote of a particular shareholder are confidential, except as necessary to allow the inspector of election to certify the voting results or to meet certain legal requirements. A representative of American Election Services, LLC will act as the inspector of election and will count the votes. The representative is independent of Allstate and its directors, officers, and employees.

If you write a comment on your proxy card or voting instruction form, it may be provided to our Secretary along with your name and address.

Your comments will be provided without reference to how you voted, unless the vote is mentioned in your comment or unless disclosure of the vote is necessary to understand your comment. At our request, the distribution agent or the solicitation agent will provide us with periodic status reports on the aggregate vote. These status reports may include a list of shareholders who have not voted and breakdowns of vote totals by different types of shareholders, as long as we are not able to determine how a particular shareholder voted.

What Happens If I Submit a Signed Proxy Card but Do Not Indicate How I Want to Vote?

You may instruct the proxies to vote "FOR" or "AGAINST" on each proposal, or you may instruct the proxies to "ABSTAIN" from voting. If you submit a signed proxy card/voting instruction form to allow your shares to be represented at the annual meeting but do not indicate how your shares should be voted on one or more proposals, then the proxies will vote your shares as the Board of Directors recommends on those proposals. Other than the proposals listed on **pages 24-27**, we do not know of any other matters to be presented at the meeting. If any other matters are properly presented at the meeting, the proxies may vote your shares in accordance with their best judgment.

What Vote Is Needed to Approve Each Item?

Shares of common stock represented by a properly completed proxy card/voting instruction form will be counted as present at the meeting for purposes of determining a quorum, even if the shareholder is abstaining from voting.

Proposal 1. To be elected under Allstate's majority vote standard, each director must receive an affirmative vote of the majority of the votes cast. In other words, the number of shares voted "FOR" a director must exceed 50% of the votes cast on that director. Abstentions will not be counted as votes cast and will have no impact on the vote's outcome.

Proposals 2 – 4. A majority of the shares present in person or represented by proxy at the meeting and entitled to vote must be voted "FOR" the proposal. **Abstentions will have the effect of a vote against the proposal.**

Are Broker Non-votes Counted at the Meeting?

Brokers and banks have discretionary authority to vote shares in the absence of instructions on matters the NYSE considers "routine," such as the ratification of the appointment of the auditors. They do not have discretionary authority to vote shares in the absence of instructions on "non-routine" matters, such as the election of directors, say-on-pay and the shareholder proposal to have an independent Board Chairman. Broker non-votes will not be counted as shares entitled to vote on any of the foregoing non-routine matters and will have no impact on the outcomes of those votes.

What Is "householding" and How Does It Affect Me?

Allstate has adopted the "householding" procedure approved by the SEC, which allows us to deliver one set of documents to a household of shareholders instead of delivering a set to each shareholder in a household, unless we have been instructed otherwise. This procedure is more environmentally friendly and cost-effective because it reduces the number of copies to be printed and mailed. Shareholders who receive proxy materials in paper form will continue to receive separate proxy cards/voting instruction forms to vote their shares. Shareholders who receive the Notice of Internet Availability of Proxy Materials will receive instructions on submitting their proxy cards/voting instruction form via the Internet.

If you would like to change your householding election, request that a single copy of the proxy materials be sent to your address, or request a separate copy of the proxy materials, please contact our distribution agent, Broadridge Financial Solutions, by calling (866) 540-7095 or by writing to Broadridge Householding Department, 51 Mercedes Way, Edgewood, NY 11717. We will promptly deliver the proxy materials to you upon receipt of your request. If you hold your shares in street name, please contact your bank, broker, or other record holder to request information about householding.

If you receive more than one proxy card/voting instruction form, your shares probably are registered in more than one account or you may hold shares both as a registered shareholder and through the Allstate 401(k) Savings Plan. You should vote each proxy card/voting instruction form you receive.

Where Can I Find the Results of the Annual Meeting?

Preliminary results will be announced at the meeting, and final results will be reported in a current report on Form 8-K, which is required to be filed with the SEC within four business days after the meeting.

Who Will Pay the Cost of This Proxy Solicitation?

Allstate pays the cost of this proxy solicitation. Officers and other employees of Allstate and its subsidiaries may solicit proxies by mail, personal interview, telephone, facsimile, electronic means, or via the Internet. None of these individuals will receive special compensation for soliciting votes, which will be performed in addition to their regular duties, and some of them may not necessarily solicit proxies. Allstate also has made arrangements with brokerage firms, banks, record holders, and other fiduciaries to forward proxy solicitation materials to the beneficial owners of shares they hold on their behalf. Allstate will reimburse these intermediaries for reasonable out-of-pocket expenses. Alliance Advisors, 200 Broadacres Drive, 3rd Floor, Bloomfield, NJ 07003 has been retained to assist in the solicitation of proxies for a fee of $20,000 plus expenses.

How Do I Submit Shareholder Proposals or Director Nominations for the 2025 Annual Meeting?

Proposals that shareholders would like to include in Allstate's proxy materials for presentation at the 2025 Annual Meeting must be received by the Office of the Secretary by December 2, 2024, and must otherwise comply with SEC rules in order to be eligible for inclusion in the proxy materials for the 2025 Annual Meeting.

If a shareholder would like to bring a matter before the meeting that is not the subject of a proposal that meets the SEC proxy rule requirements for inclusion in the proxy statement, the shareholder must follow procedures in Allstate's bylaws in order to personally present the proposal at the meeting.

One of the procedural requirements in the bylaws is timely notice in writing of the business the shareholder proposes to bring before the meeting. Notice of business proposed to be brought before the 2025 annual meeting must be received by the Office of the Secretary no earlier than the close of business on January 14, 2025 and no later than the close of business on February 13, 2025. Among other things, the notice must describe the business proposed to be brought before the meeting, the reasons for conducting the business at the meeting, and any material interest of the shareholder in the business.

A shareholder also may directly nominate someone for election as a director at a shareholders' meeting. Under our bylaws, a shareholder may nominate a candidate at the 2025 annual meeting by providing advance notice to Allstate to the Office of the Secretary that is received no earlier than the close of business on January 14, 2025, and no later than the close of business on February 13, 2025. For proxy access nominees to be considered at the 2025 annual meeting, the nomination notice must be received by the Office of the Secretary no earlier than the close of business on November 2, 2024, and no later than the close of business on December 2, 2024. Among other things, the notice must include the information and documents described in Section 20 of the company's bylaws. In addition, shareholders who intend to solicit proxies in support of director nominees other than the company's nominees must also comply with the additional requirements of Rule 14a-19(b) of the Securities Exchange Act of 1934.

A copy of the procedures and requirements related to the above matters is available upon request from the Office of the Secretary or can be found on Allstate's website, www.allstateinvestors.com. The notices required above must be sent to the Office of the Secretary, The Allstate Corporation, 3100 Sanders Road, Northbrook, IL 60062.

How Do I Vote If I Hold Shares Through the 401(k) Savings Plan?

If you hold Allstate common shares through the Allstate 401(k) Savings Plan, your proxy card/voting instruction form for those shares will instruct the plan trustee how to vote those shares. If you received your annual meeting materials electronically, and you hold Allstate common shares both through the plan and also directly as a registered shareholder, the voting instructions you provide electronically will be applied to both your plan shares and your registered shares. If you return a signed proxy card/voting instruction form or vote by telephone or the Internet on a timely basis, the trustee will follow your voting instructions for all Allstate common shares allocated to your plan account unless that would be inconsistent with the trustee's duties.

If your voting instructions are not received on a timely basis, the shares allocated to your plan account will be considered "unvoted." If you return a signed proxy card/voting instruction form but do not indicate how your shares should be voted on a given matter, the shares represented by your proxy card/voting instruction form will be voted as the Board of Directors recommends. **The trustee will vote all unvoted shares held by the plan as follows:**

- If the trustee receives instructions (through voting instruction forms or through telephonic or Internet instruction) on a timely basis for at least 50% of the votable shares in the plan, then it will vote all unvoted shares in the same proportion and in the same manner as the shares for which timely instructions have been received, unless to do so would be inconsistent with the trustee's duties.
- If the trustee receives instructions for less than 50% of the votable shares, the trustee will vote all unvoted shares at its sole discretion. However, the trustee will not use its discretionary authority to vote on adjournment of the meeting in order to solicit further proxies.

Plan votes receive the same high level of confidentiality as all other votes. You may not vote the shares allocated to your plan account by voting at the meeting. You must instruct The Northern Trust Company, as trustee for the plan, how to vote your shares.

How Can I Inspect a List of Shareholders Entitled to Vote at the Meeting?

Shareholders wishing to inspect the list of registered shareholders of The Allstate Corporation as of the record date for the 2024 Annual Meeting of Shareholders should send an e-mail to invrel@allstate.com. Please include (1) your name and (2) if you hold your shares through a broker, bank or other intermediary, an image of your stock ownership statement. Upon verification of your status as a shareholder, you will be provided access to view and inspect the list of registered shareholders as of the record date. Shareholders will not be able to download or print the list.

By order of the Board,

Christine DeBiase
Secretary
April 1, 2024

Appendix A – Definitions of Non-GAAP Measures

Measures that are not based on accounting principles generally accepted in the United States of America ("non-GAAP") are defined and reconciled to the most directly comparable GAAP measure. We believe that investors' understanding of Allstate's performance is enhanced by our disclosure of the following non-GAAP measures. Our methods for calculating these measures may differ from those used by other companies and therefore comparability may be limited.

Adjusted net income (loss) is net income (loss) applicable to common shareholders, excluding:

- Net gains and losses on investments and derivatives
- Pension and other postretirement remeasurement gains and losses
- Business combination expenses and the amortization or impairment of purchased intangibles
- Income or loss from discontinued operations
- Gain or loss on disposition
- Adjustments for other significant non-recurring, infrequent or unusual items, when (a) the nature of the charge or gain is such that it is reasonably unlikely to recur within two years, or (b) there has been no similar charge or gain within the prior two years
- Income tax expense or benefit on reconciling items

Net income (loss) applicable to common shareholders is the GAAP measure that is most directly comparable to adjusted net income.

We use adjusted net income as an important measure to evaluate our results of operations. We believe that the measure provides investors with a valuable measure of the Company's ongoing performance because it reveals trends in our insurance and financial services business that may be obscured by the net effect of net gains and losses on investments and derivatives, pension and other postretirement remeasurement gains and losses, business combination expenses and the amortization or impairment of purchased intangibles, income or loss from discontinued operations, gain or loss on disposition and adjustments for other significant non-recurring, infrequent or unusual items and the related tax expense or benefit of these items. Net gains and losses on investments and derivatives, and pension and other postretirement remeasurement gains and losses may vary significantly between periods and are generally driven by business decisions and external economic developments such as capital market conditions, the timing of which is unrelated to the insurance underwriting process.

Business combination expenses, income or loss from discontinued operations and gain or loss on disposition are excluded because they are non-recurring in nature and the amortization or impairment of purchased intangibles is excluded because it relates to the acquisition purchase price and is not indicative of our underlying business results or trends.

Non-recurring items are excluded because, by their nature, they are not indicative of our business or economic trends.

Accordingly, adjusted net income excludes the effect of items that tend to be highly variable from period to period and highlights the results from ongoing operations and the underlying profitability of our business. A byproduct of excluding these items to determine adjusted net income is the transparency and understanding of their significance to net income variability and profitability while recognizing these or similar items may recur in subsequent periods.

Adjusted net income is used by management along with the other components of net income (loss) applicable to common shareholders to assess our performance. We use adjusted measures of adjusted net income in incentive compensation. Therefore, we believe it is useful for investors to evaluate net income (loss) applicable to common shareholders, adjusted net income and their components separately and in the aggregate when reviewing and evaluating our performance.

We note that investors, financial analysts, financial and business media organizations and rating agencies utilize adjusted net income results in their evaluation of our and our industry's financial performance and in their investment decisions, recommendations and communications as it represents a reliable, representative and consistent measurement of the industry and the Company and management's performance. We note that the price to earnings multiple commonly used by insurance investors as a forward-looking valuation technique uses adjusted net income as the denominator. Adjusted net income should not be considered a substitute for net income (loss) applicable to common shareholders and does not reflect the overall profitability of our business.

The following table reconciles net income (loss) applicable to common shareholders and adjusted net income for the years ended December 31.

($ in millions, except per share data)	2023	2022[3]	2021[3]	Per diluted common share		
				2023	2022[3]	2021[3]
Net income (loss) applicable to common shareholders	$ (316)	$(1,394)	$ 1,500	$(1.20)	$(5.14)	$ 5.01
Net (gains) losses on investments and derivatives	300	1,072	(1,084)	1.13	3.95	(3.63)
Pension and other postretirement remeasurement (gains) losses	9	116	(644)	0.04	0.43	(2.15)
Amortization of purchased intangibles	329	353	398	1.24	1.30	1.33
Business combination of fair value adjustment	—	—	(6)	—	—	(0.02)
(Gain) loss on disposition	(4)	(89)[4]	—	(0.01)	(0.33)	—
(Income) loss from discontinued operations	—	—	3,612	—	—	12.08
Non-recurring costs[1]	90	—	—	0.34	—	—
Income tax expense (benefit)	(157)	(297)	272	(0.59)	(1.09)	0.91
Adjusted net income (loss)*	$ 251	$ (239)	$ 4,048	$ 0.95	$(0.88)	$13.53
Weighted average common-shares – Diluted[2]				264.7	271.2	299.1
Weighted average dilutive potential common shares excluded due to net loss applicable to common shareholders[2]				2.2	3.1	—

[1] Relates to settlement costs for non-recurring litigation that is outside of the ordinary course of business.

[2] In periods where a net loss or adjusted net loss is reported, weighted average shares for basic earnings per share is used for calculating diluted earnings per share because all dilutive potential common shares are anti-dilutive and are therefore excluded from the calculation.

[3] 2022 and 2021 periods have been recast to reflect the impact of the adoption of the FASB guidance revising the accounting for certain long-duration insurance contracts.

[4] Includes $83 million related to the gain on sale of headquarters in the fourth quarter of 2022.

Combined Ratio excluding the effect of catastrophes, prior year reserve reestimates and amortization or impairment of purchased intangibles ("underlying combined ratio") is a non-GAAP ratio, which is computed as the difference between four GAAP operating ratios: the combined ratio, the effect of catastrophes on the combined ratio, the effect of prior year non-catastrophe reserve reestimates on the combined ratio, and the effect of amortization or impairment of purchased intangibles on the combined ratio. We believe that this ratio is useful to investors and it is used by management to reveal the trends in our Property-Liability business that may be obscured by catastrophe losses, prior year reserve reestimates and amortization or impairment of purchased intangibles. Catastrophe losses cause our loss trends to vary significantly between periods as a result of their incidence of occurrence and magnitude, and can have a significant impact on the combined ratio. Prior year reserve reestimates are caused by unexpected loss development on historical reserves, which could increase or decrease current year net income. Amortization or impairment of purchased intangibles relates to the acquisition purchase price and is not indicative of our underlying insurance business results or trends. We believe it is useful for investors to evaluate these components separately and in the aggregate when reviewing our underwriting performance. The most directly comparable GAAP measure is the combined ratio. The underlying combined ratio should not be considered a substitute for the combined ratio and does not reflect the overall underwriting profitability of our business.

The following table reconciles the Property-Liability combined ratio to the Property-Liability underlying combined ratio for the years ended December 31.

	2023	2022	2021
Combined Ratio	104.5	106.6	95.9
Effect of catastrophe losses	(11.6)	(7.1)	(8.3)
Effect of prior year non-catastrophe reserve reestimates	(1.2)	(3.9)	(0.8)
Effect of amortization of purchased intangibles	(0.5)	(0.5)	(0.6)
Underlying combined ratio*	91.2	95.1	86.2
Effect of prior year catastrophe reserve reestimates	—	—	(0.5)

Adjusted net income return on Allstate common shareholders' equity is a ratio that uses a non-GAAP measure. It is calculated by dividing the rolling 12-month adjusted net income by the average of Allstate common shareholders' equity at the beginning and at the end of the 12-months, after excluding the effect of unrealized net capital gains and losses. Return on Allstate common shareholders' equity is the most directly comparable GAAP measure. We use adjusted net income as the numerator for the same reasons we use adjusted net income, as discussed previously. We use average

Allstate common shareholders' equity excluding the effect of unrealized net capital gains and losses for the denominator as a representation of common shareholders' equity primarily applicable to Allstate's earned and realized business operations because it eliminates the effect of items that are unrealized and vary significantly between periods due to external economic developments such as capital market conditions like changes in equity prices and interest rates, the amount and timing of which are unrelated to the insurance underwriting process. We use it to supplement our evaluation of net income (loss) applicable to common shareholders and return on Allstate common shareholders' equity because it excludes the effect of items that tend to be highly variable from period to period. We believe that this measure is useful to investors and that it provides a valuable tool for investors when considered along with return on Allstate common shareholders' equity because it eliminates the after-tax effects of realized and unrealized net capital gains and losses that can fluctuate significantly from period to period and that are driven by economic developments, the magnitude and timing of which are generally not influenced by management. In addition, it eliminates non-recurring items that are not indicative of our ongoing business or economic trends. A byproduct of excluding the items noted above to determine adjusted net income return on Allstate common shareholders' equity from return on Allstate common shareholders' equity is the transparency and understanding of their significance to return on common shareholders' equity variability and profitability while recognizing these or similar items may recur in subsequent periods. We use adjusted measures of adjusted net income return on Allstate common shareholders' equity in incentive compensation. Therefore, we believe it is useful for investors to have adjusted net income return on Allstate common shareholders' equity and return on Allstate common shareholders' equity when evaluating our performance. We note that investors, financial analysts, financial and business media organizations and rating agencies utilize adjusted net income return on common shareholders' equity results in their evaluation of our and our industry's financial performance and in their investment decisions, recommendations and communications as it represents a reliable, representative and consistent measurement of the industry and the company and management's utilization of capital. We also provide it to facilitate a comparison to our long-term adjusted net income return on Allstate common shareholders' equity goal. Adjusted net income return on Allstate common shareholders' equity should not be considered a substitute for return on Allstate common shareholders' equity and does not reflect the overall profitability of our business.

The following tables reconcile return on Allstate common shareholders' equity and adjusted net income return on Allstate common shareholders' equity for the years ended December 31.

($ in millions)	2023	2022[1]	2021[1]
Return on Allstate common shareholders' equity			
Numerator:			
Net income (loss) applicable to common shareholders	$ (316)	$ (1,394)	$ 1,500
Denominator:			
Beginning Allstate common shareholders' equity	$15,518	$22,974	$28,247
Ending Allstate common shareholders' equity[2]	15,769	15,518	22,974
Average Allstate common shareholders' equity	$15,644	$19,246	$25,611
Return on Allstate common shareholders' equity	(2.0)%	(7.2)%	5.9%

	2023	2022[1]	2021[1]
Adjusted net income return on Allstate common shareholders' equity			
Numerator:			
Adjusted net income (loss)*	$ 251	$ (239)	$ 4,048
Denominator:			
Beginning Allstate common shareholders' equity	$15,518	$22,974	$28,247
Less: Unrealized net capital gains and losses	(2,255)	598	3,180
Adjusted beginning Allstate common shareholders' equity	17,773	22,376	25,067
Ending Allstate common shareholders' equity[2]	15,769	15,518	22,974
Less: Unrealized net capital gains and losses	(604)	(2,255)	598
Adjusted ending Allstate common shareholders' equity	16,373	17,773	22,376
Average adjusted Allstate common shareholders' equity	$17,073	$20,075	$23,722
Adjusted net income (loss) return on Allstate common shareholders' equity*	1.5%	(1.2)%	17.1%

[1] 2022 and 2021 periods have been recast to reflect the impact of the adoption of the FASB guidance revising the accounting for certain long-duration insurance contracts.

[2] Excludes equity related to preferred stock of $2,001 million as of December 31, 2023, and $1,970 as of December 31, 2022 and 2021.

Appendix B – Categorical Standards of Independence

In accordance with the Director Independence Standards, the Board has determined that the nature of the following relationships with the corporation do not create a conflict of interest that would impair a director's independence.

1. An Allstate director's relationship arising from (i) only such director's position as a director of another corporation or organization; (ii) only such director's direct or indirect ownership of a 5% or less equity interest in another corporation or organization (other than a partnership); (iii) both such position and such ownership; or (iv) such director's position only as a limited partner in a partnership in which he or she has an interest of 5% or less.

2. An Allstate director's relationship arising from an interest of the director, or any entity in which the director is an employee, director, partner, shareholder or officer, in or under any standard-form insurance policy or other financial product offered by the Allstate Group in the ordinary course of business.

3. An Allstate director's relationship with another company that participates in a transaction with the Allstate Group (i) where the rates or charges involved are determined by competitive bid or (ii) where the transaction involves the rendering of services as a common or contract carrier (including any airline) or public utility at rates or charges fixed in conformity with law or governmental authority.

4. An Allstate director's relationship with another company that has made payments to, or received payments from, the Allstate Group for property or services in an amount which, in the last fiscal year, does not exceed the greater of $1 million or 2% of such other company's consolidated gross revenues for such year.

5. An Allstate director's position as an executive officer of a tax-exempt organization to which the aggregate amount of discretionary contributions (other than employee matching contributions) made by the Allstate Group and The Allstate Foundation in any of the last three fiscal years of the tax-exempt organization were equal to or less than the greater of $1 million or 2% of such organization's consolidated gross revenues for such year.

6. An Allstate director's relationship with another company (i) in which the Allstate Group makes investments or (ii) which invests in securities issued by the Allstate Group or securities backed by any product issued by the Allstate Group, all in the ordinary course of such entity's investment business and on terms and under circumstances similar to those available to or from entities unaffiliated with such director.

Appendix C – Executive Officers

The following table lists the names and titles of our executive officers as of April 1, 2024. AIC refers to Allstate Insurance Company.

Name	Principal Positions and Offices Held
Thomas J. Wilson	Chair of the Board, President and Chief Executive Officer of The Allstate Corporation and AIC.
Elizabeth A. Brady	Executive Vice President, Chief Marketing, Customer and Communications Officer of AIC.
Christine DeBiase	Executive Vice President, Chief Legal Officer, General Counsel, and Corporate Secretary of The Allstate Corporation and AIC.
Jesse E. Merten	Executive Vice President and Chief Financial Officer of The Allstate Corporation and AIC.
John E. Dugenske	President, Investments and Corporate Strategy of AIC.
Suren Gupta	President, Protection Products and Enterprise Services of AIC.
Zulfikar Jeevanjee	Executive Vice President, Chief Information Officer of AIC.
John C. Pintozzi	Senior Vice President, Controller and Chief Accounting Officer of The Allstate Corporation and of AIC.
Mark Q. Prindiville	Executive Vice President and Chief Risk Officer of AIC.
Mario Rizzo	President, Property-Liability of AIC.
Robert Toohey	Executive Vice President and Chief Human Resources Officer of AIC.

Helpful Links and Resources

About Allstate

Company Website
https://www.allstate.com/

The Allstate Foundation
https://allstatefoundation.org/?_ga=2.233644824.70414277.1634117375-1354564632.1627444396

Sustainability
https://www.allstatesustainability.com/

Governance

Overview
https://www.allstateinvestors.com/governance

Corporate Governance Guidelines
https://www.allstateinvestors.com/static-files/b32c67db-6f4a-4afb-9c2d-ffe5d2b1b12a

Bylaws of The Allstate Corporation
https://www.allstateinvestors.com/static-files/dd3f893c-035f-4896-a82c-a3e5ae606a51

Audit Committee Charter
https://www.allstateinvestors.com/static-files/3dfddc3a-6f10-4c3e-b154-bd3db57aafc4

Compensation and Human Capital Committee Charter
https://www.allstateinvestors.com/static-files/3d99e53e-579a-4e46-9bdd-338c50702ec4

Executive Committee Charter
https://www.allstateinvestors.com/static-files/275b63c0-6823-4678-add2-9fcd161330fc

Nominating, Governance and Social Responsibility Committee Charter
https://www.allstateinvestors.com/static-files/94ae2405-05d8-4fab-b435-1798d7ab91ff

Risk and Return Committee Charter
https://www.allstateinvestors.com/static-files/140622f6-f4ca-4e14-9d40-cbd88a549f25

Code of Conduct
https://www.allstateinvestors.com/governance/code-conduct

Sustainability

Overview
https://www.allstatesustainability.com

Sustainability Report
www.allstatesustainability.com/2023SR

TCFD Report
www.allstatesustainability.com/2023tcfd

CDP Climate Response
www.allstatesustainability.com/2023cdp

GRI Index
www.allstatesustainability.com/reporting/gri

SASB Index
www.allstatesustainability.com/2023sasb

EEO-1 Report
www.allstatesustainability.com/2023eeo1

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Annual
Report

Investor Information

Corporate Headquarters/ Home Office
The Allstate Corporation
3100 Sanders Road
Northbrook, IL 60062
(847) 402-5000
www.allstate.com

Annual Meeting
Shareholders of record are invited to attend the annual meeting of The Allstate Corporation on Tuesday, May 14, 2024, 11:00 a.m. Central time. The company will be hosting the meeting live via the Internet. To attend the virtual meeting please visit www.virtualshareholdermeeting.com/ALL2024.

Holders of common stock of record at the close of business on March 18, 2024 are entitled to vote during the meeting. A notice of meeting, proxy statement and proxy card and/or voting instructions were provided to shareholders with this annual report.

Shareholder Services/Transfer Agent
For information or assistance regarding individual stock records, dividend reinvestment, dividend checks, 1099DIV and 1099B tax forms, direct deposit of dividend payments, or stock certificates, contact EQ Shareowner Services, in any of the following ways:

BY TELEPHONE:
(800) 355-5191 within the U.S. or
(651) 450-4064 outside the U.S.

BY MAIL:
EQ Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-0854

BY CERTIFIED/OVERNIGHT MAIL:
EQ Shareowner Services

1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120-4100

**ON THE INTERNET—
account information:**
shareowneronline.com

Allstate 401(k) Savings Plan
For information about the Allstate 401(k) Savings Plan, call the Allstate Benefits Center at (888) 255-7772

Investor Relations
Security analysts, portfolio managers and representatives of financial institutions seeking information about the company should contact:

Investor Relations
The Allstate Corporation
3100 Sanders Road,
Northbrook, IL 60062
(800) 416-8803
invrel@allstate.com

Communications to the Board of Directors
Shareholders or other interested parties who wish to communicate to the Board of Directors may do so by mail or email as follows. Please let us know if you are a shareholder.

BY EMAIL:
directors@allstate.com

BY MAIL:
The Allstate Corporation
Nominating, Governance &
Social Responsibility Committee
c/o General Counsel
3100 Sanders Road
Northbrook, IL 60062

Code of Global Business Conduct
Allstate's Global Code of Business Conduct is available on the Corporate Governance section of www.allstateinvestors.com.

Corporate Responsibility
Information on Allstate's social responsibility programs is available at allstatesustainability.com.

Media Inquiries
Allstate Media Relations
3100 Sanders Road
Northbrook, IL 60062
(847) 402-5600

Form 10-K, Other Reports
Shareholders may receive without charge a copy of The Allstate Corporation Form 10-K annual report (filed with the U.S. Securities and Exchange Commission) and other public financial information for the year ended December 31, 2023, by contacting invrel@allstate.com.

The Allstate Corporation's Annual Report is available online at: https://www.allstateinvestors.com/financials/sec-filings

Stock Exchange Listing
The Allstate Corporation common stock is listed on the New York Stock Exchange under the trading symbol "ALL." Common stock is also listed on the Chicago Stock Exchange. As of January 31, 2024, there were 56,831 holders of record of The Allstate Corporation's common stock.

Independent Registered Public Accounting Firm
Deloitte & Touche LLP 111 South Wacker Drive Chicago, IL 60606-4301

Online Information
You can access financial and other information about Allstate on our website, www.allstateinvestors.com, including executive speeches, investor conference calls and quarterly investor information. The information contained in any website or report referenced in this proxy statement is not incorporated by reference in, and does not form a part of, this proxy statement.



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The Allstate Corporation
Notice of 2024 Annual Meeting,
Proxy Statement and
2023 Annual Report

The Allstate Corporation
3100 Sanders Road
Northbrook, IL 60062–6127